
11005038

THE CHUBB CORPORATION

Annual Review 2010



On the Cover

When Tony and Marlene Dubreville's home was leveled by one of the California wildfires (see inset), their Chubb *Masterpiece*® policy helped them rebuild quickly. "You go through so many emotions when you lose everything," says Mr. Dubreville. "I can't say enough about having someone on your side. Chubb has stood behind me the entire way. We have a home today that is as good as or better than what we had. Chubb has been gold to us."

About Chubb


CHUBB & SON
1882

In 1882, Thomas Caldecot Chubb and his son Percy opened a marine underwriting business in the seaport district of New York City. The Chubbs were adept at turning risk transfer into business success, often by helping policyholders prevent losses before they occurred. Chubb also established strong relationships with the insurance agents and brokers who placed their clients' business with Chubb underwriters.

"Never compromise integrity," a Chubb slogan, captures the spirit of our company. Each of our 10,100 employees in North America, South America, Europe, Asia and Australia works toward the goal of satisfying customers by bringing professional excellence and fairness to each transaction.

Today, Chubb stands among the largest property and casualty insurers in the world. The principles of financial strength, proficient underwriting, conservative investment and excellent service, executed by our market-leading employees, have been the mainstays of our organization for 128 years.

Note

Some of the statements in this Review may be considered forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 (PSLRA). These forward-looking statements are made pursuant to the safe harbor provisions of the PSLRA and include statements regarding our operational performance, including our ability to achieve consistent profitability, consistently reward shareholders, achieve superior underwriting, make an underwriting profit and achieve higher growth rates in our operations outside the United States; our stable financial strength; our business model, types of business, innovation and new business opportunities; the level of our claims service and our ability to pay claims; our ability to manage our investment portfolio; the impact of the economic downturn on our investment portfolio; the property and casualty insurance market environment, rates and pricing; and our ability to succeed in a variety of market conditions. Such statements speak only as of the date of the Review and are not guarantees of future performance. Various risks and uncertainties may cause actual results to differ materially. These risks and uncertainties include those discussed in the filings we make with the Securities and Exchange Commission. We assume no obligation to update such forward-looking statements.



This review discusses operating income and certain other measures that are "non-GAAP financial measures" (as defined by the Securities and Exchange Commission). For additional information regarding these non-GAAP financial measures, please refer to the inside back cover of this Review.

CEO Report



John D. Finnegan, Chairman, President and Chief Executive Officer

Our 2010 results continued to distinguish Chubb as a company which consistently outperforms its competitors and produces superior returns for its shareholders.

- Net written premiums were $11.2 billion, up 1%.
- Our combined loss and expense ratio was 89.3%, the fifth consecutive year we have achieved a combined ratio better than 90%.
- Net income was $2.2 billion or $6.76 per share, the second-best net income per share in Chubb history.
- Operating income (which we define as net income excluding after-tax realized investment gains and losses) was $1.9 billion or $5.90 per share, the third-best operating income per share in the company's history.
- We returned $2.5 billion of capital to our shareholders through share repurchases and dividends.
- Book value per share increased 11%, and return on equity was 13.9%.

Our goal is to consistently reward our shareholders for the confidence they place in Chubb, and these results enabled us to do just that again in 2010. Although our stock has in the past traded at a higher price-to-book multiple than it currently does, it nevertheless enjoys a multiple better than almost all of our competitors. The total return, including share price appreciation and

The total return on Chubb's stock was 25% during 2010, compared to 15% for the S&P 500 Index and 9% for the S&P Property & Casualty Insurance Index.

reinvested dividends, on Chubb's stock was 25% during 2010, compared to 15% for the S&P 500 Index and 9% for the S&P Property & Casualty Insurance Index. The market value of our shares increased 21% during that period.

The consistency with which we reward our shareholders is perhaps most evident in our performance over the past five years:

- Chubb's average annual return on equity was 16%.
- Chubb's compound average annual total return to shareholders which, as noted, includes share price appreciation and reinvested dividends, was 7%, which is 4 points better than the S&P 500 and 10 points better than the S&P Property & Casualty Insurance Index. And, 2010 was the 28th consecutive year in which Chubb increased its dividend.
- The company returned $10.1 billion of capital to investors in the form of share repurchases and dividends.


Combined Loss & Expense Ratio
Percentage of premium dollars spent on claims and expenses
2010
89.3%
2009
86.0%
2008
88.7%
2007
82.9%
2006
84.2%
2005
92.3%
2004
92.3%
2003
98.0%
2002
106.7%

Superior financial results contributed to Chubb being ranked as the best financial performer among the 25 largest property and casualty companies on both a five- and ten-year basis in a June 2010 report issued by a leading rating agency. Those results were the product of Chubb's operating performance, its conservative investment portfolio and its value proposition in this business. Let's look at each of those elements.

Operating Performance

Each of our three strategic business units performed well during 2010.

Chubb Personal Insurance (CPI) net written premiums increased 5% to $3.8 billion, and its combined ratio was 91.5%, even with an unusually high 10.2 percentage point impact of catastrophes. CPI is where our famous *Masterpiece*® policies are written. Worldwide premiums increased for the Homeowners line, and our Personal Auto and Other Personal lines enjoyed particularly strong growth outside the United States.

Chubb Commercial Insurance net written premiums were basically unchanged at $4.7 billion. Its combined ratio was 92.3%, including a 5.4 percentage point impact of catastrophes. While average 2010 renewal rates in the United States were flat in the seventh year of the soft insurance market, we retained a very strong 86% of premiums that came up for renewal.

Chubb Specialty Insurance net written premiums were flat at $2.7 billion. Its combined

Over the past five years, Chubb's average annual return on equity was 16%, and the company returned $10.1 billion of capital to investors in the form of share repurchases and dividends.



Left to right: Richard G. Spiro, Chief Financial Officer; Paul J. Krump, President of Commercial and Specialty Lines; Dino E. Robusto, President of Personal Lines and Claims; and Harold L. Morrison, Jr., Chief Global Field Officer and Chief Administrative Officer.

ratio was 82.2%. Professional Liability lines had a 1% decline in net written premiums and a combined ratio of 87.8%. In the United States, average 2010 renewal rates for Professional Liability were down 2%, but renewal premium retention was 87%. Surety lines net written premiums increased 1%, and the combined ratio was 41.3%.

You will note that our 2010 results were significantly impacted by catastrophes. Although we had a benign hurricane season in 2010, we did experience unusually heavy catastrophe losses from winter storms in the Mid-Atlantic and Northeast regions of the United States and the Chilean earthquake in the first quarter and from hailstorms in Oklahoma in the second quarter.

For our insureds, a catastrophe can be a major personal event involving the loss of all their possessions and the disruption of their lives. For us, it presents an opportunity to create value for our customers through the speed, empathy and fairness with which we respond.

For us, a catastrophe is a business event, one which affects our financial results and engages our business model of providing world-class service. For our insureds, particularly homeowners like the Dubreville family, whose home was totally destroyed by a wildfire as shown on the cover of this Review, it can be a major personal event involving the loss of all their possessions and the disruption of their lives. As such, it presents a unique opportunity for us to create value for our customers through the speed, empathy and fairness with which we respond. Our most loyal customers are the ones who, like the Dubrevilles, have had a claim. That suggests to us that our claims professionals are responding in the way which has distinguished this company for 128 years.


Net Income per Share
2010
$6.76
2009
$6.18
2008
$4.92
2007
$7.01
2006
$5.98
2005
$4.47
2004
$4.01
2003
$2.23
2002
$0.64

Our outstanding 2010 operating results are relatively consistent with those the company has produced over the past several years, and we take pride in that fact. We strive to be a predictably and consistently profitable company with returns and financial stability that meet the expectations of our shareholders, our customers and our employees. Think for a minute what the last eight years have been like in our economy and in the industry, and that consistency of performance becomes all the more remarkable. In 2002, we were in the midst of what we call a "hard market," where demand outpaces supply and our products command higher rates, fueling profitable growth. That began to change in 2004 when supply caught up to and overtook demand, producing a "soft market," where rate is harder to come by and top-line growth is more difficult to achieve. And, of course, in 2008 the economy experienced a devastating meltdown driven by developments in the financial services industry. Yet, as evidenced by the rating agency ranking cited above, in each of these environments, Chubb managed to produce consistent best-in-class financial performance.

We believe that is so because embedded in our culture is the conviction that Chubb will perform best when we stick to our core competencies, those things we know how to do very well. So you should not expect to see us making transformative acquisitions, entering into entirely new types of businesses or becoming a diversified financial services provider. That is not what we are good at. That said, we fully embrace the need to change and innovate in an evolving marketplace. So we relentlessly pursue opportunities to grow our business, improve our operational efficiency and diversify our products and geographical reach in ways that are consistent with, and draw upon, our

Underpinning our ability to pay claims is our commitment to both adequately reserve for losses and manage our investments in a conservative manner. We do not reach to obtain a higher return on our funds by stretching our definition of prudent risk.

core competencies.

For example, we are increasing our use of managing general agents who have special areas of expertise to expand our product reach, broadening our presence in the wholesale market and in the Accident business, growing our Auto business outside the United States and transforming our operating model with increased centralized processing.


2010 Business Mix by Net Written Premiums
($ in billions)
Specialty Insurance $2.7
Personal Insurance $3.8
24%
34%
42%
Commercial Insurance $4.7
Outside the United States $2.9
26%
74%
United States $8.3

In 2010, 26% of our net written premiums came from outside the United States, a result of our conscious strategy to geographically diversify our premium base. We nurtured indigenous and profitable operations in Europe, Latin America, Canada and the Asia Pacific region where, by and large, we are achieving higher growth rates than we do in our United States operations. We have done this by deploying our core value proposition, about which you will read more later, in new geographic areas with solid potential for the success of our strategy.

We have developed an innovation platform to enable our employees and our agents to collaborate on generating new ideas for products and services that will keep us at the forefront of providing specialized and valued products and services for our customers.

Managing Our Investments To Meet Our Commitments

Over the 128 years of Chubb's history, we are perhaps most proud of both our financial ability to pay every claim covered by our policies and of the manner and timeliness with which we have done so. From the 1906 San Francisco earthquake to the tragic losses on September 11, 2001, we have honored our promise to cover losses fairly, timely and with empathy. No one in our business does it better.

Underpinning our ability to do so is our commitment to both adequately reserve for losses and manage our $42 billion investment portfolio in a conservative manner. We do not reach to obtain a higher return on our funds by stretching our definition of prudent investment risk. In addition, we operate our business with the intent always to make an underwriting profit and not depend solely on investment yields to produce our profits.

That said, we are proud of our investment management prowess and the disciplined philosophy which suffuses it. The composition of our investment portfolio has been relatively

We operate our business with the intent always to make an underwriting profit and not depend solely on investment yields to produce our profits.

consistent over the years. Our portfolio is heavily weighted toward fixed maturity investments (87% of the portfolio) with an average duration of 3.9 years and an average credit rating of Aa. We believe that our portfolio, which has been structured through careful risk selection and stringent credit standards, is of extremely high quality.



John J. Degnan, Vice Chairman and Chief Operating Officer, retired at the end of 2010 after a distinguished 20-year career at Chubb.

That is why Chubb was a beacon of financial strength in 2008 when our investment portfolio escaped the devastating impact of the financial market crisis that afflicted some of our competitors and much of the financial services industry. That was important to our shareholders, but it was also a reminder to our producers, customers and employees that consistency in operational performance, combined with stable financial strength achieved in large part by disciplined investing, makes Chubb an insurer on whom they can depend, irrespective of market cycles or overall economic conditions.

Our Value Proposition

There is no secret to the formula underlying Chubb's successful business model. It is inherent in our value proposition: we produce broad and innovative coverages tailored to the needs of our customers, particularly in niche markets, and support them with value added services such as loss control and claims that are best-in-class.

Over many years of sustained adherence to this proposition, we have earned a reputation for designing insurance products and services that makes Chubb a premium brand in a marketplace where most others compete on price alone. Such a strategy underscores the fact that we are not a commodity insurance provider. Instead we employ a niche strategy in segments where our deep knowledge of the business and personal needs of our insureds adds value for them. We do so by becoming experts and market leaders in such specialties as insurance for life sciences, cultural and educational institutions, marine cargo, directors & officers' liability, errors & omissions, employment practices liability, high net worth homeowners, collector cars, yachts, antiques and jewelry.

And then when coverage is triggered by a loss, we deliver a level of claim service which consistently satisfies or exceeds our customers' understandably high expectations. We could cite the 98+% of satisfied/highly satisfied customers on our personal lines surveys or the scores of letters we receive from our insureds during any given year to illustrate that statement. But one example seems to say it all: it is depicted in the "before and after" photographs on the cover of this Review and in the

Consistency in operational performance combined with stable financial strength achieved in large part by disciplined investing makes Chubb an insurer on whom brokers, agents, customers and employees can depend, irrespective of market cycles or overall economic conditions.

comments of our customer on the inside front cover. In fact, Tony Dubreville has told us that a dozen of his friends and acquaintances have switched their insurance coverage to Chubb as a result of his experience with us. That is the way we like to attract customers.



Total Return to Shareholders
$30,000
$25,000
$20,000
$15,000
$10,000
Chubb
$27,721
S&P 500
$16,764
S&P P&C
$13,481
2002
2003
2004
2005
2006
2007
2008
2009
2010
December 31

Value of $10,000 invested on December 31, 2002 in Chubb common stock, S&P 500 Index and S&P Property & Casualty Index, including share price appreciation and reinvested dividends. Past results are no guarantee of future returns.

Looking Forward

At the close of 2010, our Vice Chairman and Chief Operating Officer, John Degnan, retired after a distinguished 20-year career with Chubb. Following his retirement, we promoted three executive vice presidents of the corporation, each of whom is a seasoned veteran who has risen through the ranks and each of whom has been with Chubb for at least 25 years. Paul Krump became President of Commercial and Specialty Lines; Dino Robusto became President of Personal Lines and Claims; and Harold Morrison, our Chief Global Field Officer, took on the additional role of Chief Administrative Officer.



Market Value per Share
$65.00
$55.00
$45.00
$35.00
$25.00
$59.64
$26.10
2002
2003
2004
2005
2006
2007
2008
2009
2010
December 31

These three executives, together with Chief Financial Officer Ricky Spiro and me, comprise the company's Executive Committee, which oversees the day-to-day operations of the company, providing the leadership and resources to enable our professionals throughout the world to do their jobs. Chubb will continue to benefit from John's expertise, as he has agreed to serve in a part-time consulting role for a period of two years.

We work hard at maintaining a workplace that is very demanding but is also one where our colleagues feel they are respected and have great opportunities to advance their careers ... a workplace where differentiated performance is rewarded with differentiated compensation.

The property and casualty insurance industry has historically been cyclical. Investor capital available to support the writing of insurance policies fluctuates, as do insurance prices and macroeconomic conditions which determine the quantity and size of insurable risks that insurers can vie for. While speculators attempt to time the boom and bust by getting in and out of insurance stocks at the right times, long-term investors seek out nimble companies that demonstrate the ability to thrive throughout the cycle by producing consistently excellent results year after year in a variety of exogenous circumstances.



Book Value per Share
December 31
2010 $52.24
2009 $47.09
2008 $38.13
2007 $38.56
2006 $33.71
2005 $29.68
2004 $26.28
2003 $22.67
2002 $19.93

As a participant in this industry, Chubb's earnings will fluctuate from year to year. But our goal of being consistently profitable — and consistently more profitable than our industry — informs everything we do in terms of striving for superior underwriting, claim service and investing. It is what leads us to hire the best people we can find. It is why we work hard at maintaining a workplace that is very demanding but is also one where our colleagues feel they are respected and have great opportunities to advance their careers regardless of their race, gender, religion, national origin or sexual orientation ... a workplace where differentiated performance is rewarded with differentiated compensation. That is what leads so many of our employees to spend their entire careers here. And that is what enables Chubb to reward long-term shareholders with consistently superior performance. My thanks to all our employees who worked hard in 2010 to produce another year of success, as well as to our customers, suppliers, agents and brokers for your continued support.

Sincerely,

John D. Finnegan
Chairman, President and Chief Executive Officer
February 24, 2011

Seamless Global Service



UNITED STATES

Worldwide Headquarters: Warren, NJ

Eastern Territory

Atlanta Region
Atlanta, GA
Nashville, TN

Boston Region
Boston, MA
New Haven, CT
Portsmouth, NH
Simsbury, CT

New Jersey Region
New Jersey Retail
New York, NY
Whitehouse Station, NJ

Philadelphia Region
Harrisburg, PA
Philadelphia, PA
Pittsburgh, PA

Tampa Region
Birmingham, AL
Maitland, FL
Sunrise, FL
Tampa, FL

Washington, DC Region
Baltimore, MD
Charlotte, NC
Chesapeake, VA
Columbia, SC
Raleigh, NC
Richmond, VA
Washington, DC

Westchester Region
Long Island, NY
Rochester, NY
Westchester, NY

Western Territory

Chicago Region
Chicago, IL
Grand Rapids, MI
Itasca, IL
Milwaukee, WI
Troy, MI

Cincinnati Region
Cincinnati, OH
Cleveland, OH
Columbus, OH
Indianapolis, IN
Louisville, KY

Dallas Region
Austin, TX
Dallas, TX
Houston, TX
Tulsa, OK

Denver Region
Denver, CO
Phoenix, AZ
Portland, OR
Seattle, WA

Los Angeles Region
Los Angeles, CA
Newport Beach, CA
Northern California
San Francisco, CA

Minneapolis Region
Des Moines, IA
Kansas City, MO
Minneapolis, MN
St. Louis, MO

CANADA

Calgary, AB
Montréal, QC
Toronto, ON
Vancouver, BC

BERMUDA

Hamilton

LATIN AMERICA

Argentina
Buenos Aires

Brazil
Belo Horizonte
Brasilia
Curitiba
Porto Alegre
Rio de Janeiro
São Paulo

Chile
Santiago

Colombia
Barranquilla
Bogotá
Cali
Medellín

México
Guadalajara
México City
Monterrey

EUROPE

Austria
Vienna

Belgium
Brussels

Denmark
Copenhagen

France
Lille
Lyon
Paris
Strasbourg

Germany
Düsseldorf
Hamburg
Munich

Ireland
Dublin

Italy
Milan

Netherlands
Amsterdam

Spain
Barcelona
Madrid

Sweden
Stockholm

Switzerland
Zurich

United Kingdom
Belfast
Birmingham
Glasgow
Leeds
London
Manchester
Reading

ASIA/PACIFIC

Australia
Brisbane
Melbourne
Perth
Sydney

China
Beijing
Hong Kong
Nanjing
Shanghai

Japan
Tokyo

Korea
Seoul

Singapore

Taiwan
Taipei

Thailand
Bangkok

The Chubb Corporation

Officers

Chairman, President and Chief Executive Officer
John D. Finnegan

Executive Committee
John D. Finnegan
Paul J. Krump
Harold L. Morrison, Jr.
Dino E. Robusto
Richard G. Spiro

Executive Vice Presidents
Ned I. Gerstman
Paul J. Krump
Harold L. Morrison, Jr.
Dino E. Robusto
Robert M. Witkoff

Executive Vice President and Chief Financial Officer
Richard G. Spiro

Executive Vice President and General Counsel
Maureen A. Brundage

Senior Vice Presidents
Daniel J. Conway
Frederick W. Gaertner
Paul R. Geyer
Mark E. Greenberg
Glenn A. Montgomery
Steven M. Versaggi

Senior Vice President and Chief Accounting Officer
John J. Kennedy

Vice Presidents
Stephen A. Fuller
Thomas J. Ganter
Marc R. Hachey
Sunita Holzer
Marylu Korkuch
Thomas J. Swartz, III
Thomas J. Walsh, Jr.

Vice President, Corporate Counsel and Secretary
W. Andrew Macan

Vice President and Treasurer
Douglas A. Nordstrom

Chubb & Son, a division of Federal Insurance Company

Officers

Chairman and Chief Executive Officer
John D. Finnegan

President of Commercial and Specialty Lines
Paul J. Krump

President of Personal Lines and Claims
Dino E. Robusto

Executive Vice President, Chief Global Field Officer and Chief Administrative Officer
Harold L. Morrison, Jr.

Executive Vice President and Chief Financial Officer
Richard G. Spiro

Executive Vice President and General Counsel
Maureen A. Brundage

Executive Vice Presidents
Gerard M. Butler
Robert C. Cox
Christopher J. Giles
Sunita Holzer
James P. Knight
Mark P. Korsgaard
Gary C. Petrosino
Steven R. Pozzi
Kathleen M. Tierney

Administrative Committee
W. Brian Barnes
Maureen A. Brundage
Gerard M. Butler
Richard A. Ciullo
Robert C. Cox
John D. Finnegan
Christopher J. Giles
Mark E. Greenberg
Donna M. Griffin
Sunita Holzer
John J. Kennedy
James P. Knight
Mark P. Korsgaard
Paul J. Krump
Harold L. Morrison, Jr.
Gary C. Petrosino
Steven R. Pozzi
Dino E. Robusto
Gail W. Soja
Stuart A. Spencer
Richard G. Spiro
Kathleen M. Tierney

Senior Vice Presidents
James E. Altman
Joel D. Aronchick
William D. Arrighi
Gregory P. Barabas
Mark L. Berthiaume
Jon C. Bidwell
Peter G. Boccher
Julia T. Boland
James P. Bronner
Nicole Brouillard
Timothy D. Buckley
John F. Casella
Michael J. Casella
Michael A. Chang
Richard A. Ciullo
Gardner R. Cunningham, Jr.
David S. Dalton
James A. Darling
Gary R. Delong
Brian J. Douglas
Kathleen M. Dubia
Mark D. Dugle
Alexis R. Durcan, Jr.
Mary M. Elliott
Kathleen S. Ellis
Amy L. Feller
Michele N. Fincher
Philip W. Fiscus
Thomas V. Fitzpatrick
Philip G. Folz
Jill A. Francis
Paul W. Franklin
Anthony S. Galban
Thomas J. Ganter
John C. Gibson, Jr.
Mark E. Greenberg
Donna M. Griffin
Charles S. Gunter
Marc R. Hachey
Lorraine C. Heinen
Steven D. Hernandez
Jeffrey Hoffman
Kevin G. Hogan
Kim D. Hogrefe
Patricia A. Hurley
Gerald A. Ippolito
Mark S. James
Hope Jarvis
Doris M. Johnson
Bettina F. Kelly
Amy F. Kendall
John J. Kennedy
Caroline King
Eric T. Krantz
Ulli Krell
James V. Lalor
Kathleen S. Langner
Paul A. Larson
Kevin J. Leidwinger
Paul L. Lewis
Beverly J. Luehs
Amelia C. Lynch
Michael J. Maloney
Michael L. Marinaro
David P. Mc Keon
Michelle D. Middleton
Robert P. Midwood
Jeffrey J. Miller
John J. Mizzi
Ellen J. Moore
Frank Morelli
Dee A. Nunley
Frances D. O'Brien
Moses I. Ojeisekhoba
Kelly P. O'Leary
Michael W. O'Malley
Rolando A. Orama
Daniel A. Pacicco
Nancy D. Pate-Nelson
Jane M. Peterson
Edward J. Radzinski
Richard D. Reed
Michael K. Reicher, II
Christoph C. Ritterson
Eric M. Rivera
Jody E. Rollins
Evan J. Rosenberg
Judith A. Sammarco
Franklin D. Sanders, Jr.
Eric D. Schall
L. Joshua Shamansky
Timothy M. Shannahan
Michael A. Slor
Kevin G. Smith
Gail W. Soja
Scott R. Spencer
Stuart A. Spencer
Kurt R. Stemmler
Kenneth J. Stephens
Lloyd J. Stoik
John M. Swords
Joel M. Tealer
Clifton E. Thomas
Bruce W. Thorne
Joel S. Townsend
Gary Trust
Peter J. Tucker
William P. Tully
William C. Turnbull, Jr.
Michele E. Twyman
Jeffrey A. Updyke
Susan M. Vella
Peter H. Vogt, II
Charles J. Walkonis
Susan C. Waltermire
Susan Watts
Carole J. Weber
James L. West
Jeremy N.R. Winter

Senior Vice President and Chief Actuary
W. Brian Barnes

Senior Vice Presidents and Actuaries
Peter V. Burchett
Scott E. Henck
Robert J. Hopper
Shu C. Lin
Michael F. McManus
Keith R. Spalding

Senior Vice President and Deputy General Counsel
Judith A. Heim

Senior Vice Presidents and Associate General Counsels
Matthew Campbell
Kirk J. Raslowsky
Linda F. Walker

Senior Vice President and Coverage Counsel
Louis Nagy

Senior Vice President and Treasurer
Douglas A. Nordstrom

Vice Presidents
Jill A. Abere
William M. Adams
Michael K. Adkins
James D. Albertson
Brenda I. Albiar
Christie S. Alderman
Nicky J. Alexander
George N. Allport
Mary S. Aquino
Michael Arcuri
Ronald J. Arigo
Brendan Arnott
Silvia J. Bach
Dorothy M. Badger
Sybil O. Baffoe
Kirk O. Bailey
Stephen F. Ballinger
Brent A. Banchansky
Gregory W. Bangs
Achiles I. Barbatsoulis
David A. Barclay
Frances M. Barfoot
Richard W. Barnett
William E. Barr, Jr.
David Bauman
Arthur J. Beaver
William R. Bell, III
Christopher J. Bender
Tyrone A. Bennett
R. Kerry Besnia
Nancy A. Birkenstock
David H. Bissell
Stanley V. Bloom
Julie Bond
Odette M. Bonvouloir
Daniel J. Bosold
Dennis L. Bostedo, Jr.
Michael J. Bronzino, Sr.
Jeffrey M. Brown
Jeff H. Brundrett
Dekker M. Buckley
John A. Burkhart, III
James D. Butchart
Sabine B. Cain
Walter K. Cain
Ronald Calavano
Alan M. Carlson
James M. Carson
John C. Cavanaugh
Lyria Charles
Barnes L. Chatelain
Kenneth Chung
Thomas C. Clansen
Christopher J. Cocca
Arthur W. Cohen
Richard N. Consoli
Brian B. Cottone
Monika H. Cox
Edwin E. Creter
Raymond L. Crisci, Jr.
William S. Crowley
Timothy E. Dadik
Christine A. Dart
Michael D. Daugherty
Carl V. Davidson
Mark W. Davis
Johann C. D'Costa
Janet Decostro
David S. Deets
Carol A. DeFrance
Richard T. Delaney
Judith A. DeLaRosa
Joseph F. Delucco
Phillip C. Demmel
Susan Devries Amelang
Colleen A. Dey
Joanne C. Diamond
Debra A. Diken
James S. Dobson
Catherine A. Donahue
Wendy J. Dowd
Leslie L. Edsall
Richard J. Edsall
Patricia J. Eggleston
Timothy G. Ehrhart
James P. Ekdahl
Robert C. Ellis, Jr.
Nilo S. Enriquez
Victoria S. Esposito
Craig M. Farina
Timothy J. Farr
Thomas J. Fazio
Michael Feighan
Drew A. Feldman
Alison M. Ferrell
Karen E. Feuerherm
Jeffrey B. Fischer
James A. Fiske
Brian J. Flynn
Peter A. Flynn
John B. Fuoss
Frederick W. Gaertner
Roopa Gandhi
Trevor S. Gandy
Scott D. Garney
Donald M. Garvey, Jr.
Mark D. Gatliff
Irene T. Gaughan
Dominick J. Genoese
Jennifer P. Gentry
Patrick Gerrity
Ned I. Gerstman
Ralph Giordano
Karen R. Gladden
Kenneth T. Goldstein
Christine Gomes
Eugene B. Goodridge
Frank F. Goudsmit
Craig M. Grant
Kevin J. Guinan
James W. Gunson
William C. Haigh
Patricia L. Hall
Nancy Halpin-Birkner
Noel P. Hannon
Patricia F. Harris
Stephen B. Harris
Peter J. Harrison
William R. Harrison
Serena S. Hecker-Battles
Michael W. Heembrock
Lynne J. Heidelbach
Jacqueline Hein
Randolph L. Hein
Raymond Hendrickson
Richard D. Hesselman
Frederick P. Hessenthaler
Steven M. Hill
Douglas Hite
Debra Ann Hochron
Michael G. Hoeschen
Hilary R. Hoffman
Pamela D. Hoffman
Seth Hopkins
Chris Howard
Edward I. Howard
Thomas B. Howland
Joaquin O. Hoyos
Neil A. Huber
Amy M. Ingram
Anthony Iovine
Robert A. Iskols
Michael E. Jackson
Steven Jakubowski
John M. Jeffrey
Kathleen B. Jewell
Latrell Johnson
Kenneth C. Jones
Lisa M. Jones
John J. Juarez, Jr.
John P. Kaas
Celine E. Kacmarek
Arvind Kapoor
Dennis C. Kearns
James R. Kebbekus
Michael C. Keimig
Timothy J. Kelly
Thomas R. Kerr
Debra W. Kestenbaum
Edward G. Kinzer
Elsbeth Kirkpatrick
Jeffrey Kneeshaw
Joseph M. Korkuch
Dieter W. Korte
Joseph E. Kozlowski
Edgar Kroeze
Ralph La Canna
Troy Landry
Barbara J. Langione
Terri L. Lathan
Dean S. Lawton
Mary M. Leahy
James W. Lenz
Kelly Lewis
Robert A. Lippert
James R. Litterer
Frederick W. Lobdell
Mark A. Locke
Donna M. Lombardi
Matthew E. Lubin
Richard P. Luongo
John W. Luthringer
Robert Lynch
David E. Mack
Michael G. Mangini
Leona E. Mantie
Keith D. Marks
John C. Marques
Mary Anne Martucci
James Martuscelli
Patricia S. Martz
Brian Mates
Eileen G. Mathews
Richard D. Mauk
Holly J. Mayer
Anthony McCuller
Elizabeth McDaid
Sandra K. Mc Daniel
Kathleen M. Mc Donough
Preston McGowan
Penny L. McGuire
Monique L. McKeon
Michelle McLaughlin
Edward J. McLoughlin, Jr.
Diane R. Mc Nally
Joanna B. McNamara
Neil W. McPherson
Robert Meola
Allison W. Meta
Scott D. Meyers
Ann M. Minzner Conley
Joseph D. Miskell
Andrea M. Mollica
Kelley A. Moloney
Gregory E. Monroe
Michael K. Mooney
Paul N. Morrissette
Danielle Moss
Debra L. Mullikin
Richard P. Munson
Patrick P. Murphy

Chubb & Son, a division of Federal Insurance Company (continued)

Officers

Gerald Myers
Ruth T. Nelson
Jennifer K. Newsom
Catherine J. Nikoden
Daniel Nocera
David B. Norris, Jr.
Paul V. O'Donnell
Stephen S. Oh
Thomas P. Olson
Michael D. Oppe
Patricia P. Orkney
Aaron T. Ort
John S. Osaben
Catherine M. Padalino
Peter Palermo
Michael Palumbo
Shweta Pandey
Christopher Parker
Mary Parzych
Louise T. Patregnani
Jonathan L. Pensa
Anthony F. Perrone
Jeffrey Peterson
Irene D. Petillo
Soraya C. Pickett
Mary Beth Pittinger
Kristen E. Poplar
Robert J. Price

Ramona D. Pringle
Jennifer L. Proce
James H. Proferes
William J. Puleo
David L. Pych
Robert S. Rafferty
Richard P. Reed
Robert Reedy
Walead A. Refai
Edward J. Reilly
James L. Rhyner
Merrily Riesebeck
Jennifer M. Riley
Gary V. Rispoli
Nicholas Rizzi
Mark J. Robinson
Anne Rocco
Edward F. Rochford
Frank L. Rockett
Benjamin J. Rockwell
Marylou Rodden
Thomas J. Roessel
Jorge A. Rosas
June A. Rose
Victoria S. Rossetti
Christopher P. Rutz
Jeffrey W. Ryan

Ruth M. Ryan
Barbara N. Sandelands
Melissa P. Scheffler
Jeffrey S. Schell
Michael A. Schraer
Robert D. Schuck
Russell J. Schuren
Mark L. Schussel
Mary T. Sheridan
Leigh A. Sherman
Kristine A. Shields
Anthony W. Shine
Donald L. Siegrist, Jr.
Holly J. Simpson
Jason Skrant
Patricia S. Smith
Scott E. Smith
T. Clarke Smith, III
Richard E. Soleau
Veronica Somarriba
Victor J. Sordillo
Christine M. Staron
William J. Stickle
Leverett S. Stocking, III
Beth A. Strapp
Dorit D. Straus
Patrick F. Sullivan

Robert E. Tarozzi
Scott B. Teller
Audrey Testerman
James S. Thieringer
Jonathan Thomas
Charles E. Thompson
Eric W. Thompson
Mark L. Thompson
Peter J. Thompson
Dionysia G. Toregas
Richard E. Towle
Kristin A. Towse
Peter Tribulski
J. Tracy Tucker
Roy C. Tyson, III
Richard L. Ughetta
Paula C. Umreiko
J. Scott Usilton
Louise E. Vallee
Louise Van Dyck
Nivaldo Venturini
Bennett C. Verniero
James P. Villa
Tracey A. Vispoli
John T. Volanski
Kevin M. Waldron
Christine Wartella

Walter B. Washington
Maureen B. Waterbury
Bradley J. Watson
Ryan L. Watson
Robert B. Weinman
Janece E. White
James M. Wikoff
David B. Williams
Michael A. Williams
Owen E. Williams
Mary P. Wilson
Suzanne L. Witt
Barbara A. Wittick
Bert Wolff, Jr.
Archyne S. Woodard
Gary C. Woodring
Steven Yacik
Jeffrey B. Yao
Dawna A. Yont
Regina York
Brian J. Young
Jack S. Zacharias
Stephen J. Zappas
Cynthia Zegel
Yelena Zeltser
Dominick Zenzola
Michael F. Zurcher

Vice President and Secretary
W. Andrew Macan

Vice Presidents and Actuaries
Jason R. Abrams
Peter Attanasio
Dwane Gossai
James R. Healey
Kevin A. Kesby
John Noble
Kraig P. Peterson

Vice Presidents and Associate Counsels
Gail Arkin
Douglas E. Arone
Maura M. Caliendo
Johanna F. Chanin
Stephanie Rubino
James Sharkey
Wendy Taylor
Robert F. Tuohy

Federal Insurance Company

Officers

Chairman, President, and Chief Executive Officer
Paul J. Krump

Vice Chairman and Chief Operating Officer
Dino E. Robusto

Senior Vice President and Chief Global Field Officer
Harold L. Morrison, Jr.

Senior Vice President and Chief Financial Officer
Richard G. Spiro

Senior Vice President and General Counsel
Maureen A. Brundage

Senior Vice Presidents
Brendon R. Allan
Stephen Blasina
Stanley V. Bloom
Ian Cook
Andre Dallaire
Shasi Gangadharan
Christopher J. Giles
Christopher Hamilton
Mark T. Lingafelter
Frederick W. Lobdell
Kevin O'Shiel
Gary C. Petrosino
Doreen Yip

Vice Presidents
James E. Altman
Paul Baldacchino
Richard W. Barnett
Michael J. Casella
Amy Chai
Julie Ann Chalmers
Stephen Ming Sum Chan
Bay Hon Chin
Richard A. Ciullo
William C. Clarkson
Ann Maree Cook
Stephen De Gruchy
Gregory D. Dodds
Jonathan P. Doherty
Matthew T. Doquile
Paul V. D'Souza

David J. Foote
Tin Yau Fung
Frederick W. Gaertner
Thomas J. Ganter
Ned I. Gerstman
Paul R. Geyer
Andrew R. Gourley
Gregory L. Hicks
Jason Howard
George X.Z. Huang
Kurt Han Kuk Jang
John J. Kennedy
Mah Swee Keong
Sang Kyoun Kim
Helen Koustas
Christopher R. Lees
Matthew E. Lubin

Beverly J. Luehs
Amelia C. Lynch
Dermot McComiskey
David P. Mc Keon
Glenn A. Montgomery
David B. Norris, Jr.
Rolando A. Orama
Steven J. Ord
Emma Osborne
Matthew Pasterfield
Elisabeth N. Rees
Jorge A. Rosas
Francis Row
Andrew Russell
Leo A. Schmidt
John X. Stabelos
Kevin M. Stevens

Leo Takagi
Graham Turnock
Steven M. Versaggi
Kyle Williams
Robert M. Witkoff
Jeff Jun Wu
Kiyoshi Yamamoto
Aaron Yip Yan Wing

Vice President and Actuary
W. Brian Barnes

Vice President and Secretary
W. Andrew Macan

Vice President and Treasurer
Douglas A. Nordstrom

Chubb Insurance Company of Canada

Officers

Chairman, President and Chief Executive Officer
Ellen J. Moore

Senior Vice President and Chief Financial Officer
Grant McEwen

Senior Vice President, General Counsel and Secretary
John F. Cairns

Senior Vice President and Actuary
Philip Jeffery

Senior Vice Presidents
Jean Bertrand
Giovanni Damiano
Patricia Ewen
Paul L. Johnstone
Andrew Steen

Vice Presidents
Barry Blackburn
LeeAnn Boyd
Dale Chow
Gale Lewis
Mary Maloney

Jeffrey Marit
Christina Mcavella
Robert Murray
Michel Rousseau
Zorica Todorovic

Chubb Insurance Company of Europe SE

Officers

President and Chief Executive Officer
Michael J. Casella

Senior Vice Presidents
Jan Auerbach
Gardner R. Cunningham, Jr.
Thierry Daucourt
Johannes Etten
Christopher J. Giles
Istvan Haasz

Carolyn Hamilton
Carlos Merino
Jeremy Miles
Jalil Rehman
Fred Shurbaji
Bernardus Van Der Vossen
Paul R. Van Pelt

Senior Vice President and Chief Financial Officer
Kevin O'Shiel

Senior Vice President, General Counsel and Secretary
Ranald T. I. Munro

Vice Presidents
Ron Bakker
Thierry Bourguignon
Robert Cage
Bijan Daftari
Paul Davenport
Guillaume Deal
Kevin Docherty

Mark Edmondson
Richard Eveleigh
Andrew Francis
Lynn George
David Gibbs
Marta Gomez-Llorente
Brian Hardwick
Isabelle Hilaire
Monique Kooijman
Richard Lambert
Neil Lee-Amies
Julie Marcello

Simon Mobey
Miguel Molina
Tom Newark
Rene Nieuwland
Steven J. Ord
Stuart Payne
Bjorn Petersen
Hugh Pollington
Feliciano Ruiz
Henrik Schwiening
Covington Shackleford
Alan Sheil

Chris Tait
Michael Thyssen
Lynn Twinn
Monique Van Der Linden
Sophie Van Til Leedham
Brian Vosloh
Bernd Wiemann
Nigel Williams

Vice President & Chief Actuary
Tim Saltmarsh

The Chubb Corporation

Directors



Zoë Baird
President
The Markle Foundation



John D. Finnegan
Chairman, President and Chief Executive Officer
The Chubb Corporation



Daniel E. Somers
Retired Vice Chairman
Blaylock and Partners LP



Sheila P. Burke
Research Faculty
J.F. Kennedy School of Government,
Harvard University



Martin G. McGuinn
Retired Chairman and Chief Executive Officer
Mellon Financial Corp.



James M. Zimmerman
Lead Director
The Chubb Corporation
Retired Chairman and Chief Executive Officer
Federated Dept. Stores, Inc.



James I. Cash, Ph.D.
Professor Emeritus
Harvard Business School



Lawrence M. Small
Former Secretary
Smithsonian Institution



Alfred W. Zollar
Former General Manager
Tivoli Software
IBM Corporation



Jess Søderberg
Retired Partner and Group CEO
A.P. Moller-Maersk

Committees of the Board

Audit Committee
- Daniel E. Somers (Chair)
- Zoë Baird
- Martin G. McGuinn
- Jess Søderberg
- Alfred W. Zollar

Organization & Compensation Committee
- Martin G. McGuinn (Chair)
- Sheila P. Burke
- Daniel E. Somers
- James M. Zimmerman
- Alfred W. Zollar

Executive Committee
- John D. Finnegan (Chair)
- James I. Cash, Ph.D.
- Martin G. McGuinn
- Daniel E. Somers
- James M. Zimmerman

Finance Committee
- John D. Finnegan (Chair)
- Sheila P. Burke
- Jess Søderberg

Corporate Governance & Nominating Committee
- James I. Cash, Ph.D. (Chair)
- Zoë Baird
- Lawrence M. Small

Explanation of Non-GAAP and Other Financial Measures

Operating income is net income excluding after-tax realized investment gains and losses. Management uses operating income, among other measures, to evaluate its performance because the realization of investment gains and losses in any given period is largely discretionary as to timing and can fluctuate significantly, which could distort the analysis of trends.

The combined loss and expense ratio (or combined ratio), expressed as a percentage, is the key measure of underwriting profitability. Management uses the combined loss and expense ratio calculated in accordance with statutory accounting principles applicable to property and casualty insurance companies to evaluate the performance of the underwriting operations. It is the sum of the ratio of losses and loss expenses to premiums earned (loss ratio) plus the ratio of statutory underwriting expenses to premiums written (expense ratio) after reducing both premium amounts by dividends to policyholders. Statutory accounting principles applicable to property and casualty insurance companies differ in certain respects from generally accepted accounting principles. Under statutory accounting principles, policy acquisition and other underwriting expenses are recognized immediately, not at the time premiums are earned.

Return on equity is the ratio of net income divided by average shareholders' equity. Average shareholders' equity is the average of the beginning and all quarter-end balances within the period.

The Chubb Corporation

15 Mountain View Road
P.O. Box 1615
Warren, NJ 07061-1615
Telephone (908) 903-2000
www.chubb.com

Stock Listing

The common stock of the Corporation is traded on the New York Stock Exchange under the symbol CB.

Dividend Agent, Transfer Agent and Registrar

BNY Mellon
Shareholder Services
480 Washington Boulevard
Jersey City, NJ 07310
Telephone (877) 251-3569
www.bnymellon.com

Photography: Peter Vidor



THE CHUBB CORPORATION
15 Mountain View Road, P.O. Box 1615
Warren, New Jersey 07061-1615
Telephone (908) 903-2000 • www.chubb.com

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549



SEC MAIL
RECEIVED
MAR 18 2011
WASH. D.C.
PROCESSING
SECTION
211

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _______ TO _______

Commission File No. 1-8661

The Chubb Corporation

(Exact name of registrant as specified in its charter)

New Jersey	**13-2595722**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
15 Mountain View Road **Warren, New Jersey**	**07059**
(Address of principal executive offices)	*(Zip Code)*

(908) 903-2000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	*(Name of each exchange on which registered)*
Common Stock, par value $1 per share	New York Stock Exchange
Series B Participating Cumulative Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [✔] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [✔]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [✔] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [✔] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✔]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [✔]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [✔]

The aggregate market value of common stock held by non-affiliates of the registrant was $15,687,942,111 as of June 30, 2010, computed on the basis of the closing sale price of the common stock on that date.

295,216,625

Number of shares of common stock outstanding as of February 11, 2011

Documents Incorporated by Reference

Portions of the definitive Proxy Statement for the 2011 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

CONTENTS

PART I.

Item 1. *Business*

General

The Chubb Corporation (Chubb) was incorporated as a business corporation under the laws of the State of New Jersey in June 1967. Chubb and its subsidiaries are referred to collectively as the Corporation. Chubb is a holding company for a family of property and casualty insurance companies known informally as the Chubb Group of Insurance Companies (the P&C Group). Since 1882, the P&C Group has provided property and casualty insurance to businesses and individuals around the world. According to A.M. Best, the P&C Group is the 12th largest U.S. property and casualty insurance group based on 2009 net written premiums.

At December 31, 2010, the Corporation had total assets of $50 billion and shareholders' equity of $16 billion. Revenues, income before income tax and assets for each operating segment for the three years ended December 31, 2010 are included in Note (14) of the Notes to Consolidated Financial Statements. The Corporation employed approximately 10,100 persons worldwide on December 31, 2010.

The Corporation's principal executive offices are located at 15 Mountain View Road, Warren, New Jersey 07059, and our telephone number is (908) 903-2000.

The Corporation's Internet address is www.chubb.com. The Corporation's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 are available free of charge on this website as soon as reasonably practicable after they have been electronically filed with or furnished to the Securities and Exchange Commission. Chubb's Corporate Governance Guidelines, charters of certain key committees of its Board of Directors, Restated Certificate of Incorporation, By-Laws, Code of Business Conduct and Code of Ethics for CEO and Senior Financial Officers are also available on the Corporation's website or by writing to the Corporation's Corporate Secretary.

Property and Casualty Insurance

The P&C Group is divided into three strategic business units. Chubb Personal Insurance offers coverage of fine homes, automobiles and other personal possessions along with options for high limits of personal liability coverage. Chubb Personal Insurance also provides supplemental accident and health insurance in niche markets. Chubb Commercial Insurance offers a full range of commercial insurance products, including coverage for multiple peril, casualty, workers' compensation and property and marine. Chubb Commercial Insurance is known for writing niche business, where our expertise can add value for our agents, brokers and policyholders. Chubb Specialty Insurance offers a wide variety of specialized professional liability products for privately and publicly owned companies, financial institutions, professional firms and healthcare organizations. Chubb Specialty Insurance also includes our surety business.

The P&C Group provides insurance coverages principally in the United States, Canada, Europe, Australia, and parts of Latin America and Asia. Revenues of the P&C Group by geographic area for the three years ended December 31, 2010 are included in Note (14) of the Notes to Consolidated Financial Statements.

The principal members of the P&C Group are Federal Insurance Company (Federal), Pacific Indemnity Company (Pacific Indemnity), Executive Risk Indemnity Inc. (Executive Risk Indemnity), Great Northern Insurance Company (Great Northern), Vigilant Insurance Company (Vigilant), Chubb National Insurance Company (Chubb National), Chubb Indemnity Insurance Company (Chubb Indemnity), Chubb Custom Insurance Company, Executive Risk Specialty Insurance Company (Executive Risk Specialty), Northwestern Pacific Indemnity Company, Texas Pacific Indemnity Company (Texas Pacific Indemnity) and Chubb Insurance Company of New Jersey (Chubb New Jersey) in the United States, as well as Chubb Atlantic Indemnity Ltd. (a Bermuda company), Chubb Insurance Company of Canada, Chubb Insurance Company of Europe SE, Chubb Capital Ltd. (a United Kingdom company),

Chubb Insurance Company of Australia Limited, Chubb Argentina de Seguros, S.A., Chubb Insurance (China) Company Ltd. and Chubb do Brasil Companhia de Seguros.

Chubb & Son, a division of Federal, is the manager of Pacific Indemnity, Executive Risk Indemnity, Great Northern, Vigilant, Chubb National, Chubb Indemnity, Executive Risk Specialty, Texas Pacific Indemnity and Chubb New Jersey. Chubb & Son also provides certain services to other members of the P&C Group. Acting subject to the supervision and control of the boards of directors of the members of the P&C Group, Chubb & Son provides day to day executive management and operating personnel and makes available the economy and flexibility inherent in the common operation of a group of insurance companies.

Premiums Written

A summary of the P&C Group's premiums written during the past three years is shown in the following table:

Year	Direct Premiums Written	Reinsurance Premiums Assumed(a)	Reinsurance Premiums Ceded(a)	Net Premiums Written
		(in millions)		
2008	$12,443	$549	$1,210	$11,782
2009	11,813	370	1,106	11,077
2010	11,952	391	1,107	11,236

(a) Intercompany items eliminated.

The net premiums written during the last three years for major classes of the P&C Group's business are included in the Property and Casualty Insurance — Underwriting Results section of Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

One or more members of the P&C Group are licensed and transact business in each of the 50 states of the United States, the District of Columbia, Puerto Rico, the Virgin Islands, Canada, Europe, Australia, and parts of Latin America and Asia. In 2010, approximately 75% of the P&C Group's direct business was produced in the United States, where the P&C Group's businesses enjoy broad geographic distribution with a particularly strong market presence in the Northeast. The five states accounting for the largest amounts of direct premiums written were New York with 12%, California with 8%, Texas with 5%, Florida with 4% and New Jersey with 4%. Approximately 11% of the P&C Group's direct premiums written was produced in Europe and 5% was produced in Canada.

Underwriting Results

A frequently used industry measurement of property and casualty insurance underwriting results is the combined loss and expense ratio. The P&C Group uses the combined loss and expense ratio calculated in accordance with statutory accounting principles applicable to property and casualty insurance companies. This ratio is the sum of the ratio of losses and loss expenses to premiums earned (loss ratio) plus the ratio of statutory underwriting expenses to premiums written (expense ratio) after reducing both premium amounts by dividends to policyholders. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the combined ratio is over 100%, underwriting results are generally considered unprofitable. Investment income is not reflected in the combined ratio. The profitability of property and casualty insurance companies depends on the results of both underwriting and investments operations.

The combined loss and expense ratios during the last three years in total and for the major classes of the P&C Group's business are included in the Property and Casualty Insurance — Underwriting Operations section of MD&A.

Another frequently used measurement in the property and casualty insurance industry is the ratio of statutory net premiums written to policyholders' surplus. At December 31, 2010 and 2009, the ratio for the P&C Group was 0.77 and 0.76, respectively.

Producing and Servicing of Business

The P&C Group does not utilize a significant in-house distribution model for its products. Instead, in the United States, the P&C Group offers products through independent insurance agencies and accepts business on a regular basis from insurance brokers. In most instances, these agencies and brokers also offer products of other companies that compete with the P&C Group. The P&C Group's branch and service offices assist these agencies and brokers in producing and servicing the P&C Group's business. In addition to the administrative offices in Warren and Whitehouse Station, New Jersey, the P&C Group has territory, branch and service offices throughout the United States.

The P&C Group primarily offers products through insurance brokers outside the United States. Local branch offices of the P&C Group assist the brokers in producing and servicing the business. In conducting its foreign business, the P&C Group mitigates the risks relating to currency fluctuations by generally maintaining investments in those foreign currencies in which the P&C Group has loss reserves and other liabilities. The net asset or liability exposure to the various foreign currencies is regularly reviewed.

Business for the P&C Group is also produced through participation in certain underwriting pools and syndicates. Such pools and syndicates provide underwriting capacity for risks which an individual insurer cannot prudently underwrite because of the magnitude of the risk assumed or which can be more effectively handled by one organization due to the need for specialized loss control and other services.

Reinsurance Ceded

In accordance with the normal practice of the insurance industry, the P&C Group cedes reinsurance to reinsurance companies. Reinsurance is ceded to provide greater diversification of risk and to limit the P&C Group's maximum net loss arising from large risks or from catastrophic events.

A large portion of the P&C Group's ceded reinsurance is effected under contracts known as treaties under which all risks meeting prescribed criteria are automatically covered. Most of the P&C Group's treaty reinsurance arrangements consist of excess of loss and catastrophe contracts that protect against a specified part or all of certain types of losses over stipulated amounts arising from any one occurrence or event. In certain circumstances, reinsurance is also effected by negotiation on individual risks. The amount of each risk retained by the P&C Group is subject to maximum limits that vary by line of business and type of coverage. Retention limits are regularly reviewed and are revised periodically as the P&C Group's capacity to underwrite risks changes. For a discussion of the P&C Group's reinsurance program and the cost and availability of reinsurance, see the Property and Casualty Insurance — Underwriting Results section of MD&A.

Ceded reinsurance contracts do not relieve the P&C Group of the primary obligation to its policyholders. Thus, a credit exposure exists with respect to reinsurance recoverable to the extent that any reinsurer is unable to meet its obligations or disputes the liabilities assumed under the reinsurance contracts. The collectibility of reinsurance is subject to the solvency of the reinsurers, coverage interpretations and other factors. The P&C Group is selective in regard to its reinsurers, placing reinsurance with only those reinsurers that the P&C Group believes have strong balance sheets and superior underwriting ability. The P&C Group monitors the financial strength of its reinsurers on an ongoing basis.

Unpaid Losses and Loss Adjustment Expenses and Related Amounts Recoverable from Reinsurers

Insurance companies are required to establish a liability in their accounts for the ultimate costs (including loss adjustment expenses) of claims that have been reported but not settled and of claims that have been incurred but not reported. Insurance companies are also required to report as assets the portion of such liability that will be recovered from reinsurers.

The process of establishing the liability for unpaid losses and loss adjustment expenses is complex and imprecise as it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective estimates and judgments as to our ultimate exposure to losses are an integral component of our loss reserving process.

The anticipated effect of inflation is implicitly considered when estimating liabilities for unpaid losses and loss adjustment expenses. Estimates of the ultimate value of all unpaid losses are based in part on the development of paid losses, which reflect actual inflation. Inflation is also reflected in the case estimates established on reported open claims which, when combined with paid losses, form another basis to derive estimates of reserves for all unpaid losses. There is no precise method for subsequently evaluating the adequacy of the consideration given to inflation, since claim settlements are affected by many factors.

The P&C Group continues to emphasize early and accurate reserving, inventory management of claims and suits, and control of the dollar value of settlements. The number of outstanding claims at year-end 2010 was approximately 2% higher than the number at year-end 2009. The number of new arising claims during 2010 was approximately 9% higher than in the prior year primarily due to a higher number of catastrophe claims.

Additional information related to the P&C Group's estimates related to unpaid losses and loss adjustment expenses and the uncertainties in the estimation process is presented in the Property and Casualty Insurance — Loss Reserves section of MD&A.

The table on page 7 presents the subsequent development of the estimated year-end liability for unpaid losses and loss adjustment expenses, net of reinsurance recoverable, for the ten years prior to 2010.

The top line of the table shows the estimated net liability for unpaid losses and loss adjustment expenses recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of losses and loss adjustment expenses for claims arising in all years prior to the balance sheet date that were unpaid at the balance sheet date, including losses that had been incurred but not yet reported to the P&C Group.

The upper section of the table shows the reestimated amount of the previously recorded net liability based on experience as of the end of each succeeding year. The estimate is increased or decreased as more information becomes known about the frequency and severity of losses for each individual year. The increase or decrease is reflected in operating results of the period in which the estimate is changed. The "cumulative deficiency (redundancy)" as shown in the table represents the aggregate change in the reserve estimates from the original balance sheet dates through December 31, 2010. The amounts noted are cumulative in nature; that is, an increase in a loss estimate that is related to a prior period occurrence generates a deficiency in each intermediate year. For example, a deficiency recognized in 2010 relating to losses incurred prior to December 31, 2000 would be included in the cumulative deficiency amount for each year in the period 2000 through 2009. Yet, the deficiency would be reflected in operating results only in 2010. The effect of changes in estimates of the liabilities for losses occurring in prior years on income before income taxes in each of the past three years is shown in the reconciliation of the beginning and ending liability for unpaid losses and loss adjustment expenses in the Property and Casualty Insurance — Loss Reserves section of MD&A.

ANALYSIS OF LOSS AND LOSS ADJUSTMENT EXPENSE DEVELOPMENT

Year Ended	December 31										
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
	(in millions)										
Net Liability for Unpaid Losses and Loss Adjustment Expenses	$10,051	$11,010	$12,642	$14,521	$16,809	$18,713	$19,699	$20,316	$20,155	$20,786	$20,901
Net Liability Reestimated as of:											
One year later	9,856	11,799	13,039	14,848	16,972	18,417	19,002	19,443	19,393	20,040	
Two years later	10,551	12,143	13,634	15,315	17,048	17,861	18,215	18,619	18,685		
Three years later	10,762	12,642	14,407	15,667	16,725	17,298	17,571	18,049			
Four years later	11,150	13,246	14,842	15,584	16,526	16,884	17,184				
Five years later	11,605	13,676	14,907	15,657	16,411	16,636					
Six years later	11,936	13,812	15,064	15,798	16,310						
Seven years later	12,019	13,994	15,255	15,802							
Eight years later	12,170	14,218	15,305								
Nine years later	12,364	14,301									
Ten years later	12,435										
Total Cumulative Net Deficiency (Redundancy)	2,384	3,291	2,663	1,281	(499)	(2,077)	(2,515)	(2,267)	(1,470)	(746)	
Cumulative Net Deficiency Related to Asbestos and Toxic Waste Claims (Included in Above Total)	1,510	1,449	708	458	383	348	324	236	151	61	
Cumulative Amount of Net Liability Paid as of:											
One year later	2,794	3,135	3,550	3,478	3,932	4,118	4,066	4,108	4,063	4,074	
Two years later	4,699	5,499	5,911	6,161	6,616	6,896	6,789	6,565	6,711		
Three years later	6,070	7,133	7,945	8,192	8,612	8,850	8,554	8,436			
Four years later	7,137	8,564	9,396	9,689	10,048	10,089	9,884				
Five years later	8,002	9,588	10,543	10,794	10,977	10,994					
Six years later	8,765	10,366	11,353	11,530	11,606						
Seven years later	9,305	10,950	11,915	12,037							
Eight years later	9,714	11,390	12,292								
Nine years later	10,046	11,681									
Ten years later	10,245										
Gross Liability, End of Year	$11,904	$15,515	$16,713	$17,948	$20,292	$22,482	$22,293	$22,623	$22,367	$22,839	$22,718
Reinsurance Recoverable, End of Year	1,853	4,505	4,071	3,427	3,483	3,769	2,594	2,307	2,212	2,053	1,817
Net Liability, End of Year	$10,051	$11,010	$12,642	$14,521	$16,809	$18,713	$19,699	$20,316	$20,155	$20,786	$20,901
Reestimated Gross Liability	$15,338	$19,829	$20,171	$19,640	$19,726	$20,129	$19,606	$20,188	$20,793	$22,058	
Reestimated Reinsurance Recoverable	2,903	5,528	4,866	3,838	3,416	3,493	2,422	2,139	2,108	2,018	
Reestimated Net Liability	$12,435	$14,301	$15,305	$15,802	$16,310	$16,636	$17,184	$18,049	$18,685	$20,040	
Cumulative Gross Deficiency (Redundancy)	$ 3,434	$ 4,314	$ 3,458	$ 1,692	$ (566)	$(2,353)	$(2,687)	$(2,435)	$(1,574)	$ (781)	

The subsequent development of the net liability for unpaid losses and loss adjustment expenses as of year-ends 2000 through 2003 was adversely affected by substantial unfavorable development related to asbestos and toxic waste claims. The cumulative net deficiencies experienced related to asbestos and toxic waste claims were the result of: (1) an increase in the actual number of claims filed; (2) an increase in the estimated number of potential claims; (3) an increase in the severity of actual and potential claims; (4) an increasingly adverse litigation environment; and (5) an increase in litigation costs associated with such claims. For 2000, in addition to the unfavorable development related to asbestos and toxic waste claims, there was significant unfavorable development in the commercial casualty and workers' compensation classes. For the years 2001 through 2003, in addition to the unfavorable development related to asbestos and toxic waste claims, there was significant unfavorable development in the professional liability classes — principally directors and officers liability and errors and omissions liability, due in large part to adverse loss trends related to corporate failures and allegations of management misconduct and accounting irregularities — and, to a lesser extent, commercial casualty and workers' compensation classes. For the years 2004 through 2009, unfavorable development related to asbestos and toxic waste claims was more than offset by significant favorable development, primarily in the professional liability classes and more recently in the commercial casualty classes due to favorable loss trends in recent years and in the commercial property and homeowners classes due to lower than expected emergence of losses.

Conditions and trends that have affected development of the liability for unpaid losses and loss adjustment expenses in the past will not necessarily recur in the future. Accordingly, it is not appropriate to extrapolate future redundancies or deficiencies based on the data in this table.

The middle section of the table on page 7 shows the cumulative amount paid with respect to the reestimated net liability as of the end of each succeeding year. For example, in the 2000 column, as of December 31, 2010 the P&C Group had paid $10,245 million of the currently estimated $12,435 million of net losses and loss adjustment expenses that were unpaid at the end of 2000; thus, an estimated $2,190 million of net losses incurred on or before December 31, 2000 remain unpaid as of December 31, 2010, approximately 40% of which relates to asbestos and toxic waste claims.

The lower section of the table on page 7 shows the gross liability, reinsurance recoverable and net liability recorded at the balance sheet date for each of the indicated years and the reestimation of these amounts as of December 31, 2010.

The liability for unpaid losses and loss adjustment expenses, net of reinsurance recoverable, reported in the accompanying consolidated financial statements prepared in accordance with generally accepted accounting principles (GAAP) comprises the liabilities of U.S. and foreign members of the P&C Group as follows:

	December 31	
	2010	2009
	(in millions)	
U.S. subsidiaries	$17,193	$16,986
Foreign subsidiaries	3,708	3,800
	$20,901	$20,786

Members of the P&C Group are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). The difference between the liability for unpaid losses and loss expenses, net of reinsurance recoverable, reported in the statutory basis financial statements of the U.S. members of the P&C Group and such liability reported on a GAAP basis in the consolidated financial statements is not significant.

Investments

Investment decisions are centrally managed by investment professionals based on guidelines established by management and approved by the respective boards of directors for each company in the P&C Group.

Additional information about the Corporation's investment portfolio as well as its approach to managing risks is presented in the Invested Assets section of MD&A, the Investment Portfolio section of Quantitative and Qualitative Disclosures About Market Risk and Note (3) of the Notes to Consolidated Financial Statements.

The investment results of the P&C Group for each of the past three years are shown in the following table:

Year	Average Invested Assets (a)	Investment Income (b)	Percent Earned	
			Before Tax	After Tax
	(in millions)			
2008	$37,190	$1,622	4.36%	3.49%
2009	36,969	1,549	4.19	3.39
2010	38,288	1,558	4.07	3.29

(a) Average of amounts with fixed maturity securities at amortized cost, equity securities at fair value and other invested assets, which include private equity limited partnerships carried at the P&C Group's equity in the net assets of the partnerships.

(b) Investment income after deduction of investment expenses, but before applicable income tax.

Competition

The property and casualty insurance industry is highly competitive both as to price and service. Members of the P&C Group compete not only with other stock companies but also with mutual companies, other underwriting organizations and alternative risk sharing mechanisms. Some competitors produce their business at a lower cost through the use of salaried personnel rather than independent agents and brokers. Rates are not uniform among insurers and vary according to the types of insurers, product coverage and methods of operation. The P&C Group competes for business not only on the basis of price, but also on the basis of financial strength, availability of coverage desired by customers and quality of service, including claim adjustment service. The P&C Group's products and services are generally designed to serve specific customer groups or needs and to offer a degree of customization that is of value to the insured. The P&C Group continues to work closely with its distribution network of agents and brokers as well as customers and to reinforce with them the stability, expertise and added value the P&C Group's products provide.

There are approximately 2,400 property and casualty insurance companies in the United States operating independently or in groups and no single company or group is dominant across all lines of business or jurisdictions. However, the relatively large size and underwriting capacity of the P&C Group provide it opportunities not available to smaller companies.

Regulation and Premium Rates

Chubb is a holding company with subsidiaries primarily engaged in the property and casualty insurance business. In the United States, Chubb and the companies within the P&C Group are subject to regulation by certain states as members of an insurance holding company system. All states have enacted legislation that regulates insurance holding company systems such as the Corporation. This legislation generally provides that each insurance company in the system is required to register with the department of insurance of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. All transactions within a holding company system affecting insurers must be fair and equitable. Notice to the insurance commissioners is required prior to the consummation of transactions affecting the ownership or control of an insurer and of certain material transactions between an insurer and any person in its holding company system and, in addition, certain of such transactions cannot be consummated without the commissioners' prior approval.

Companies within the P&C Group are subject to regulation and supervision in the respective states in which they do business. In general, such regulation is designed to protect the interests of policyholders, and not necessarily the interests of insurers, their shareholders and other investors. The extent of such regulation varies but generally has its source in statutes that delegate regulatory, supervisory and administrative powers to a department of insurance.

State insurance departments impose regulations that, among other things, establish the standards of solvency that must be met and maintained. The National Association of Insurance Commissioners (NAIC) has a risk-based capital requirement for property and casualty insurance companies. The risk-based capital formula is used by all state regulatory authorities to identify insurance companies that may be undercapitalized and that merit further regulatory attention. The formula prescribes a series of risk measurements to determine a minimum capital amount for an insurance company, based on the profile of the individual company. The ratio of a company's actual policyholders' surplus to its minimum capital requirement will determine whether any state regulatory action is required. At December 31, 2010, each member of the P&C Group had more than sufficient capital to meet the risk-based capital requirement. The NAIC periodically reviews the risk-based capital formula and changes to the formula could be considered in the future. The NAIC recently has undertaken a Solvency Modernization Initiative focused on updating the U.S. insurance solvency regulation framework, including capital requirements, governance and risk management, group supervision, accounting and financial reporting and reinsurance.

State insurance departments also administer other aspects of insurance regulation and supervision that affect the P&C Group's operations including: the licensing of insurers and their agents; restrictions on insurance policy terminations; unfair trade practices; the nature of and limitations on investments; premium rates; restrictions on the size of risks that may be insured under a single policy; deposits of securities for the benefit of policyholders; approval of policy forms; periodic examinations of the affairs of insurance companies; annual and other reports required to be filed on the financial condition of companies or for other purposes; limitations on dividends to policyholders and shareholders; and the adequacy of provisions for unearned premiums, unpaid losses and loss adjustment expenses, both reported and unreported, and other liabilities.

Regulatory requirements applying to premium rates vary from state to state, but generally provide that rates cannot be excessive, inadequate or unfairly discriminatory. In many states, these regulatory requirements can impact the P&C Group's ability to change rates, particularly with respect to personal lines products such as automobile and homeowners insurance, without prior regulatory approval. For example, in certain states there are measures that limit the use of catastrophe models or credit scoring in ratemaking and, at times, some states have adopted premium rate freezes or rate rollbacks. State limitations on the ability to cancel or nonrenew certain policies also can affect the P&C Group's ability to charge adequate rates.

Subject to legislative and regulatory requirements, the P&C Group's management determines the prices charged for its policies based on a variety of factors including loss and loss adjustment expense experience, inflation, anticipated changes in the legal environment, both judicial and legislative, and tax law and rate changes. Methods for arriving at prices vary by type of business, exposure assumed and size of risk. Underwriting profitability is affected by the accuracy of these assumptions, by the willingness of insurance regulators to approve changes in those rates that they control and by certain other matters, such as underwriting selectivity and expense control.

In all states, insurers authorized to transact certain classes of property and casualty insurance are required to become members of an insolvency fund. In the event of the insolvency of a licensed insurer writing a class of insurance covered by the fund in the state, companies in the P&C Group, together with the other fund members, are assessed in order to provide the funds necessary to pay certain claims against the insolvent insurer. Generally, fund assessments are proportionately based on the members' written premiums for the classes of insurance written by the insolvent insurer. In certain states, the P&C Group can recover a portion of these assessments through premium tax offsets or policyholder surcharges. In 2010, assessments of the members of the P&C Group were insignificant. The amount of future assessments cannot be reasonably estimated and can vary significantly from year to year.

Insurance regulation in certain states requires the companies in the P&C Group, together with other insurers operating in the state, to participate in assigned risk plans, reinsurance facilities and joint underwriting associations, which are mechanisms that generally provide applicants with various basic insurance coverages when they are not available in voluntary markets. Such mechanisms are most prevalent for automobile and workers' compensation insurance, but a majority of states also mandate that insurers, such as the P&C Group, participate in Fair Plans or Windstorm Plans, which offer basic property coverages to insureds where not otherwise available. Some states also require insurers to participate in facilities that provide homeowners, crime and other classes of insurance where periodic market constrictions may occur. Participation is based upon the amount of a company's voluntary written premiums in a particular state for the classes of insurance involved. These involuntary market plans generally are underpriced and produce unprofitable underwriting results.

In several states, insurers, including members of the P&C Group, participate in market assistance plans. Typically, a market assistance plan is voluntary, of limited duration and operates under the supervision of the insurance commissioner to provide assistance to applicants unable to obtain commercial and personal liability and property insurance. The assistance may range from identifying sources where coverage may be obtained to pooling of risks among the participating insurers. A few states require insurers, including members of the P&C Group, to purchase reinsurance from a mandatory reinsurance fund.

Although the federal government and its regulatory agencies generally do not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, signed into law in July 2010, two new federal government bodies, the Federal Insurance Office (FIO) and the Financial Stability Oversight Council (FSOC), were created which may impact the regulation of insurance. Although the FIO is prohibited from directly regulating the business of insurance, it has authority to represent the U.S. in international insurance matters and has limited powers to preempt certain types of state insurance laws. The FIO also can recommend to the FSOC that it designate an insurer as an entity posing risks to U.S. financial stability in the event of the insurer's material financial distress or failure. An insurer so designated by FSOC could be subject to Federal Reserve supervision and heightened prudential standards. Other current and proposed federal measures that may significantly affect the P&C Group's business and the market as a whole include federal terrorism insurance, tort reform, natural catastrophes, corporate governance, ergonomics, health care reform including the containment of medical costs, medical malpractice reform and patients' rights, privacy, e-commerce, international trade, federal regulation of insurance companies and the taxation of insurance companies.

Companies in the P&C Group are also affected by a variety of state and federal legislative and regulatory measures as well as by decisions of their courts that define and extend the risks and benefits for which insurance is provided. These include: redefinitions of risk exposure in areas such as water damage, including mold, flood and storm surge; products liability and commercial general liability; credit scoring; and extension and protection of employee benefits, including workers' compensation and disability benefits.

Outside the United States, the extent of insurance regulation varies significantly among the countries in which the P&C Group operates, and regulatory and political developments in international markets could impact the P&C Group's business. Some countries have minimal regulatory requirements, while others regulate insurers extensively. Foreign insurers in many countries are subject to greater restrictions than domestic competitors. In certain countries, the P&C Group has incorporated insurance subsidiaries locally to improve its competitive position. Regulators in many countries are working with the International Association of Insurance Supervisors to consider changes to insurance company solvency standards and group supervision of companies in a holding company system, including non-insurance companies. The European Union Solvency II directive will require regulated companies such as the P&C Group's European operations to meet new requirements in relation to risk and capital management. Solvency II is scheduled to be effective January 1, 2013.

Legislative and judicial developments pertaining to asbestos and toxic waste exposures are discussed in the Property and Casualty Insurance — Loss Reserves section of MD&A.

Real Estate

The Corporation's wholly owned subsidiary, Bellemead Development Corporation (Bellemead), and its subsidiaries were involved in commercial development activities primarily in New Jersey and residential development activities primarily in central Florida. The real estate operations are in run-off.

Chubb Financial Solutions

Chubb Financial Solutions (CFS) provided customized financial products, primarily derivative financial instruments, to corporate clients. CFS has been in run-off since 2003. Since that date, CFS has terminated early or run-off nearly all of its contractual obligations within its financial products portfolio. Additional information related to CFS's operations is included in the Corporate and Other — Chubb Financial Solutions section of MD&A.

Item 1A. ***Risk Factors***

The Corporation's business is subject to a number of risks, including those described below, that could have a material effect on the Corporation's results of operations, financial condition or liquidity and that could cause our operating results to vary significantly from period to period. References to "we," "us" and "our" appearing in this Form 10-K should be read to refer to the Corporation.

If our property and casualty loss reserves are insufficient, our results could be adversely affected.

The process of establishing loss reserves is complex and imprecise because it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective estimates and judgments as to our ultimate exposure to losses are an integral component of our loss reserving process. Variations between our loss reserve estimates and the actual emergence of losses could be material and could have a material adverse effect on our results of operations or financial condition.

A further discussion of the risk factors related to our property and casualty loss reserves is presented in the Property and Casualty Insurance — Loss Reserves section of MD&A.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social, environmental and other conditions change, unexpected or unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these issues may not become apparent for some time after we have written the insurance policies that are affected by such issues. As a result, the full extent of liability under our insurance policies may not be known for many years after the policies are issued. Emerging claim and coverage issues could have a material adverse effect on our results of operations or financial condition.

Catastrophe losses could materially and adversely affect our business.

As a property and casualty insurance holding company, our insurance operations expose us to claims arising out of catastrophes. Catastrophes can be caused by various natural perils, including hurricanes and other windstorms, earthquakes, severe winter weather and brush fires. Catastrophes can also be man-made, such as a terrorist attack. The frequency and severity of catastrophes are inherently unpredictable. It is possible that both the frequency and severity of natural and man-made catastrophic events will increase.

The extent of losses from a catastrophe is a function of both the total amount of exposure under our insurance policies in the area affected by the event and the severity of the event. Most catastrophes are restricted to relatively small geographic areas; however, hurricanes and earthquakes may produce significant damage over larger areas, especially those that are heavily populated.

We are exposed to natural and man-made catastrophe risks in both our U.S. and international operations. Catastrophe risks include hurricanes and cyclones along the coastlines of North America, the Caribbean Region, Latin America, Asia and Australia. Catastrophe risks also include winter storms, northeasters, thunderstorms, hail storms, tornadoes, flooding and other water damage, earthquakes, other seismic or volcanic eruption, wildfires, and terrorism that may occur in locations in and outside the United States where we insure properties.

We utilize proprietary and third party catastrophe modeling tools to assist us in managing our catastrophe exposures. These models rely on various methodologies and assumptions which are subjective and subject to uncertainty. Had the models utilized different methodologies and assumptions, the estimations of our catastrophe exposures would have been substantially different. Moreover, modeled loss estimates may be materially different from actual results.

Natural or man-made catastrophic events could cause claims under our insurance policies to be higher than we anticipated and could cause substantial volatility in our financial results for any fiscal quarter or year. Our ability to write new business could also be affected. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from catastrophic events in the future. In addition, states have from time to time passed legislation that has the effect of limiting the ability of insurers to manage catastrophe risk, such as legislation limiting insurers ability to increase rates and prohibiting insurers from withdrawing from catastrophe-exposed areas.

As a result of the foregoing, it is possible that the occurrence of any natural or man-made catastrophic event could have a material adverse effect on our business, results of operations, financial condition and liquidity. A further discussion of the risk factors related to catastrophes is presented in the Property and Casualty Insurance — Catastrophe Risk Management section of MD&A.

We cannot predict the impact that changing climate conditions, including legal, regulatory and social responses thereto, may have on our business.

Various scientists, environmentalists, international organizations, regulators and other commentators believe that global climate change has added, and will continue to add, to the unpredictability, frequency and severity of natural disasters (including, but not limited to, hurricanes, tornadoes, freezes, other storms and fires) in certain parts of the world. In response to this belief, a number of legal and regulatory measures as well as social initiatives have been introduced in an effort to reduce greenhouse gas and other carbon emissions which may be chief contributors to global climate change.

We cannot predict the impact that changing climate conditions, if any, will have on our results of operations or our financial condition. Moreover, we cannot predict how legal, regulatory and social responses to concerns about global climate change will impact our business.

We rely on pricing and capital models, but actual results could differ materially from the model outputs.

We employ various predictive modeling, stochastic modeling and/or forecasting techniques to analyze and estimate loss trends and the risks associated with our assets and liabilities. We utilize the modeled outputs and related analyses to assist us in making underwriting, pricing, reinsurance and capital decisions. The modeled outputs and related analyses are subject to numerous assumptions, uncertainties and the inherent limitations of any statistical analysis. Consequently, modeled results may differ materially from our actual experience. If, based upon these models or otherwise, we under price our products or underestimate the frequency and/or severity of loss events, our results of operations or financial condition may be adversely affected. If, based upon these models or otherwise, we over price our products or overestimate the risks we are exposed to, new business growth and retention of our existing business may be adversely affected which could have a material adverse effect on our results of operations.

We may experience reduced returns or losses on our investments especially during periods of heightened volatility, which could have a material adverse effect on our results of operations or financial condition.

The returns on our investment portfolio may be reduced or we may incur losses as a result of changes in general economic conditions, interest rates, real estate markets, fixed income markets, equity markets, alternative investment markets, credit markets, exchange rates, global capital market conditions and numerous other factors that are beyond our control.

The worldwide financial markets experience high levels of volatility during certain periods, which could have an increasingly adverse impact on the U.S. and foreign economies. The financial market volatility and the resulting negative economic impact could continue and it is possible that it may be prolonged, which could adversely affect our current investment portfolio, make it difficult to determine the value of certain assets in our portfolio and/or make it difficult for us to purchase suitable investments that meet our risk and return criteria. These factors could cause us to realize less than expected returns on invested assets, sell investments for a loss or write off or write down investments, any of which could have a material adverse effect on our results of operations or financial condition.

A significant portion of our investment portfolio is invested in obligations of states, municipalities and political subdivisions (often referred to as municipal bonds). The recent financial market volatility and the resulting negative economic impact have resulted in actual or projected budget deficits for many municipal bond issuers. These deficits, combined with declining municipal tax bases and revenues, have raised concerns over the potential for an increased risk of default or impairment of municipal bonds. Such concerns, as well actual defaults or impairments, could adversely impact these investments in terms of volatility, liquidity and value.

Our investment portfolio includes commercial mortgage-backed securities, residential mortgage-backed securities, collateralized mortgage obligations and pass-through securities. Continuation of the prolonged stress in the U.S. housing market and/or financial market disruption could adversely impact these investments.

Our investment portfolio includes securities that may be more volatile than fixed maturity instruments and certain of these instruments may be illiquid.

Our investment portfolio includes equity securities and private equity limited partnership interests which may experience significant volatility in their investment returns and valuation. Moreover, our private equity limited partnership interests are subject to transfer restrictions and may be illiquid. If the investment returns or value of these investments decline, or if we are unable to dispose of these investments at their carrying value, it could have a material adverse effect on our results of operations or financial condition.

Changes to federal and/or state laws could adversely affect the value of our investment portfolio.

A significant portion of our investment portfolio consists of tax exempt securities and we receive certain tax benefits relating to such securities based on current laws and regulations. Our portfolio has also benefited from certain other laws and regulations, including without limitation, tax credits (such as foreign tax credits). Federal and/or state tax legislation could be enacted that would lessen or eliminate some or all of the tax advantages currently benefiting us and could negatively impact the value of our investment portfolio.

We are exposed to credit risk in our business operations and in our investment portfolio.

We are exposed to credit risk in several areas of our business operations, including, without limitation, credit risk relating to reinsurance, co-sureties on surety bonds, policyholders of certain of our insurance products, independent agents and brokers, issuers of securities, insurers of certain securities and certain other counterparties relating to our investment portfolio.

With respect to reinsurance coverages that we have purchased, our ability to recover amounts due from reinsurers may be affected by the creditworthiness and willingness to pay of the reinsurers.

Although certain reinsurance we have purchased is collateralized, the collateral is exposed to credit risk of the counterparty that has guaranteed an investment return on such collateral.

It is customary practice in the surety business for multiple insurers to participate as co-sureties on large surety bonds, meaning that each insurer (each referred to as a co-surety) assumes its proportionate share of the risk and receives a corresponding percentage of the bond premium. Under these arrangements, the co-sureties' obligations are joint and several. Consequently, if a co-surety defaults on its obligations, the remaining co-surety or co-sureties are obligated to make up the shortfall to the beneficiary of the surety bond even though the non-defaulting co-sureties did not receive the premium for that portion of the risk. Therefore, we are subject to credit risk with respect to the insurers with whom we are co-sureties on surety bonds.

In accordance with industry practice, when insureds purchase our insurance products through independent agents and brokers, they generally pay the premiums to the agent or broker, which in turn is required to remit the collected premium to us. In many jurisdictions, we are deemed to have received payment upon the receipt of the payment by the agent or broker, regardless of whether the agent or broker actually remits payment to us. As a result, we assume credit risk associated with amounts due from independent agents and brokers.

The value of our investment portfolio is subject to credit risk from the issuers and/or guarantors of the securities in the portfolio, other counterparties in certain transactions and, for certain securities, insurers that guarantee specific issuer's obligations. Defaults by the issuer and, where applicable, an issuer's guarantor, insurer or other counterparties with regard to any of such investments could reduce our net investment income and net realized investment gains or result in investment losses.

Our exposure to any of the above credit risks could have a material adverse effect on our results of operations or financial condition.

The failure of the risk mitigation strategies we utilize could have a material adverse effect on our financial condition or results of operations.

We utilize a number of strategies to mitigate our risk exposure, such as:

- engaging in rigorous underwriting;
- carefully evaluating terms and conditions of our policies;
- focusing on our risk aggregations by geographic zones, industry type, credit exposure and other bases; and
- ceding reinsurance.

However, there are inherent limitations in all of these tactics and no assurance can be given that an event or series of events will not result in loss levels in excess of our probable maximum loss models, which could have a material adverse effect on our financial condition or results of operations. It is also possible that losses could manifest themselves in ways that we do not anticipate and that our risk mitigation strategies are not designed to address. Such a manifestation of losses could have a material adverse effect on our financial condition or results of operations.

These risks may be heightened during difficult economic conditions such as those currently being experienced in the United States and elsewhere.

Reinsurance coverage may not be available to us in the future at commercially reasonable rates or at all.

The availability and cost of reinsurance are subject to prevailing market conditions that are beyond our control. No assurances can be made that reinsurance will remain continuously available to us in amounts that we consider sufficient and at rates that we consider acceptable, which would cause us to increase the amount of risk we retain, reduce the amount of business we underwrite or look for alternatives to reinsurance. This, in turn, could have a material adverse effect on our financial condition or results of operations.

Cyclicality of the property and casualty insurance industry may cause fluctuations in our results.

The property and casualty insurance business historically has been cyclical, experiencing periods characterized by intense price competition, relatively low premium rates and less restrictive underwriting standards followed by periods of relatively low levels of competition, high premium rates and more selective underwriting standards. We expect this cyclicality to continue. The periods of intense price competition in the cycle could adversely affect our financial condition, profitability or cash flows.

A number of factors, including many that are volatile and unpredictable, can have a significant impact on cyclical trends in the property and casualty insurance industry and the industry's profitability. These factors include:

- an apparent trend of courts to grant increasingly larger awards for certain damages;
- catastrophic hurricanes, windstorms, earthquakes and other natural disasters, as well as the occurrence of man-made disasters (e.g., a terrorist attack);
- availability, price and terms of reinsurance;
- fluctuations in interest rates;
- changes in the investment environment that affect market prices of and income and returns on investments; and
- inflationary pressures that may tend to affect the size of losses experienced by insurance companies.

We cannot predict whether or when market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to write insurance at rates that we consider appropriate relative to the risk assumed. If we cannot write insurance at appropriate rates, our ability to transact business would be materially and adversely affected.

We may be unsuccessful in our efforts to sell new products and/or to expand our existing product offerings to new markets.

Our strategy for enhancing profitable growth includes new product initiatives as well as expanding existing product offerings to new markets. We may not be successful in these efforts, which could have a material adverse effect on our results of operations. If we are successful, results attributable to these product offerings could be different than we anticipate and could have an adverse effect on our results of operations or financial condition.

Payment of obligations under surety bonds could adversely affect our future operating results.

The surety business tends to be characterized by infrequent but potentially high severity losses. The majority of our surety obligations are intended to be performance-based guarantees. When losses occur, they may be mitigated, at times, by recovery rights to the customer's assets, contract payments, collateral and bankruptcy recoveries. We have substantial commercial and construction surety exposure for current and prior customers. In that regard, we have exposures related to surety bonds issued on behalf of companies that have experienced or may experience deterioration in creditworthiness. If the financial condition of these companies were adversely affected by the economy or otherwise, we may experience an increase in filed claims and may incur high severity losses, which could have a material adverse effect on our results of operations.

A downgrade in our credit ratings and financial strength ratings could adversely impact the competitive positions of our operating businesses.

Credit ratings and financial strength ratings can be important factors in establishing our competitive position in the insurance markets. There can be no assurance that our ratings will continue for any given period of time or that they will not be changed. If our credit ratings were downgraded in the future, we could incur higher borrowing costs and may have more limited means to access capital. In addition, a downgrade in our financial strength ratings could adversely affect the competitive position of our insurance operations, including a possible reduction in demand for our products in certain markets.

The inability of our insurance subsidiaries to pay dividends in sufficient amounts would harm our ability to meet our obligations and to pay future dividends.

As a holding company, Chubb relies primarily on dividends from its insurance subsidiaries to meet its obligations for payment of interest and principal on outstanding debt obligations and to pay dividends to shareholders. The ability of our insurance subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. We are subject to regulation by some states as an insurance holding company system. Such regulation generally provides that transactions between companies within the holding company system must be fair and equitable. Transfers of assets among affiliated companies, certain dividend payments from insurance subsidiaries and certain material transactions between companies within the system may be subject to prior notice to, or prior approval by, state regulatory authorities. The ability of our insurance subsidiaries to pay dividends is also restricted by regulations that set standards of solvency that must be met and maintained, that limit investments and that limit dividends to shareholders. These regulations may affect Chubb's insurance subsidiaries' ability to provide Chubb with dividends.

Our businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth.

Our insurance subsidiaries are subject to extensive regulation and supervision in the jurisdictions in which they conduct business. This regulation is generally designed to protect the interests of policyholders, and not necessarily the interests of insurers, their shareholders or other investors. The regulation relates to authorization for lines of business, capital and surplus requirements, investment limitations, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, premium rates and a variety of other financial and nonfinancial components of an insurance company's business. Failure to comply with or to obtain appropriate authorizations and/or exemptions under any applicable laws and regulations could result in restrictions on our ability to do business or undertake activities that are regulated in one or more of the jurisdictions in which we conduct business and could subject us to fines and other sanctions.

Virtually all states in which we operate require us, together with other insurers licensed to do business in that state, to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. In addition, in various states, our insurance subsidiaries must participate in mandatory arrangements to provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. A few states require us to purchase reinsurance from a mandatory reinsurance fund. Such reinsurance funds can create a credit risk for insurers if not adequately funded by the state and, in some cases, the existence of a reinsurance fund could affect the prices charged for our policies. The effect of these and similar arrangements could reduce our profitability in any given period or limit our ability to grow our business.

In recent years, the state insurance regulatory framework has come under increased scrutiny, including scrutiny by federal officials, and some state legislatures have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. Further, the NAIC and state insurance regulators are continually reexamining existing laws and regulations, specifically focusing on modifications to statutory accounting principles, interpretations of existing laws and the development of new laws and regulations. The NAIC recently has undertaken a Solvency Modernization Initiative focused on updating the U.S. insurance solvency regulation framework, including capital requirements, governance and risk management, group supervision, accounting and financial reporting and reinsurance. Any proposed or future legislation or NAIC initiatives, if adopted, may be more restrictive on our ability to conduct business than current regulatory requirements or may result in higher costs or increased capital requirements.

Although the federal government and its regulatory agencies generally do not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures that may significantly affect the P&C Group's business and the market as a whole include federal terrorism insurance, systemic risk regulation, tort reform, natural catastrophes, corporate governance, ergonomics, health care reform including containment of medical costs, medical malpractice reform and patients' rights, privacy, e-commerce, international trade, federal regulation of insurance companies and the taxation of insurance companies. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, signed into law in July 2010, two new federal government bodies, the Federal Insurance Office (FIO) and the Financial Stability Oversight Council (FSOC), were created which may impact the regulation of insurance. Although the FIO is prohibited from directly regulating the business of insurance, it has authority to represent the U.S. in international insurance matters and has limited powers to preempt certain types of state insurance laws. The FIO also can recommend to the FSOC that it designate an insurer as an entity posing risks to U.S. financial stability in the event of the insurer's material financial distress or failure. An insurer so designated by FSOC could be subject to Federal Reserve supervision and heightened prudential standards. If the Federal Reserve were to designate any of our insurance subsidiaries for supervision, it could place more restrictions on our ability to conduct business and may result in higher costs and increased capital requirements.

Our insurance subsidiaries also are subject to extensive regulation and supervision in jurisdictions outside the United States. Regulators in many countries are working with the International Association of Insurance Supervisors to consider changes to insurance company solvency standards and group supervision of companies in a holding company system, including noninsurance companies. The European Union Solvency II directive will require regulated companies such as the P&C Group's European operations to meet new requirements in relation to risk and capital management. Solvency II is scheduled to be effective January 1, 2013. Such proposed or future legislation and regulatory initiatives in countries where we operate, if adopted, may be more restrictive on our ability to conduct business than current regulatory requirements or may result in higher costs or increased capital requirements.

Changes in accounting principles and financial reporting requirements may impact the manner in which we present our results of operations and financial condition.

The Financial Accounting Standards Board (FASB) and the Securities and Exchange Commission from time to time have issued and may continue to issue new accounting and reporting standards or changes in the interpretation of existing standards. These new standards or changes in interpretation could have an effect on how we report our results of operations and financial condition in the future.

In October 2010, the FASB issued new guidance related to the accounting for costs associated with acquiring or renewing insurance contracts. The guidance identifies which costs relating to the successful acquisition of new or renewal insurance contracts should be capitalized. This guidance is effective for the Corporation for the year beginning January 1, 2012 and may be applied prospectively or retrospectively. We are in the process of assessing the effect that the implementation of the new guidance will have on the Corporation's financial position and results of operations. The amount of acquisition costs we will defer under the new guidance will be less than the amount deferred under our current accounting practice. If prospective application is elected, net income in the year of adoption would be reduced as the amount of acquisition costs eligible for deferral under the new guidance would be lower. Amortization of the balance of deferred policy acquisition costs as of the date of adoption would continue over the period in which the related premiums are earned. If retrospective application is elected, deferred policy acquisition costs and related deferred taxes would be reduced as of the beginning of the earliest period presented in the financial statements with a corresponding reduction to shareholders' equity.

Intense competition for our products could harm our ability to maintain or increase our profitability and premium volume.

The property and casualty insurance industry is highly competitive. We compete not only with other stock companies but also with mutual companies, other underwriting organizations and alternative risk sharing mechanisms. We compete for business not only on the basis of price, but also on the basis of financial strength, availability of coverage desired by customers and quality of service, including claim adjustment service. We may have difficulty in continuing to compete successfully on any of these bases in the future.

If competition limits our ability to write new business at adequate rates, our results of operations could be adversely affected.

We are subject to a number of risks associated with our business outside the United States.

A significant portion of our business is conducted outside the United States, including in Asia, Australia, Canada, Europe and Latin America. By doing business outside the United States, we are subject to a number of risks, including without limitation, dealing with jurisdictions, especially in emerging markets, that may lack political, financial or social stability and/or a strong legal and regulatory framework, which may make it difficult to do business and comply with local laws and regulations in such jurisdictions. Failure to comply with local laws in a particular jurisdiction or doing business in a country that becomes increasingly unstable could have a significant adverse effect on our business and operations in that market as well as on our reputation generally.

As part of our international operations, we engage in transactions denominated in currencies other than the United States dollar. To reduce our exposure to currency fluctuation, we attempt to match the currency of the liabilities we incur under insurance policies with assets denominated in the same local currency. However, in the event that we underestimate our exposure, negative movements in the United States dollar versus the local currency will exacerbate the impact of the exposure on our results of operations and financial condition.

We report the results of our international operations on a consolidated basis with our domestic business. These results are reported in United States dollars. A significant portion of the business we write outside the United States, however, is transacted in local currencies. Consequently, fluctuations in the relative value of local currencies in which the policies are written versus the United States dollar can mask the underlying trends in our international business.

The United States and other jurisdictions in which we operate have adopted various laws and regulations that may apply to the business we conduct outside of the United States, including those relating to antibribery and economic sanctions compliance. Although we have policies and controls in place that are designed to ensure compliance with these laws and regulations, it is possible that an employee or intermediary could fail to comply with applicable laws and regulations. In such event, we could be exposed to civil penalties, criminal penalties and other sanctions. In addition, such violations could damage our business and/or our reputation. Such civil penalties, criminal penalties, other sanctions and damage to our business and/or reputation could have a material adverse effect on our results of operations or financial condition.

We are dependent on a distribution network comprised of independent insurance brokers and agents to distribute our products.

We generally do not use salaried employees to promote or distribute our insurance products. Instead, we rely on a large number of independent insurance brokers and agents. Accordingly, our business is dependent on the willingness of these brokers and agents to recommend our products to their customers. Deterioration in relationships with our broker and agent distribution network could materially and adversely affect our ability to sell our products, which, in turn, could have a material adverse effect on our results of operations or financial condition.

If we experience difficulties with outsourcing relationships, our ability to conduct our business might be negatively impacted.

We outsource certain business and administrative functions to third parties and may do so increasingly in the future. If we fail to develop and implement our outsourcing strategies or our third party providers fail to perform as anticipated, we may experience operational difficulties, increased costs and a loss of business that may have a material adverse effect on our results of operations or financial condition. By outsourcing certain business and administrative functions to third parties, we may be exposed to enhanced risk of data security breaches. Any breach of data security could damage our reputation and/or result in monetary damages, which, in turn, could have a material adverse effect on our results of operations or financial condition.

The occurrence of certain events could have a materially adverse effect on our systems and could impact our ability to conduct business effectively.

Our computer, information technology and telecommunications systems, which we use to conduct our business, interface with and rely upon third-party systems. Systems failures or outages could compromise our ability to perform business functions in a timely manner, which could harm our ability to conduct business and hurt our relationships with our business partners and customers. In the event of a disaster such as a natural catastrophe, an industrial accident, a blackout, a computer virus, a terrorist attack or war, our systems may be inaccessible to our employees, customers or business partners for an extended period of time. Even if our employees or third party providers are able to report to work, they might be unable to perform their duties for an extended period of time if our computer, information technology or telecommunication systems were disabled or destroyed. Our systems could also be subject to physical break-ins, electronic hacking, and subject to similar disruptions from unauthorized tampering. This may impede or interrupt our business operations, which could have a material adverse effect on our results of operations or financial condition.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

The executive offices of the Corporation are in Warren, New Jersey. The administrative offices of the P&C Group are located in Warren and Whitehouse Station, New Jersey. The P&C Group maintains territory, branch and service offices in major cities throughout the United States and also has offices in Canada, Europe, Australia, Latin America and Asia. Office facilities are leased with the exception of buildings in Whitehouse Station, New Jersey and Simsbury, Connecticut. Management considers its office facilities suitable and adequate for the current level of operations.

Item 3. ***Legal Proceedings***

As previously disclosed, Chubb and certain of its subsidiaries have been involved in the investigations by various Attorneys General and other regulatory authorities of several states, the U.S. Securities and Exchange Commission, the U.S. Attorney for the Southern District of New York and certain non-U.S. regulatory authorities with respect to certain business practices in the property and casualty insurance industry including (1) potential conflicts of interest and anti-competitive behavior arising from the payment of contingent commissions to brokers and agents and (2) loss mitigation and finite reinsurance arrangements. In connection with these investigations, Chubb and certain of its subsidiaries received subpoenas and other requests for information from various regulators. The Corporation has cooperated fully with these investigations. The Corporation has settled with several state Attorneys General and insurance departments all issues arising out of their investigations.

The Attorney General of Ohio on August 24, 2007 filed an action in the Court of Common Pleas in Cuyahoga County, Ohio, against Chubb and certain of its subsidiaries, as well as several other insurers and one broker, as a result of the Ohio Attorney General's business practices investigation. This action alleged violations of Ohio's antitrust laws. On January 7, 2011, the Corporation settled with the Ohio Attorney General and this matter has been dismissed with prejudice. Although no other Attorney General or regulator has initiated an action against the Corporation, it is possible that such an action could be brought against the Corporation with respect to some or all of the issues that were the focus of the business practice investigations.

Individual actions and purported class actions arising out of the investigations into the payment of contingent commissions to brokers and agents have been filed in a number of federal and state courts. On August 1, 2005, Chubb and certain of its subsidiaries were named in a putative class action entitled *In re Insurance Brokerage Antitrust Litigation* in the U.S. District Court for the District of New Jersey (N.J. District Court). This action, brought against several brokers and insurers on behalf of a class of persons who purchased insurance through the broker defendants, asserts claims under the Sherman Act, state law and the Racketeer Influenced and Corrupt Organizations Act (RICO) arising from the alleged unlawful use of contingent commission agreements. On September 28, 2007, the N.J. District Court dismissed the second amended complaint filed by the plaintiffs in its entirety. In so doing, the court dismissed the plaintiffs' Sherman Act and RICO claims with prejudice for failure to state a claim, and it dismissed the plaintiffs' state law claims without prejudice because it declined to exercise supplemental jurisdiction over them. The plaintiffs appealed the dismissal of their second amended complaint to the U.S. Court of Appeals for the Third Circuit (Third Circuit). On August 13, 2010, the Third Circuit affirmed in part and vacated in part the N.J. District Court decision and remanded the case back to the N.J. District Court for further proceedings. As a result of the Third Circuit's decision, the plaintiffs' state law claims and certain of the plaintiffs' Sherman Act and RICO claims were reinstated against the Corporation. The Corporation and the other defendants have filed motions to dismiss the reinstated claims and the parties are awaiting the N.J. District Court's decision.

Chubb and certain of its subsidiaries also have been named as defendants in other putative class actions relating or similar to the *In re Insurance Brokerage Antitrust Litigation* that have been filed in various state courts or in U.S. district courts between 2005 and 2007. These actions have been subsequently removed and ultimately transferred to the N.J. District Court for consolidation with the *In re Insurance Brokerage Antitrust Litigation.* These actions are currently stayed.

In the various actions described above, the plaintiffs generally allege that the defendants unlawfully used contingent commission agreements and conspired to reduce competition in the insurance markets. The actions seek treble damages, injunctive and declaratory relief, and attorneys' fees. The Corporation believes it has substantial defenses to all of the aforementioned legal proceedings and intends to defend the actions vigorously.

Information regarding certain litigation to which the P&C Group is a party is included in the Property and Casualty Insurance — Loss Reserves section of MD&A.

Chubb and its subsidiaries also are defendants in various lawsuits arising out of their business. It is the opinion of management that the final outcome of these matters will not have a material adverse effect on the Corporation's results of operations or financial condition.

Executive Officers of the Registrant

	Age (a)	Year of Election (b)
John D. Finnegan, Chairman, President and Chief Executive Officer	62	2002
W. Brian Barnes, Senior Vice President and Chief Actuary of Chubb & Son, a division of Federal	48	2008
Maureen A. Brundage, Executive Vice President and General Counsel	54	2005
Robert C. Cox, Executive Vice President of Chubb & Son, a division of Federal	52	2003
John J. Kennedy, Senior Vice President and Chief Accounting Officer	55	2008
Mark P. Korsgaard, Executive Vice President of Chubb & Son, a division of Federal	55	2010
Paul J. Krump, President of Commercial and Specialty Lines of Chubb & Son, a division of Federal	51	2001
Harold L. Morrison, Jr., Executive Vice President, Chief Global Field Officer and Chief Administrative Officer of Chubb & Son, a division of Federal	53	2008
Steven R. Pozzi, Executive Vice President of Chubb & Son, a division of Federal	54	2009
Dino E. Robusto, President of Personal Lines and Claims of Chubb & Son, a division of Federal	52	2006
Richard G. Spiro, Executive Vice President and Chief Financial Officer	46	2008
Kathleen M. Tierney, Executive Vice President of Chubb & Son, a division of Federal	42	2010

(a) Ages listed above are as of April 26, 2011.

(b) Date indicates year first elected or designated as an executive officer.

All of the foregoing officers serve at the pleasure of the Board of Directors of the Corporation and have been employees of the Corporation for more than five years except for Mr. Spiro.

Before joining the Corporation in 2008, Mr. Spiro was an investment banker at Citigroup Global Markets Inc., where he served as a Managing Director in Citigroup's financial institutions investment banking group.

PART II.

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The common stock of Chubb is listed and principally traded on the New York Stock Exchange (NYSE) under the trading symbol "CB". The following are the high and low closing sale prices as reported on the NYSE Composite Tape and the quarterly dividends declared per share for each quarter of 2010 and 2009.

	2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Common stock prices				
High	$52.47	$53.75	$58.14	$60.23
Low	47.66	49.10	49.20	56.05
Dividends declared	.37	.37	.37	.37

	2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Common stock prices				
High	$50.32	$44.04	$51.00	$53.79
Low	35.00	38.11	38.82	48.06
Dividends declared	.35	.35	.35	.35

At February 11, 2011, there were approximately 8,300 common shareholders of record.

The declaration and payment of future dividends to Chubb's shareholders will be at the discretion of Chubb's Board of Directors and will depend upon many factors, including the Corporation's operating results, financial condition and capital requirements, and the impact of regulatory constraints discussed in Note (17)(e) of the Notes to Consolidated Financial Statements.

The following table summarizes the stock repurchased by Chubb during each month in the quarter ended December 31, 2010.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (a)
October 2010	1,409,907	$57.30	1,409,907	5,194,349
November 2010	4,054,600	57.99	4,054,600	1,139,749
December 2010	2,647,453	59.24	2,647,453	28,492,296
Total	8,111,960	58.28	8,111,960	

(a) On December 3, 2009, the Board of Directors authorized the repurchase of up to 25,000,000 shares of common stock. On June 10, 2010, the Board of Directors authorized an increase of 14,000,000 shares to the authorization approved in December 2009. No shares remain under these share repurchase authorizations. On December 9, 2010, the Board of Directors authorized the repurchase of up to 30,000,000 additional shares of common stock. The authorization has no expiration date.

Stock Performance Graph

The following performance graph compares the performance of Chubb's common stock during the five-year period from December 31, 2005 through December 31, 2010 with the performance of the Standard & Poor's 500 Index and the Standard & Poor's Property & Casualty Insurance Index. The graph plots the changes in value of an initial $100 investment over the indicated time periods, assuming all dividends are reinvested.


Cumulative Total Return
Based upon an initial investment of $100 on December 31, 2005
with dividends reinvested
$200
$150
$100
$50
2005
2006
2007
2008
2009
2010
The Chubb Corporation
S&P 500
S&P Property & Casualty Insurance

	December 31					
	2005	2006	2007	2008	2009	2010
Chubb	$100	$111	$117	$112	$111	$139
S&P 500	100	116	122	77	97	112
S&P 500 Property & Casualty Insurance	100	113	97	69	77	84

Our filings with the Securities and Exchange Commission (SEC) may incorporate information by reference, including this Form 10-K. Unless we specifically state otherwise, the information under this heading "Stock Performance Graph" shall not be deemed to be "soliciting materials" and shall not be deemed to be "filed" with the SEC or incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 6. *Selected Financial Data*

	2010	2009	2008	2007	2006
	(in millions except for per share amounts)				
FOR THE YEAR					
Revenues					
Property and Casualty Insurance					
Premiums Earned	$11,215	$11,331	$11,828	$11,946	$11,958
Investment Income	1,590	1,585	1,652	1,622	1,485
Other Revenues	—	2	4	11	—
Corporate and Other	88	75	108	154	315
Realized Investment Gains (Losses), Net	426	23	(371)	374	245
Total Revenues	$13,319	$13,016	$13,221	$14,107	$14,003
Income					
Property and Casualty Insurance					
Underwriting Income	$ 1,222	$ 1,631	$ 1,361	$ 2,116	$ 1,905
Investment Income	1,558	1,549	1,622	1,590	1,454
Other Income (Charges)	2	(3)	9	6	10
Property and Casualty Insurance Income	2,782	3,177	2,992	3,712	3,369
Corporate and Other	(220)	(238)	(214)	(149)	(89)
Realized Investment Gains (Losses), Net	426	23	(371)	374	245
Income Before Income Tax	2,988	2,962	2,407	3,937	3,525
Federal and Foreign Income Tax	814	779	603	1,130	997
Net Income	$ 2,174	$ 2,183	$ 1,804	$ 2,807	$ 2,528
Per Share					
Net Income	$ 6.76	$ 6.18	$ 4.92	$ 7.01	$ 5.98
Dividends Declared on Common Stock	1.48	1.40	1.32	1.16	1.00
AT DECEMBER 31					
Total Assets	$50,249	$50,449	$48,429	$50,574	$50,277
Long Term Debt	3,975	3,975	3,975	3,460	2,466
Total Shareholders' Equity	15,530	15,634	13,432	14,445	13,863
Book Value Per Share	52.24	47.09	38.13	38.56	33.71

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Management's Discussion and Analysis of Financial Condition and Results of Operations addresses the financial condition of the Corporation as of December 31, 2010 compared with December 31, 2009 and the results of operations for each of the three years in the period ended December 31, 2010. This discussion should be read in conjunction with the consolidated financial statements and related notes and the other information contained in this report.

INDEX

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this document are "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995 (PSLRA). These forward-looking statements are made pursuant to the safe harbor provisions of the PSLRA and include statements regarding our loss reserve and reinsurance recoverable estimates; asbestos and toxic waste liabilities and related developments; the number and severity of surety-related claims; the impact of changes to our reinsurance program in 2010 and the cost of reinsurance in 2011; the adequacy of the rates at which we renewed and wrote new business; premium volume and competition in 2011; property and casualty investment income during 2011; cash flows generated by our fixed income investments; currency rate fluctuations; estimates with respect to our credit derivatives exposure; the repurchase of common stock under our share repurchase program; our capital adequacy and funding of liquidity needs; the funding and timing of loss payments; and the redemption of our capital securities. Forward-looking statements are made based upon management's current expectations and beliefs concerning trends and future developments and their potential effects on us. These statements are not guarantees of future performance. Actual results may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties, which include, among others, those discussed or identified from time to time in our public filings with the Securities and Exchange Commission and those associated with:

- global political conditions and the occurrence of terrorist attacks, including any nuclear, biological, chemical or radiological events;
- the effects of the outbreak or escalation of war or hostilities;
- premium pricing and profitability or growth estimates overall or by lines of business or geographic area, and related expectations with respect to the timing and terms of any required regulatory approvals;
- adverse changes in loss cost trends;
- our ability to retain existing business and attract new business;
- our expectations with respect to cash flow and investment income and with respect to other income;
- the adequacy of loss reserves, including:
  - our expectations relating to reinsurance recoverables;
  - the willingness of parties, including us, to settle disputes;
  - developments in judicial decisions or regulatory or legislative actions relating to coverage and liability, in particular, for asbestos, toxic waste and other mass tort claims;
  - development of new theories of liability;
  - our estimates relating to ultimate asbestos liabilities;
  - the impact from the bankruptcy protection sought by various asbestos producers and other related businesses; and
  - the effects of proposed asbestos liability legislation, including the impact of claims patterns arising from the possibility of legislation and those that may arise if legislation is not passed;
- the availability and cost of reinsurance coverage;
- the occurrence of significant weather-related or other natural or human-made disasters, particularly in locations where we have concentrations of risk;
- the impact of economic factors on companies on whose behalf we have issued surety bonds, and in particular, on those companies that file for bankruptcy or otherwise experience deterioration in creditworthiness;

- the effects of disclosures by, and investigations of, companies relating to possible accounting irregularities, practices in the financial services industry, investment losses or other corporate governance issues, including:
    - claims and litigation arising out of stock option "backdating," "spring loading" and other equity grant practices by public companies;
    - the effects on the capital markets and the markets for directors and officers and errors and omissions insurance;
    - claims and litigation arising out of actual or alleged accounting or other corporate malfeasance by other companies;
    - claims and litigation arising out of practices in the financial services industry;
    - claims and litigation relating to uncertainty in the credit and broader financial markets; and
    - legislative or regulatory proposals or changes;
- the effects of changes in market practices in the U.S. property and casualty insurance industry arising from any legal or regulatory proceedings, related settlements and industry reform, including changes that have been announced and changes that may occur in the future;
- the impact of legislative and regulatory developments on our business, including those relating to terrorism, catastrophes and the financial markets;
- any downgrade in our claims-paying, financial strength or other credit ratings;
- the ability of our subsidiaries to pay us dividends;
- general political, economic and market conditions, whether globally or in the markets in which we operate, including:
    - changes in interest rates, market credit spreads and the performance of the financial markets;
    - currency fluctuations;
    - the effects of inflation;
    - changes in domestic and foreign laws, regulations and taxes;
    - changes in competition and pricing environments;
    - regional or general changes in asset valuations;
    - the inability to reinsure certain risks economically; and
    - changes in the litigation environment;
- our ability to implement management's strategic plans and initiatives.

Chubb assumes no obligation to update any forward-looking information set forth in this document, which speak as of the date hereof.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The consolidated financial statements include amounts based on informed estimates and judgments of management for transactions that are not yet complete. Such estimates and judgments affect the reported amounts in the financial statements. Those estimates and judgments that were most critical to the preparation of the financial statements involved the determination of loss reserves and the recoverability of related reinsurance recoverables and the evaluation of whether a decline in value of any investment is temporary or other than temporary. These estimates and judgments, which are discussed within the following analysis of our results of operations, require the use of assumptions about matters that are highly uncertain and therefore are subject to change as facts and circumstances develop. If different estimates and judgments had been applied, materially different amounts might have been reported in the financial statements.

OVERVIEW

The following highlights do not address all of the matters covered in the other sections of Management's Discussion and Analysis of Financial Condition and Results of Operations or contain all of the information that may be important to Chubb's shareholders or the investing public. This overview should be read in conjunction with the other sections of Management's Discussion and Analysis of Financial Condition and Results of Operations.

- Net income was $2.2 billion in both 2010 and 2009 and $1.8 billion in 2008. Net income was similar in 2010 and 2009 as lower operating income in 2010 was offset by higher net realized investment gains. We define operating income as net income excluding realized investment gains and losses after tax. The increase in net income in 2009 compared with 2008 was due to both higher operating income in 2009 compared with 2008 and modest net realized investment gains in 2009 compared with substantial net realized investment losses in 2008.
- Operating income was $1.9 billion in 2010, $2.2 billion in 2009 and $2.0 billion in 2008. The lower operating income in 2010 compared with that in 2009 was due to lower underwriting income in our property and casualty insurance business, attributable in large part to a higher impact of catastrophes. Higher operating income in 2009 compared with that in 2008 was due to higher underwriting income in our property and casualty insurance business offset in part by lower investment income. Management uses operating income, a non-GAAP financial measure, among other measures, to evaluate its performance because the realization of investment gains and losses in any period could be discretionary as to timing and can fluctuate significantly, which could distort the analysis of operating trends.
- Underwriting results were highly profitable in 2010, 2009 and 2008. Our combined loss and expense ratio was 89.3% in 2010 compared with 86.0% in 2009 and 88.7% in 2008. The less profitable results in 2010 compared to 2009 were due to a substantially higher impact of catastrophes. The more profitable results in 2009 compared to 2008 were due to a substantially lower impact of catastrophe losses offset in part by a lower amount of favorable prior year loss development. The impact of catastrophes accounted for 5.7 percentage points of the combined ratio in 2010 compared with 0.8 of a percentage point in 2009 and 5.1 percentage points in 2008.
- During 2010, we experienced overall favorable development of $746 million on loss reserves established as of the previous year end, due primarily to favorable loss experience in certain professional liability, commercial liability and personal insurance classes. During 2009 and 2008, we experienced overall favorable development of $762 million and $873 million, respectively, due primarily to favorable loss experience in certain professional liability and commercial liability classes as well as lower than expected emergence of losses in the homeowners and commercial property classes.
- Total net premiums written increased by 1% in 2010 and decreased by 6% in 2009. Growth in net premiums written in both years was limited by the general economic downturn and our continued emphasis on underwriting discipline in a market environment that remained competitive. Premium growth in 2010 benefited slightly from the impact of currency fluctuation on business written outside the United States. The decrease in 2009 compared with 2008 was attributable to the general downturn in the economy and, to a lesser extent, to the impact of currency fluctuation on business written outside the United States due to the strength of the U.S. dollar in 2009 compared to 2008. Net premiums written in the United States decreased by 1% in 2010 and 6% in 2009. Net premiums written outside the United States increased by 9% in 2010 and decreased by 6% in 2009. Measured in local currencies, premiums outside the United States grew modestly in both years.
- Property and casualty investment income after tax increased by 1% in 2010 and decreased by 3% in 2009. The increase in 2010 reflected the positive effect of currency fluctuation on income from our non-U.S. investments, in what continued to be a low yield investment environment. The decline in 2009 was due to lower yields, particularly on short term investments, as well as the negative effect of currency fluctuation on income from our non-U.S. investments. Management uses

property and casualty investment income after tax, a non-GAAP financial measure, to evaluate its investment performance because it reflects the impact of any change in the proportion of the investment portfolio invested in tax exempt securities and is therefore more meaningful for analysis purposes than investment income before income tax.

- Net realized investment gains before tax were $426 million ($277 million after tax) in 2010 compared with net realized gains before tax of $23 million ($15 million after tax) in 2009 and net realized losses before tax of $371 million ($241 million after tax) in 2008. The net realized gains in 2010 were primarily related to investments in limited partnerships, which generally are reported on a quarter lag. The net realized losses in 2008 were primarily attributable to other-than-temporary impairment losses on equity securities.

A summary of our consolidated net income is as follows:

	Years Ended December 31		
	2010	2009	2008
		(in millions)	
Property and casualty insurance	$2,782	$3,177	$2,992
Corporate and other	(220)	(238)	(214)
Consolidated operating income before income tax	2,562	2,939	2,778
Federal and foreign income tax	665	771	733
Consolidated operating income	1,897	2,168	2,045
Realized investment gains (losses) after income tax	277	15	(241)
Consolidated net income	$2,174	$2,183	$1,804

PROPERTY AND CASUALTY INSURANCE

A summary of the results of operations of our property and casualty insurance business is as follows:

	Years Ended December 31		
	2010	2009	2008
		(in millions)	
Underwriting			
Net premiums written	$11,236	$11,077	$11,782
Decrease (increase) in unearned premiums	(21)	254	46
Premiums earned	11,215	11,331	11,828
Losses and loss expenses	6,499	6,268	6,898
Operating costs and expenses	3,496	3,377	3,546
Decrease (increase) in deferred policy acquisition costs	(30)	27	(17)
Dividends to policyholders	28	28	40
Underwriting income	1,222	1,631	1,361
Investments			
Investment income before expenses	1,590	1,585	1,652
Investment expenses	32	36	30
Investment income	1,558	1,549	1,622
Other income (charges)	2	(3)	9
Property and casualty income before tax	$ 2,782	$ 3,177	$ 2,992
Property and casualty investment income after tax	$ 1,261	$ 1,252	$ 1,297

Property and casualty income before tax was lower in 2010 than in 2009 due to lower underwriting income. The decrease in underwriting income in 2010 was primarily the result of a higher impact of catastrophes during 2010, offset in part by a modest increase in underwriting profitability excluding the impact of catastrophes in the current accident year. Investment income in 2010 was slightly higher than in 2009. Property and casualty income before tax was higher in 2009 than in 2008 due to higher underwriting income, offset in part by lower investment income. The increase in underwriting income in 2009 was primarily due to a substantially lower impact of catastrophes, offset in part by a lower amount of favorable prior year loss development and a slight reduction in underwriting profitability excluding the impact of catastrophes in the current accident year. The decrease in investment income in 2009 was due to lower yields, particularly on short term investments, as well as the effects of currency fluctuation on income from our non-U.S. investments.

The profitability of our property and casualty insurance business depends on the results of both our underwriting and investment operations. We view these as two distinct operations since the underwriting functions are managed separately from the investment function. Accordingly, in assessing our performance, we evaluate underwriting results separately from investment results.

Underwriting Operations

Underwriting Results

We evaluate the underwriting results of our property and casualty insurance business in the aggregate and also for each of our separate business units.

Net Premiums Written

Net premiums written amounted to $11.2 billion in 2010, $11.1 billion in 2009 and $11.8 billion in 2008.

Net premiums written by business unit were as follows:

	Years Ended December 31				
	2010	% Increase (Decrease) 2010 vs. 2009	2009	% Decrease 2009 vs. 2008	2008
	(dollars in millions)				
Personal insurance	$ 3,825	5%	$ 3,657	(4)%	$ 3,826
Commercial insurance	4,676	—	4,660	(7)	4,993
Specialty insurance	2,727	—	2,739	(6)	2,899
Total insurance	11,228	2	11,056	(6)	11,718
Reinsurance assumed	8	(62)	21	(67)	64
Total	$11,236	1	$11,077	(6)	$11,782

Net premiums written increased by 1% in 2010 compared with 2009 and decreased by 6% in 2009 compared with 2008. Premiums in the United States, which represent about 74% of our total net premiums, decreased by 1% in 2010 and 6% in 2009. Premiums outside the U.S., expressed in U.S. dollars, increased by 9% in 2010 and decreased by 6% in 2009. In 2010, the increase in net premiums written outside the U.S. was largely attributable to the impact of the weaker U.S. dollar relative to several currencies in which we wrote business in 2010 compared to 2009. As a result, overall premium growth in 2010 benefited slightly from the impact of currency fluctuation on business written outside the U.S. In 2009, the decrease in net premiums written outside the U.S. was attributable to the impact of currency fluctuation due to the strength of the U.S. dollar. In 2010 and 2009, net premiums written outside the U.S. grew modestly when measured in local currencies.

Premium growth was adversely impacted in both 2010 and 2009 by the general downturn in the economy which began in 2008 and continued through 2010. The amounts of coverage purchased or the insured exposures, both of which are bases upon which we calculate the premiums we charge, were down slightly or were flat for many classes of business in 2010 compared to 2009. In 2009, the amounts of coverage purchased or insured exposures were generally down in most classes of business compared to 2008. Also, in both 2010 and 2009, our ability to grow premiums was constrained by our emphasis on underwriting discipline in the highly competitive market environment. In 2010, the competitive environment placed pressure on renewal rates — overall renewal rates in the commercial and professional liability businesses were down slightly. In 2009, the competitive pressures were significant but renewal rates in the commercial and professional liability businesses increased slightly overall.

In 2010 and 2009, we retained a high percentage of our existing customers and renewed those accounts at what we believe are acceptable rates relative to the risks. The percentage of accounts we successfully retained on renewal was higher for most classes of business in 2010 compared with 2009. Obtaining desirable new business was a challenge in both years. The overall level of new business improved slightly in 2010 over 2009 levels, as a modest increase in new commercial business was offset to a small extent by a decline in new professional liability business. In 2010, the slow improvement in the economic environment and the highly competitive market continued to make it difficult to obtain new business. The overall level of new business was down in 2009 compared with 2008, consistent with the decrease in demand in nearly all classes of our business caused by the general economic downturn.

The highly competitive market is likely to continue in 2011. Although there were some signs during 2010 that the economy was improving, it remains uncertain whether the improvement will continue and will be sustained. Even if an economic recovery does occur, any resulting growth in premiums will lag any recovery that takes place. We expect our net written premiums will be flat or slightly higher in 2011 compared with 2010, assuming average foreign currency to U.S. dollar exchange rates in 2011 remain similar to 2010 year-end levels.

Reinsurance assumed net premiums written decreased by 62% in 2010 and 67% in 2009. This business has been in run-off since the sale of our ongoing reinsurance assumed business in December 2005.

Reinsurance Ceded

Our premiums written are net of amounts ceded to reinsurers who assume a portion of the risk under the insurance policies we write that are subject to the reinsurance. Most of our ceded reinsurance arrangements consist of excess of loss and catastrophe contracts that protect against a specified part or all of certain types of losses over stipulated amounts arising from any one occurrence or event. Therefore, unless we incur losses that exceed our initial retention under these contracts, we do not receive any loss recoveries. As a result, in certain years, we cede premiums to reinsurance companies and receive few, if any, loss recoveries. However, in a year in which there is a significant catastrophic event or a series of large individual losses, we may receive substantial loss recoveries. The impact of ceded reinsurance on net premiums written and net premiums earned and on net losses and loss expenses incurred for the three years ended December 31, 2010 is presented in Note (9) of the Notes to Consolidated Financial Statements.

The most significant component of our ceded reinsurance program is property reinsurance. We purchase two types of property reinsurance: catastrophe and property per risk.

For property risks in the United States and Canada, we purchase catastrophe reinsurance in two forms. We purchase traditional catastrophe reinsurance, including our primary treaty which we refer to as our North American catastrophe treaty, as well as supplemental catastrophe reinsurance that provides additional coverage for our northeast United States exposures. We have also arranged for the purchase of multi-year, collateralized reinsurance coverage funded through the issuance of collateralized risk linked securities, known as catastrophe bonds.

Our North American catastrophe treaty has an initial retention of $500 million.

The combination of the North American catastrophe treaty and a portion of the catastrophe bond coverages generally provide coverage for United States and Canadian exposures of approximately 69% of losses (net of recoveries from other available reinsurance) between $500 million and $1.37 billion and 60% of losses between $1.37 billion and $1.65 billion. For catastrophe events in the northeastern part of the United States and in Florida, the combination of the North American catastrophe treaty, the supplemental catastrophe reinsurance and the catastrophe bond coverages provide additional coverages as discussed below.

The catastrophe bond coverages generally provide reinsurance coverage for specific types of losses in specific geographic locations. They are generally designed to supplement coverage provided under the North American catastrophe treaty. We currently have three catastrophe bond coverages in effect: a $250 million reinsurance arrangement that expires in April 2011 that provides coverage for homeowners-related hurricane losses in the northeastern part of the United States; a $200 million reinsurance arrangement that expires in March 2011 that provides coverage for homeowners and commercial exposures for loss events in the northeastern part of the United States (for losses occurring elsewhere in the continental United States or Canada, the coverage is limited to $55 million); and a $150 million reinsurance arrangement that expires in March 2012 that provides coverage for homeowners-related hurricane losses in Florida.

For catastrophic events in the northeastern part of the United States, the combination of the North American catastrophe treaty, the supplemental catastrophe reinsurance and certain catastrophe bond coverages provide additional coverage of approximately 40% of losses (net of recoveries from other available reinsurance) between $1.37 billion and $2.17 billion, approximately 90% of losses between $2.50 billion and $2.85 billion, and approximately 30% of homeowners-related hurricane losses between $1.47 billion and $2.30 billion.

For hurricane events in Florida, we have reinsurance from the Florida Hurricane Catastrophe Fund (FHCF), which is a state-mandated fund designed to reimburse insurers for a portion of their residential catastrophic hurricane losses. Our participation in this program limits our initial retention in Florida for homeowners-related losses to approximately $155 million and provides coverage of 90% of covered losses between approximately $155 million and $560 million. Additionally, certain catastrophe bond coverages provide coverage of approximately 50% of Florida homeowners-related hurricane losses between $850 million and $1.15 billion.

Our primary property catastrophe treaty for events outside the United States provides coverage of approximately 75% of losses (net of recoveries from other available reinsurance) between $100 million and $350 million.

In addition to catastrophe treaties, we also have a commercial property per risk treaty. This treaty provides up to approximately $800 million (depending upon the currency in which the insurance policy was issued) of coverage per risk in excess of our initial retention, which is generally between $25 million and $35 million.

In addition to our major property catastrophe and property per risk treaties, we purchase several smaller property treaties that only cover specific classes of business or locations having potential concentrations of risk.

Recoveries under our property reinsurance treaties are subject to certain coinsurance requirements that affect the interaction of some elements of our reinsurance program.

Our property reinsurance treaties generally contain terrorism exclusions for acts perpetrated by foreign terrorists, and for nuclear, biological, chemical and radiological loss causes whether such acts are perpetrated by foreign or domestic terrorists.

After increasing somewhat in 2009, due to capacity restrictions for certain coverages in the market, reinsurance rates for property risks generally decreased in 2010. Consequently, the overall cost of our property reinsurance program was modestly lower in 2010 than in 2009. We do not expect the changes we made to our reinsurance program during 2010 to have a material effect on the Corporation's results of operations, financial condition or liquidity.

Our major, traditional property reinsurance treaties expire on April 1, 2011 and we are in the process of evaluating our 2011 property reinsurance program. Despite significant natural disaster losses to the industry in early 2010, lower than average hurricane-related catastrophe losses to the industry in 2010 lead us to expect that reinsurance rates for property risks will decrease somewhat in 2011. The final structure of our reinsurance program and amount of coverage purchased, including the mixture of traditional catastrophe reinsurance and collateralized reinsurance coverage funded through the issuance of collateralized risk linked securities, will be the determinants of our total reinsurance costs in 2011.

Profitability

The combined loss and expense ratio, expressed as a percentage, is the key measure of underwriting profitability traditionally used in the property and casualty insurance business. Management evaluates the performance of our underwriting operations and of each of our business units using, among other measures, the combined loss and expense ratio calculated in accordance with statutory accounting principles. It is the sum of the ratio of losses and loss expenses to premiums earned (loss ratio) plus the ratio of statutory underwriting expenses to premiums written (expense ratio) after reducing both premium amounts by dividends to policyholders. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the combined ratio is over 100%, underwriting results are generally considered unprofitable.

Statutory accounting principles applicable to property and casualty insurance companies differ in certain respects from generally accepted accounting principles (GAAP). Under statutory accounting principles, policy acquisition and other underwriting expenses are recognized immediately, not at the time premiums are earned. Management uses underwriting results determined in accordance with GAAP, among other measures, to assess the overall performance of our underwriting operations. To convert statutory underwriting results to a GAAP basis, policy acquisition expenses are deferred and amortized over the period in which the related premiums are earned. Underwriting income determined in accordance with GAAP is defined as premiums earned less losses and loss expenses incurred and GAAP underwriting expenses incurred.

Underwriting results were highly profitable in each of the last three years. The combined loss and expense ratio for our overall property and casualty business was as follows:

	Years Ended December 31		
	2010	2009	2008
Loss ratio	58.1%	55.4%	58.5%
Expense ratio	31.2	30.6	30.2
Combined loss and expense ratio	89.3%	86.0%	88.7%

The relatively low loss ratio in each of the last three years reflected the favorable loss experience which we believe resulted from our disciplined underwriting in recent years. Results in all three years benefited from favorable prior year loss development. For more information on prior year loss development, see "Property and Casualty Insurance-Loss Reserves, *Prior Year Loss Development*." The loss ratio was higher in 2010 compared to 2009 due primarily to a higher impact of catastrophes, offset in part by a modest decrease in the current accident year loss ratio excluding catastrophes. The amount of favorable prior year loss development was slightly lower in 2010 compared with 2009. The loss ratio was lower in 2009 compared to 2008 due to a lower impact from catastrophes, offset in part by a lower amount of favorable prior year loss development and a slight increase in the current accident year loss ratio excluding catastrophes.

In 2010, the impact of catastrophes was $634 million, which represented 5.7 percentage points of the combined ratio. A significant portion of the catastrophe losses in 2010 related to numerous storms in the United States and, to a lesser extent, the earthquake in Chile. The impact of catastrophes was $91 million in 2009 and $607 million in 2008, which represented 0.8 percentage points and 5.1 percentage points, respectively, of the combined ratio. About $310 million of the catastrophe losses in 2008 related to Hurricane Ike, including our estimated share of an assessment from the Texas Windstorm Insurance Association.

We did not have any recoveries from our primary catastrophe reinsurance treaties during the three year period ended December 31, 2010 because there was no individual catastrophe for which our losses exceeded our retention under the treaties. Under a region-specific property catastrophe reinsurance treaty, we expect to recover about $60 million of our gross losses related to the 2010 earthquake in Chile.

Our expense ratio was higher in 2010 compared with 2009, which in turn was higher compared with 2008. The increase in 2010 was due to an increase in commissions and, to a lesser extent, overhead expenses increasing at a rate that exceeded the rate of growth of premiums written. Commissions were higher primarily outside the United States due, in part, to premium growth in classes of business with higher commission rates. The increase in 2009 was due primarily to an increase in commission rates in certain classes of business in the United States and, to a lesser extent, a decline in premiums written at a rate that exceeded the rate of reduction in our overhead expenses.

Review of Underwriting Results by Business Unit

Personal Insurance

Net premiums written from personal insurance, which represented 34% of our premiums written in 2010, increased by 5% in 2010 and decreased by 4% in 2009 compared with the respective prior years. Net premiums written for the classes of business within the personal insurance segment were as follows:

	Years Ended December 31				
	2010	% Increase 2010 vs. 2009	2009	% Decrease 2009 vs. 2008	2008
	(dollars in millions)				
Automobile	$ 638	11%	$ 577	(4)%	$ 602
Homeowners	2,382	2	2,339	(4)	2,449
Other	805	9	741	(4)	775
Total personal	$3,825	5	$3,657	(4)	$3,826

Personal automobile premiums increased in 2010, reflecting new business growth in select non-U.S. locations and the positive impact of currency fluctuation on business written outside the United States. Personal automobile premiums in the U.S. decreased slightly in 2010. Personal automobile premiums decreased in 2009 due to a highly competitive U.S. marketplace as well as the negative impact of currency fluctuation on business written outside the United States. Premiums for our homeowners business increased slightly in 2010 after decreasing in 2009. Premium growth in this business was constrained in both 2010 and 2009 due to the downturn in the U.S. economy that began in 2008, which resulted in a slowdown in new housing construction as well as lower demand for jewelry and fine arts policy endorsements. Premiums from our other personal business, which includes insurance for accident and health, excess liability and yacht, increased in 2010 after a decrease in 2009. The growth in 2010 was primarily in our non-U.S. accident business and approximately half was attributable to the effect of currency fluctuation. The decrease in 2009 was driven by our accident and health business, due primarily to the effect of currency fluctuation on the non-U.S. component of this business. The adverse impact of currency fluctuation in 2009 was offset in part by growth in the U.S. component of this business, due primarily to a select initiative. Excess liability premiums grew modestly in 2010 and were flat in 2009.

Our personal insurance business produced highly profitable underwriting results in each of the last three years, but less so in 2010 due to the impact of significantly higher homeowners catastrophe losses. A significant portion of the catastrophe losses in 2010 related to numerous storms in the United States in the first half of the year. The combined loss and expense ratios for the classes of business within the personal insurance segment were as follows:

	Years Ended December 31		
	2010	2009	2008
Automobile	90.8%	90.4%	87.6%
Homeowners	91.7	80.4	83.7
Other	91.2	90.8	97.5
Total personal	91.5	84.1	87.1

Our personal automobile results were profitable in each of the past three years. Results in all three years benefited from modest favorable prior year loss development and generally lower claim frequency.

Homeowners results were highly profitable in each of the last three years, but less so in 2010 due to higher catastrophe losses. The impact of catastrophes accounted for 15.6 percentage points of the combined loss and expense ratio for this class in 2010 compared with 1.5 percentage points in 2009 and 7.8 percentage points in 2008. Results in 2009 and 2008 were adversely impacted by a higher frequency and severity of large non-catastrophe losses.

Other personal business produced profitable results in each of the past three years. Results for our excess liability business were highly profitable in 2010 and 2009 compared with near breakeven results in 2008. Prior year loss development for our personal excess liability business was favorable in 2010 and 2009 and not significant in 2008. Our yacht business was highly profitable in 2010 and 2009 compared with unprofitable results in 2008. Yacht results in 2008 were adversely affected by several large non-catastrophe losses as well as several losses related to Hurricane Ike. Our accident and health business produced profitable results in 2010 compared with breakeven results in 2009 and profitable results in 2008.

Commercial Insurance

Net premiums written from commercial insurance, which represented 42% of our premiums written in 2010, were flat in 2010 and decreased 7% in 2009 compared with the respective prior years. Net premiums written for the classes of business within the commercial insurance segment were as follows:

	Years Ended December 31				
	2010	% Increase (Decrease) 2010 vs. 2009	2009	% Decrease 2009 vs. 2008	2008
	(dollars in millions)				
Multiple peril	$1,094	(2)%	$1,121	(7)%	$1,210
Casualty	1,532	1	1,514	(8)	1,654
Workers' compensation	756	(1)	761	(11)	851
Property and marine	1,294	2	1,264	(1)	1,278
Total commercial	$4,676	—	$4,660	(7)	$4,993

Growth in our commercial classes in 2010 was limited by a very competitive marketplace and the restrained insurance purchasing demand of customers operating in weakened economies worldwide. Net premiums written in 2010 reflected slightly reduced exposures on renewal business in the U.S. due to the continuing effects of the weak economy, although the effect on renewal exposures progressively lessened throughout the year. On average, renewal rates in the United States for most classes of commercial insurance business were about flat in 2010 compared with 2009. Premium growth in 2010 in our commercial insurance business benefited slightly from the impact of currency fluctuation on business written outside the United States. The decrease in premiums in our commercial insurance business in 2009 was primarily attributable to the adverse effects of the economic downturn and, to a lesser extent, the negative impact of currency fluctuation on business written outside the United States. The decline in premiums in most of our commercial classes in 2009 also reflected the highly competitive marketplace, particularly for new business. The decrease in workers' compensation premiums in 2009 reflected reduced exposures, due to lower amounts of covered payroll of our insureds, largely as a result of the downturn in the U.S. economy. Overall U.S. renewal rates were up slightly in 2009 for commercial insurance.

Retention levels of our existing customers remained strong over the last three years. New business volume was up modestly in 2010 compared with 2009. New business volume was down in 2009 compared with 2008. Although we obtained some new business in 2009 as a result of the dislocation in the insurance markets caused by the impact of the financial market crisis on some of our competitors, new business declined overall in 2009 due to continued competitive conditions and the general reduction in insurance demand due to the effects of the economic downturn.

We continued to maintain our underwriting discipline in the highly competitive market, renewing business and writing new business only where we believe we are securing acceptable rates and appropriate terms and conditions for the exposures.

Our commercial insurance business produced profitable underwriting results in each of the past three years. Results in all three years benefited from favorable loss experience, disciplined risk selection and appropriate terms and conditions in recent years. The results in 2010 and 2008 were less profitable compared with 2009 largely due to a higher impact of catastrophes. The impact of catastrophes accounted for 5.4 percentage points of the combined loss and expense ratio for our commercial insurance business in 2010, compared with 1.2 percentage points in 2009 and 8.1 percentage points in 2008. Excluding the effect of catastrophes, results for our commercial insurance business were slightly more profitable in 2010 compared to 2009, reflecting higher favorable prior year loss development, and modestly less profitable in 2009 compared to 2008.

The combined loss and expense ratios for the classes of business within commercial insurance were as follows:

	Years Ended December 31		
	2010	2009	2008
Multiple peril	94.7%	85.8%	85.3%
Casualty	91.7	96.7	95.0
Workers' compensation	93.4	92.7	82.1
Property and marine	90.5	83.3	108.8
Total commercial	92.3	89.9	93.9

Multiple peril results were profitable in 2010 compared with highly profitable results in 2009 and 2008. The less profitable results in 2010 compared with 2009 were due primarily to a higher impact of catastrophes in the property component of this business and, to a lesser extent, less profitable results in the liability component. The liability component deteriorated in 2010 compared to 2009 due to margin compression in the current accident year, as rate changes did not keep pace with the projected costs. Substantial improvement in the property component of the multiple peril business in 2009 compared with 2008, due to lower catastrophe losses, was offset by less profitable results in the liability component, due in part to a lower amount of favorable prior year loss development. The impact of catastrophes accounted for 10.3 percentage points of the combined loss and expense ratio for the multiple peril class in 2010 compared with 1.6 percentage points in 2009 and 8.5 percentage points in 2008. The property component benefited from low non-catastrophe losses in all three years, particularly outside the United States in both 2010 and 2008.

Results for our casualty business were profitable in each of the past three years, but more so in 2010. The automobile component of our casualty business was modestly profitable in 2010 and 2009 compared with highly profitable results in 2008. Results in the primary liability component were profitable in each of the past three years, but less so in each succeeding year, as earned rate levels did not keep pace with the projected costs. Results in the excess liability component were highly profitable in each of the past three years, but more so in 2010. While excess liability results in all three years benefited from favorable prior year loss development, the amount was highest in 2010, mainly due to better than expected claim severity. Casualty results in all three years were adversely affected by incurred losses related to toxic waste claims. Our analysis of these exposures resulted in increases in the estimate of our ultimate liabilities. Such losses represented 3.5 percentage points of the combined loss and expense ratio for this class in 2010, 4.1 percentage points in 2009 and 6.2 percentage points in 2008.

Workers' compensation results were profitable in 2010 and 2009 compared with highly profitable results in 2008. Results in these years benefited from our disciplined risk selection during the past several years. Results in 2010 and 2009 were less profitable than the respective prior year due in part to the cumulative effect of rate decreases over the past several years. Prior year loss development was slightly favorable in 2010, slightly unfavorable in 2009 and modestly favorable in 2008.

Property and marine results were profitable in 2010 compared with highly profitable results in 2009 and unprofitable results in 2008. The less profitable results in 2010 compared to 2009 were due to higher catastrophe losses. The unprofitable results in 2008 were due primarily to high catastrophe losses and, to a lesser extent, a high frequency of large non-catastrophe losses. Catastrophe losses accounted for 8.9 percentage points of the combined loss and expense ratio in 2010 compared with 1.5 percentage points in 2009 and 22.1 percentage points in 2008. Excluding the impact of catastrophes, the combined ratio was 81.6%, 81.8% and 86.7% in 2010, 2009 and 2008, respectively.

Specialty Insurance

Net premiums written from specialty insurance, which represented 24% of our premiums written in 2010, were flat in 2010 and decreased by 6% in 2009 compared with the respective prior years. Net premiums written for the classes of business within the specialty insurance segment were as follows:

	Years Ended December 31				
	2010	% Increase (Decrease) 2010 vs. 2009	2009	% Decrease 2009 vs. 2008	2008
	(dollars in millions)				
Professional liability	$2,398	(1)%	$2,413	(5)%	$2,546
Surety	329	1	326	(8)	353
Total specialty	$2,727	—	$2,739	(6)	$2,899

Net premiums written in our professional liability business decreased 1% in 2010 compared with 2009 due to the continuing effect of the economic downturn and a highly competitive marketplace. A slight overall decrease in renewal rates and modestly reduced new business volume were partially offset by the effect of strong retention of our expiring policies in 2010 compared with 2009. Premium growth in our professional liability business in 2010 benefited slightly from the impact of currency fluctuation on business written outside the United States. The decrease in net premiums written in our professional liability classes of business in 2009 was due to several factors. The continuation of the adverse effects of the economic downturn and a highly competitive marketplace in 2009 contributed to a modest decrease in retention levels, fewer attractive new business opportunities and fewer nonrecurring and merger and acquisition related coverage opportunities. In addition, the negative impact of currency fluctuation on business written outside the United States contributed to the decline in premiums in 2009.

Overall renewal rates in our professional liability business in the U.S. decreased slightly in 2010 after increasing slightly in 2009. Rates were down in most lines of our professional liability business in 2010, with the most significant reduction in rates in our directors and officers liability business. Rates for directors and officers liability and errors and omissions liability insurance for financial institutions had increased in 2009, particularly for those companies implicated in the crisis in the financial markets, but rates for those companies stabilized in 2010.

Retention levels in the professional liability classes remained strong over the last three years. New business volume declined in each of the past two years, due in varying degrees to the competition in the marketplace as well as the effects of the economic downturn. The decline in new business was greater in 2009 due to a decrease in demand for insurance resulting from the economic downturn, even though we obtained some new business as a result of the market dislocation in the insurance industry. We maintained our focus on small and middle market publicly traded and privately held companies and our commitment to maintaining underwriting discipline in this environment. We continued to obtain what we believe are acceptable rates and appropriate terms and conditions on both new and renewal business.

Premium growth in our surety business was constrained in 2010 and 2009 by the competitive environment and the impact of the weaker economy on the construction business. The slight growth in 2010 was attributable to new business in non-U.S. locations.

Our specialty insurance business produced highly profitable underwriting results in each of the last three years. The combined loss and expense ratios for the classes of business within specialty insurance were as follows:

	Years Ended December 31		
	2010	2009	2008
Professional liability	87.8%	90.1%	85.0%
Surety	41.3	37.4	69.9
Total specialty	82.2	84.1	83.3

Our professional liability business produced highly profitable results in each of the past three years. The profitability of our professional liability business was particularly strong outside the United States in all three years. The employment practices liability and fiduciary liability classes each produced highly profitable results in each of the three past years. The directors and officers liability class was profitable in all three years, particularly in 2010. The fidelity class was profitable in each of the past three years, but less so in each successive year, due in part to increased large loss activity resulting from alleged third-party and insured-employee criminal activity in recent years. Our errors and omissions liability business produced highly unprofitable results in 2010 and 2009 compared with near breakeven results in 2008 due to the impact of the financial crisis related claims against financial institutions and differences in prior year loss development among the years.

Collectively, the results for the professional liability classes benefited from favorable prior year loss development in each of the past three years due primarily to the recognition of the positive loss trends we have been experiencing related to accident years 2003 through 2007. These trends were largely the result of a favorable business climate, lower policy limits and better terms and conditions. The combined ratio for the 2010 accident year in our professional liability business is modestly below breakeven, while the combined ratios for the 2009 and 2008 accident years were higher since those accident years were more affected by the crisis in the financial markets.

Our surety business produced highly profitable results in each of the past three years due to favorable loss experience. Results in 2008 were less profitable than those in 2010 and 2009 due to the adverse impact of one large loss. Our surety business tends to be characterized by losses that are infrequent but have the potential to be highly severe. When losses occur, they are mitigated, at times, by recovery rights to the customer's assets, contract payments, collateral and bankruptcy recoveries.

The majority of our surety obligations are intended to be performance-based guarantees. We manage our exposure by individual account and by specific bond type. We have substantial commercial and construction surety exposure for current and prior customers, including exposures related to surety bonds issued on behalf of companies that have experienced deterioration in creditworthiness since we issued bonds to them. We therefore may experience an increase in filed claims and may incur high severity losses, especially in light of ongoing economic conditions. Such losses would be recognized if and when claims are filed and determined to be valid, and could have a material adverse effect on the Corporation's results of operations.

Reinsurance Assumed

In 2005, we transferred our ongoing reinsurance assumed business and certain related assets, including renewal rights, to a reinsurance company, Harbor Point Limited, which merged into Alterra Capital Holdings Limited in May 2010. Harbor Point generally did not assume our reinsurance liabilities relating to reinsurance contracts incepting prior to December 31, 2005. We retained those liabilities and the related assets.

For a transition period of about two years, Harbor Point underwrote specific reinsurance business on our behalf. We retained a portion of this business and ceded the balance to Harbor Point.

Net premiums written from our reinsurance assumed business during the past three years have not been significant as this business is in run-off.

Reinsurance assumed results were profitable in each of the past three years. Prior year loss development was favorable in all three years, but more so in 2009 and 2008.

Catastrophe Risk Management

Our property and casualty subsidiaries have exposure to losses caused by natural perils such as hurricanes and other windstorms, earthquakes, severe winter weather and brush fires as well as from man-made catastrophic events such as terrorism. The frequency and severity of catastrophes are inherently unpredictable.

Natural Catastrophes

The extent of losses from a natural catastrophe is a function of both the total amount of insured exposure in an area affected by the event and the severity of the event. We regularly assess our concentration of risk exposures in natural catastrophe exposed areas globally and have strategies and underwriting standards to manage this exposure through individual risk selection, subject to regulatory constraints, and through the purchase of catastrophe reinsurance. We use catastrophe modeling and a risk concentration management tool to monitor and control our accumulations of potential losses in natural catastrophe exposed areas in the United States, such as California and the gulf and east coasts, as well as in natural catastrophe exposed areas in other countries. The information provided by the catastrophe modeling and the risk concentration management tool has resulted in our non-renewing some accounts and refraining from writing others. Actual results may differ materially from those suggested by the model. We also continue to actively explore and analyze credible scientific evidence, including the potential impact of global climate change, that may affect our ability to manage exposure under the insurance policies we issue as well as the impact that laws and regulations intended to combat climate change may have on us.

Despite these efforts, the occurrence of one or more severe natural catastrophic events in heavily populated areas could have a material adverse effect on the Corporation's results of operations, financial condition or liquidity.

Terrorism Risk and Legislation

The September 11, 2001 attack changed the way the property and casualty insurance industry views catastrophic risk. That tragic event demonstrated that numerous classes of business we write are subject to terrorism related catastrophic risks in addition to the catastrophic risks related to natural occurrences. This, together with the limited availability of terrorism reinsurance, has required us to change how we identify and evaluate risk accumulations. We have licensed a terrorism model that provides loss estimates under numerous event scenarios. Actual results may differ materially from those suggested by the model. The risk concentration management tool referred to above also enables us to identify locations and geographic areas that are exposed to risk accumulations. The information provided by the terrorism model and the risk concentration management tool has resulted in our non-renewing some accounts, subject to regulatory constraints, and refraining from writing others.

The Terrorism Risk Insurance Act of 2002 and more recently, the Terrorism Risk Insurance Program Reauthorization Act of 2007 (collectively TRIA), are limited duration programs under which the U.S. federal government has agreed to share the risk of loss arising from certain acts of terrorism with the insurance industry. The current program, which will terminate on December 31, 2014, is applicable to many lines of commercial business but excludes, among others, commercial automobile, surety and professional liability insurance, other than directors and officers liability. The current program provides protection from all foreign and domestic acts of terrorism.

As a precondition to recovery under TRIA, insurance companies with direct commercial insurance exposure in the United States for TRIA lines of business are required to make insurance for covered acts of terrorism available under their policies. Each insurer has a separate deductible that it must meet in the event of an act of terrorism before federal assistance becomes available. The deductible is based on a percentage of direct U.S. earned premiums for the covered lines of business in the previous calendar year. For 2011, that deductible is 20% of direct premiums earned in 2010 for these lines of business. For losses above the deductible, the federal government will pay for 85% of covered losses, while the insurer retains 15%. There is a combined annual aggregate limit for the federal government and all insurers of $100 billion. If acts of terrorism result in covered losses exceeding the $100 billion annual limit, insurers are not liable for additional losses. While the provisions of TRIA will serve to mitigate our exposure in the event of a large-scale terrorist attack, our deductible is substantial, approximating $900 million in 2011.

For certain classes of business, such as workers' compensation, terrorism coverage is mandatory. For those classes of business where it is not mandatory, policyholders may choose not to purchase terrorism coverage, which would, subject to other statutory or regulatory restrictions, reduce our exposure.

We also have exposure outside the United States to risk of loss from acts of terrorism. In some jurisdictions, we have access to government mechanisms that would mitigate our exposure.

We will continue to manage this type of catastrophic risk by monitoring terrorism risk aggregations. Nevertheless, given the unpredictability of the targets, frequency and severity of potential terrorist events as well as the very limited terrorism reinsurance coverage available in the market and the limitations of existing government programs and uncertainty regarding their availability in the future, the occurrence of a terrorist event could have a material adverse effect on the Corporation's results of operations, financial condition or liquidity.

Loss Reserves

Unpaid losses and loss expenses, also referred to as loss reserves, are the largest liability of our property and casualty subsidiaries.

Our loss reserves include case estimates for claims that have been reported and estimates for claims that have been incurred but not reported at the balance sheet date as well as estimates of the expenses associated with processing and settling all reported and unreported claims, less estimates of anticipated salvage and subrogation recoveries. Estimates are based upon past loss experience modified for current trends as well as prevailing economic, legal and social conditions. Our loss reserves are not discounted to present value.

We regularly review our loss reserves using a variety of actuarial techniques. We update the reserve estimates as historical loss experience develops, additional claims are reported and/or settled and new information becomes available. Any changes in estimates are reflected in operating results in the period in which the estimates are changed.

Incurred but not reported (IBNR) reserve estimates are generally calculated by first projecting the ultimate cost of all claims that have occurred and then subtracting reported losses and loss expenses. Reported losses include cumulative paid losses and loss expenses plus case reserves. The IBNR reserve includes a provision for claims that have occurred but have not yet been reported to us, some of which are not yet known to the insured, as well as a provision for future development on reported claims. A relatively large proportion of our net loss reserves, particularly for long tail liability classes, are reserves for IBNR losses. In fact, more than 70% of our aggregate net loss reserves at December 31, 2010 were for IBNR losses.

Our gross case and IBNR loss reserves and related reinsurance recoverable by class of business were as follows:

December 31, 2010	Gross Loss Reserves Case	IBNR	Total	Reinsurance Recoverable	Net Loss Reserves
			(in millions)		
Personal insurance					
Automobile	$ 257	$ 155	$ 412	$ 17	$ 395
Homeowners	383	327	710	18	692
Other	359	663	1,022	145	877
Total personal	999	1,145	2,144	180	1,964
Commercial insurance					
Multiple peril	607	1,136	1,743	38	1,705
Casualty	1,446	5,058	6,504	363	6,141
Workers' compensation	897	1,512	2,409	175	2,234
Property and marine	664	487	1,151	332	819
Total commercial	3,614	8,193	11,807	908	10,899
Specialty insurance					
Professional liability	1,477	6,329	7,806	418	7,388
Surety	16	50	66	8	58
Total specialty	1,493	6,379	7,872	426	7,446
Total insurance	6,106	15,717	21,823	1,514	20,309
Reinsurance assumed	261	634	895	303	592
Total	$6,367	$16,351	$22,718	$1,817	$20,901

December 31, 2009	Gross Loss Reserves Case	IBNR	Total	Reinsurance Recoverable	Net Loss Reserves
			(in millions)		
Personal insurance					
Automobile	$ 226	$ 187	$ 413	$ 13	$ 400
Homeowners	395	293	688	23	665
Other	372	660	1,032	160	872
Total personal	993	1,140	2,133	196	1,937
Commercial insurance					
Multiple peril	550	1,091	1,641	26	1,615
Casualty	1,499	4,849	6,348	360	5,988
Workers' compensation	887	1,448	2,335	197	2,138
Property and marine	781	426	1,207	449	758
Total commercial	3,717	7,814	11,531	1,032	10,499
Specialty insurance					
Professional liability	1,626	6,379	8,005	453	7,552
Surety	18	48	66	8	58
Total specialty	1,644	6,427	8,071	461	7,610
Total insurance	6,354	15,381	21,735	1,689	20,046
Reinsurance assumed	305	799	1,104	364	740
Total	$6,659	$16,180	$22,839	$2,053	$20,786

Loss reserves, net of reinsurance recoverable, increased by $115 million or 1% in 2010. The effect of catastrophes increased loss reserves by about $100 million and the effect of currency fluctuation decreased reserves by approximately $30 million, due to the strength of the U.S. dollar at December 31, 2010 compared to December 31, 2009. Loss reserves related to our insurance business increased by $263 million. Loss reserves related to our reinsurance assumed business, which is in run-off, decreased by $148 million.

Total gross case reserves related to our insurance business decreased by $248 million in 2010. A majority of this decrease was in the professional liability business primarily due to the settlement in 2010 of a significant number of large losses that were unpaid as of December 31, 2009.

In establishing the loss reserves of our property and casualty subsidiaries, we consider facts currently known and the present state of the law and coverage litigation. Based on all information currently available, we believe that the aggregate loss reserves at December 31, 2010 were adequate to cover claims for losses that had occurred as of that date, including both those known to us and those yet to be reported. However, as described below, there are significant uncertainties inherent in the loss reserving process. It is therefore possible that management's estimate of the ultimate liability for losses that had occurred as of December 31, 2010 may change, which could have a material effect on the Corporation's results of operations and financial condition.

Estimates and Uncertainties

The process of establishing loss reserves is complex and imprecise as it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective estimates and judgments as to our ultimate exposure to losses are an integral component of our loss reserving process.

Given the inherent complexity of the loss reserving process and the potential variability of the assumptions used, the actual emergence of losses could vary, perhaps substantially, from the estimate of losses included in our financial statements, particularly in those instances where settlements do not occur until well into the future. Our net loss reserves at December 31, 2010 were $20.9 billion. Therefore, a relatively small percentage change in the estimate of net loss reserves would have a material effect on the Corporation's results of operations.

Reserves Other than Those Relating to Asbestos and Toxic Waste Claims. Our loss reserves include amounts related to short tail and long tail classes of business. "Tail" refers to the time period between the occurrence of a loss and the settlement of the claim. The longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary.

Short tail classes consist principally of homeowners, commercial property and marine business. For these classes, claims are generally reported and settled shortly after the loss occurs and the claims usually relate to tangible property. Consequently, the estimation of loss reserves for these classes is less complex.

Most of our loss reserves relate to long tail liability classes of business. Long tail classes include directors and officers liability, errors and omissions liability and other professional liability coverages, commercial primary and excess liability, workers' compensation and other liability coverages. For many liability claims significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss to us and the settlement of the claim. As a result, loss experience in the more recent accident years for the long tail liability classes has limited statistical credibility because a relatively small proportion of losses in these accident years are reported claims and an even smaller proportion are paid losses. An accident year is the calendar year in which a loss is incurred or, in the case of claims-made policies, the calendar year in which a loss is reported. Liability claims are also more susceptible to litigation and can be significantly affected by changing contract interpretations and the legal and economic environment. Consequently, the estimation of loss reserves for these classes is more complex and typically subject to a higher degree of variability than for short tail classes. As a result, the role of judgment is much greater for these reserve estimates.

Most of our reinsurance assumed business is long tail casualty reinsurance. Reserve estimates for this business are therefore subject to the variability caused by extended loss emergence periods. The estimation of loss reserves for this business is further complicated by delays between the time the claim is reported to the ceding insurer and when it is reported by the ceding insurer to us and by our dependence on the quality and consistency of the loss reporting by the ceding company.

Our actuaries perform a comprehensive review of loss reserves for each of the numerous classes of business we write at least once a year. The timing of such review varies by class of business and, for some classes, the jurisdiction in which the policy was written. The review process takes into consideration the variety of trends that impact the ultimate settlement of claims in each particular class of business. Additionally, each quarter our actuaries review the emergence of paid and reported losses relative to expectations and, as necessary, conduct reserve reviews for particular classes of business.

The loss reserve estimation process relies on the basic assumption that past experience, adjusted for the effects of current developments and likely trends, is an appropriate basis for predicting future outcomes. As part of that process, our actuaries use a variety of actuarial methods that analyze experience, trends and other relevant factors. The principal standard actuarial methods used by our actuaries in the loss reserve reviews include loss development factor methods, expected loss ratio methods, Bornheutter-Ferguson methods and frequency/severity methods.

Loss development factor methods generally assume that the losses yet to emerge for an accident year are proportional to the paid or reported loss amounts observed so far. Historical patterns of the development of paid and reported losses by accident year can be predictive of the expected future patterns that are applied to current paid and reported losses to generate estimated ultimate losses by accident year.

Expected loss ratio methods use loss ratios for prior accident years, adjusted to reflect our evaluation of recent loss trends, the current risk environment, changes in our book of business and changes in our pricing and underwriting, to determine the appropriate expected loss ratio for a given accident year. The expected loss ratio for each accident year is multiplied by the earned premiums for that year to calculate estimated ultimate losses.

Bornheutter-Ferguson methods are combinations of an expected loss ratio method and a loss development factor method, where the loss development factor method is given more weight as an accident year matures.

Frequency/severity methods first project ultimate claim counts (using one or more of the other methods described above) and then multiply those counts by an estimated average claim cost to calculate estimated ultimate losses. The average claim costs are often estimated through a regression analysis of historical severity data. Generally, these methods work best for high frequency, low severity classes of business.

In completing their loss reserve analysis, our actuaries are required to determine the most appropriate actuarial methods to employ for each class of business. Within each class, the business is further segregated by accident year and where appropriate by jurisdiction. Each estimation method has its own pattern, parameter and/or judgmental dependencies, with no estimation method being better than the others in all situations. The relative strengths and weaknesses of the various estimation methods when applied to a particular class of business can also change over time, depending on the underlying circumstances. In many cases, multiple estimation methods will be valid for the particular facts and circumstances of the relevant class of business. The manner of application and the degree of reliance on a given method will vary by class of business, by accident year and by jurisdiction based on our actuaries' evaluation of the above dependencies and the potential volatility of the loss frequency and severity patterns. The estimation methods selected or given weight by our actuaries at a particular valuation date are those that are believed to produce the most reliable indication for the loss reserves being evaluated. These selections incorporate input from claims personnel, pricing actuaries and underwriting management on loss cost trends and other factors that could affect the reserve estimates.

For short tail classes, the emergence of paid and incurred losses generally exhibits a reasonably stable pattern of loss development from one accident year to the next. Thus, for these classes, the loss development factor method is generally relatively straightforward to apply and usually requires only modest extrapolation. For long tail classes, applying the loss development factor method often requires more judgment in selecting development factors as well as more significant extrapolation. For those long tail classes with high frequency and relatively low per-loss severity (e.g., workers' compensation), volatility will often be sufficiently modest for the loss development factor method to be given significant weight, except in the most recent accident years.

For certain long tail classes of business, however, anticipated loss experience is less predictable because of the small number of claims and erratic claim severity patterns. These classes include directors and officers liability, errors and omissions liability and commercial excess liability, among others. For these classes, the loss development factor methods may not produce a reliable estimate of ultimate losses in the most recent accident years since many claims either have not yet been reported to us or are only in the early stages of the settlement process. Therefore, the actuarial estimates for these accident years are based on less extrapolatory methods, such as expected loss ratio and Bornheutter-Ferguson methods. Over time, as a greater number of claims are reported and the statistical credibility of loss experience increases, loss development factor methods are given increasingly more weight.

Using all the available data, our actuaries select an indicated loss reserve amount for each class of business based on the various assumptions, projections and methods. The total indicated reserve amount determined by our actuaries is an aggregate of the indicated reserve amounts for the individual classes of business. The ultimate outcome is likely to fall within a range of potential outcomes around this indicated amount, but the indicated amount is not expected to be precisely the ultimate liability.

Senior management meets with our actuaries at the end of each quarter to review the results of the latest loss reserve analysis. Based on this review, management determines the carried reserve for each class of business. In making the determination, management considers numerous factors, such as changes in actuarial indications in the period, the maturity of the accident year, trends observed over the recent past and the level of volatility within a particular class of business. In doing so, management must evaluate whether a change in the data represents credible actionable information or an anomaly. Such an assessment requires considerable judgment. Even if a change is determined to be permanent, it is not always possible to determine the extent of the change until sometime later. As a result, there can be a time lag between the emergence of a change and a determination that the change should be reflected in the carried loss reserves. In general, changes are made more quickly to more mature accident years and less volatile classes of business.

Among the numerous factors that contribute to the inherent uncertainty in the process of establishing loss reserves are the following:

- changes in the inflation rate for goods and services related to covered damages such as medical care and home repair costs,
- changes in the judicial interpretation of policy provisions relating to the determination of coverage,
- changes in the general attitude of juries in the determination of liability and damages,
- legislative actions,
- changes in the medical condition of claimants,
- changes in our estimates of the number and/or severity of claims that have been incurred but not reported as of the date of the financial statements,
- changes in our book of business,
- changes in our underwriting standards, and
- changes in our claim handling procedures.

In addition, we must consider the uncertain effects of emerging or potential claims and coverage issues that arise as legal, judicial and social conditions change. These issues have had, and may continue to have, a negative effect on our loss reserves by either extending coverage beyond the original underwriting intent or by increasing the number or size of claims. Examples of such issues include professional liability claims arising out of the recent crisis in the financial markets, directors and officers liability claims arising out of stock option "backdating" practices by certain public companies, directors and officers liability and errors and omissions liability claims arising out of investment banking practices and accounting and other corporate malfeasance, and exposure to claims asserted for bodily injury as a result of long term exposure to harmful products or substances. As a result of issues such as these, the uncertainties inherent in estimating ultimate claim costs on the basis of past experience have grown, further complicating the already complex loss reserving process.

As part of our loss reserving analysis, we take into consideration the various factors that contribute to the uncertainty in the loss reserving process. Those factors that could materially affect our loss reserve estimates include loss development patterns and loss cost trends, rate and exposure level changes, the effects of changes in coverage and policy limits, business mix shifts, the effects of regulatory and legislative developments, the effects of changes in judicial interpretations, the effects of emerging claims and coverage issues and the effects of changes in claim handling practices. In making estimates of reserves, however, we do not necessarily make an explicit assumption for each of these factors. Moreover, all estimation methods do not utilize the same assumptions and typically no single method is determinative in the reserve analysis for a class of business. Consequently, changes in our loss reserve estimates generally are not the result of changes in any one assumption. Instead, the variability will be affected by the interplay of changes in numerous assumptions, many of which are implicit to the approaches used.

For each class of business, we regularly adjust the assumptions and actuarial methods used in the estimation of loss reserves in response to our actual loss experience as well as our judgments regarding changes in trends and/or emerging patterns. In those instances where we primarily utilize analyses of historical patterns of the development of paid and reported losses this may be reflected, for example, in the selection of revised loss development factors. In those long tail classes of business that comprise a majority of our loss reserves and for which loss experience is less predictable due to potential changes in judicial interpretations, potential legislative actions and potential claims issues, this may be reflected in a judgmental change in our estimate of ultimate losses for particular accident years.

The future impact of the various factors that contribute to the uncertainty in the loss reserving process is extremely difficult to predict. There is potential for significant variation in the development of loss reserves, particularly for long tail classes of business. We do not derive statistical loss distributions or outcome confidence levels around our loss reserve estimate. Actuarial ranges of reasonable estimates are not a true reflection of the potential volatility between carried loss reserves and the ultimate settlement amount of losses incurred prior to the balance sheet date. This is due, among other reasons, to the fact that actuarial ranges are developed based on known events as of the valuation date whereas the ultimate disposition of losses is subject to the outcome of events and circumstances that were unknown as of the valuation date.

The following discussion includes disclosure of possible variation from current estimates of loss reserves due to a change in certain key assumptions for particular classes of business. These impacts are estimated individually, without consideration for any correlation among such assumptions or among lines of business. Therefore, it would be inappropriate to take the amounts and add them together in an attempt to estimate volatility for our loss reserves in total. We believe that the estimated variation in reserves detailed below is a reasonable estimate of the possible variation that may occur in the future. However, if such variation did occur, it would likely occur over a period of several years and therefore its impact on the Corporation's results of operations would be spread over the same period. It is important to note, however, that there is the potential for future variation greater than the amounts discussed below.

Two of the larger components of our loss reserves relate to the professional liability classes other than fidelity and to commercial excess liability. The respective reported loss development patterns are key assumptions in estimating loss reserves for these classes of business, both as applied directly to more mature accident years and as applied indirectly (e.g., via Bornheutter-Ferguson methods) to less mature accident years.

Reserves for the professional liability classes other than fidelity were $7.0 billion, net of reinsurance, at December 31, 2010. Based on a review of our loss experience, if the loss development factor for each accident year changed such that the cumulative loss development factor for the most recent accident year changed by 10%, we estimate that the net reserves for professional liability classes other than fidelity would change by approximately $625 million, in either direction. This degree of change in the reported loss development pattern is within the historical variation around the averages in our data.

Reserves for commercial excess liability (excluding asbestos and toxic waste claims) were $3.1 billion, net of reinsurance, at December 31, 2010. These reserves are included within commercial casualty. Based on a review of our loss experience, if the loss development factor for each accident year changed such that the cumulative loss development factor for the most recent accident year changed by 15%, we estimate that the net reserves for commercial excess liability would change by approximately $325 million, in either direction. This degree of change in the reported loss development pattern is within the historical variation around the averages in our data.

Reserves Relating to Asbestos and Toxic Waste Claims. The estimation of loss reserves relating to asbestos and toxic waste claims on insurance policies written many years ago is subject to greater uncertainty than other types of claims due to inconsistent court decisions as well as judicial interpretations and legislative actions that in some cases have tended to broaden coverage beyond the original intent of such policies and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over coverage and liability issues and is thus confronted with a continuing uncertainty in its efforts to quantify these exposures.

Reserves for asbestos and toxic waste claims cannot be estimated with traditional actuarial loss reserving techniques that rely on historical accident year loss development factors. Instead, we rely on an exposure-based analysis that involves a detailed review of individual policy terms and exposures. Because each policyholder presents different liability and coverage issues, we generally evaluate our exposure on a policyholder-by-policyholder basis, considering a variety of factors that are unique to each policyholder. Quantitative techniques have to be supplemented by subjective considerations including management's judgment.

We establish case reserves and expense reserves for costs of related litigation where sufficient information has been developed to indicate the involvement of a specific insurance policy. In addition, IBNR reserves are established to cover additional exposures on both known and unasserted claims.

We believe that the loss reserves carried at December 31, 2010 for asbestos and toxic waste claims were adequate. However, given the judicial decisions and legislative actions that have broadened the scope of coverage and expanded theories of liability in the past and the possibilities of similar interpretations in the future, it is possible that our estimate of loss reserves relating to these exposures may increase in future periods as new information becomes available and as claims develop.

Asbestos Reserves. Asbestos remains the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. Asbestos claims relate primarily to bodily injuries asserted by those who came in contact with asbestos or products containing asbestos. Tort theory affecting asbestos litigation has evolved over the years. Early court cases established the "continuous trigger" theory with respect to insurance coverage. Under this theory, insurance coverage is deemed to be triggered from the time a claimant is first exposed to asbestos until the manifestation of any disease. This interpretation of a policy trigger can involve insurance policies over many years and increases insurance companies' exposure to liability. Until recently, judicial interpretations and legislative actions attempted to maximize insurance availability from both a coverage and liability standpoint.

New asbestos claims and new exposures on existing claims have continued despite the fact that usage of asbestos has declined since the mid-1970's. Many claimants were exposed to multiple asbestos products over an extended period of time. As a result, claim filings typically name dozens of defendants. The plaintiffs' bar has solicited new claimants through extensive advertising and through asbestos medical screenings. A vast majority of asbestos bodily injury claims have been filed by claimants who do not show any signs of asbestos related disease. New asbestos cases are often filed in those jurisdictions with a reputation for judges and juries that are extremely sympathetic to plaintiffs.

Approximately 80 manufacturers and distributors of asbestos products have filed for bankruptcy protection as a result of asbestos related liabilities. A bankruptcy sometimes involves an agreement to a plan between the debtor and its creditors, including current and future asbestos claimants. Although the debtor is negotiating in part with its insurers' money, insurers are generally given only limited opportunity to be heard. In addition to contributing to the overall number of claims, bankruptcy proceedings have also caused increased settlement demands against remaining solvent defendants.

There have been some positive legislative and judicial developments in the asbestos environment over the past several years:

- Various challenges to the mass screening of claimants have been mounted which have led to higher medical evidentiary standards. For example, several asbestos injury settlement trusts have suspended their acceptance of claims that were based on the diagnosis of specific physicians or screening companies. Further investigations of the medical screening process for asbestos claims are underway.
- A number of states have implemented legislative and judicial reforms that focus the courts' resources on the claims of the most seriously injured. Those who allege serious injury and can present credible evidence of their injuries are receiving priority trial settings in the courts, while those who have not shown any credible disease manifestation are having their hearing dates delayed or placed on an inactive docket, which preserves the right to pursue litigation in the future.
- A number of key jurisdictions have adopted venue reform that requires plaintiffs to have a connection to the jurisdiction in order to file a complaint.
- In recognition that many aspects of bankruptcy plans are unfair to certain classes of claimants and to the insurance industry, these plans are being more closely scrutinized by the courts and rejected when appropriate.

Our most significant individual asbestos exposures involve products liability on the part of "traditional" defendants who were engaged in the manufacture, distribution or installation of asbestos products. We wrote excess liability and/or general liability coverages for these insureds. While these insureds are relatively few in number, their exposure has become substantial due to the increased volume of claims, the erosion of the underlying limits and the bankruptcies of target defendants.

Our other asbestos exposures involve products and non-products liability on the part of "peripheral" defendants, including a mix of manufacturers, distributors and installers of certain products that contain asbestos in small quantities and owners or operators of properties where asbestos was present. Generally, these insureds are named defendants on a regional rather than a nationwide basis. As the financial resources of traditional asbestos defendants have been depleted, plaintiffs are targeting these viable peripheral parties with greater frequency and, in many cases, for large awards.

Asbestos claims against the major manufacturers, distributors or installers of asbestos products were typically presented under the products liability section of primary general liability policies as well as under excess liability policies, both of which typically had aggregate limits that capped an insurer's exposure. In recent years, a number of asbestos claims by insureds are being presented as "non-products" claims, such as those by installers of asbestos products and by property owners or operators who allegedly had asbestos on their property, under the premises or operations section of primary general liability policies. Unlike products exposures, these non-products exposures typically had no aggregate limits on coverage, creating potentially greater exposure. Further, in an effort to seek additional insurance coverage, some insureds with installation activities who have substantially eroded their products coverage are presenting new asbestos claims as non-products operations claims or attempting to reclassify previously settled products claims as non-products claims to restore a portion of previously exhausted products aggregate limits. It is difficult to predict whether insureds will be successful in asserting claims under non-products coverage or whether insurers will be successful in asserting additional defenses. Accordingly, the ultimate cost to insurers of the claims for coverage not subject to aggregate limits is uncertain.

In establishing our asbestos reserves, we evaluate the exposure presented by each insured. As part of this evaluation, we consider a variety of factors including: the available insurance coverage; limits and deductibles; the jurisdictions involved; past settlement values of similar claims; the potential role of other insurance, particularly underlying coverage below our excess liability policies; potential bankruptcy impact; relevant judicial interpretations; and applicable coverage defenses, including asbestos exclusions.

Various U.S. federal proposals to solve the ongoing asbestos litigation crisis have been considered by the U.S. Congress over the years, but none have yet been enacted. The prospect of federal asbestos reform legislation remains uncertain. As a result, we have assumed a continuation of the current legal environment with no benefit from any federal asbestos reform legislation.

Our actuaries and claim personnel perform periodic analyses of our asbestos related exposures. The analyses during 2008, 2009 and 2010 noted no developments that would indicate the need to change our estimate of ultimate liabilities related to asbestos claims.

The following table presents a reconciliation of the beginning and ending loss reserves related to asbestos claims.

	Years Ended December 31		
	2010	2009	2008
	(in millions)		
Gross loss reserves, beginning of year	$728	$794	$838
Reinsurance recoverable, beginning of year	39	47	45
Net loss reserves, beginning of year	689	747	793
Net incurred losses	—	—	—
Net losses paid	58	58	46
Net loss reserves, end of year	631	689	747
Reinsurance recoverable, end of year	27	39	47
Gross loss reserves, end of year	$658	$728	$794

The following table presents the number of policyholders for whom we have open asbestos case reserves and the related net loss reserves at December 31, 2010 as well as the net losses paid during 2010 by component.

	Number of Policyholders	Net Loss Reserves	Net Losses Paid
		(in millions)	
Traditional defendants	16	$153	$ 9
Peripheral defendants	354	353	49
Future claims from unknown policyholders		125	—
		$631	$58

Significant uncertainty remains as to our ultimate liability related to asbestos related claims. This uncertainty is due to several factors including:

- the long latency period between asbestos exposure and disease manifestation and the resulting potential for involvement of multiple policy periods for individual claims;
- plaintiffs' expanding theories of liability and increased focus on peripheral defendants;
- the volume of claims by unimpaired plaintiffs and the extent to which they can be precluded from making claims;
- the sizes of settlements related to more severely impaired plaintiffs;
- the efforts by insureds to claim the right to non-products coverage not subject to aggregate limits;
- the number of insureds seeking bankruptcy protection as a result of asbestos related liabilities;
- the ability of claimants to bring a claim in a state in which they have no residency or exposure;
- the impact of the exhaustion of primary limits and the resulting increase in claims on excess liability policies we have issued;
- inconsistent court decisions and diverging legal interpretations; and
- the possibility, however remote, of federal legislation that would address the asbestos problem.

These significant uncertainties are not likely to be resolved in the near future.

Toxic Waste Reserves. Toxic waste claims relate primarily to pollution and related cleanup costs. Our insureds have two potential areas of exposure — hazardous waste dump sites and pollution at the insured site primarily from underground storage tanks and manufacturing processes.

The U.S. federal Comprehensive Environmental Response Compensation and Liability Act of 1980 (Superfund) has been interpreted to impose strict, retroactive and joint and several liability on potentially responsible parties (PRPs) for the cost of remediating hazardous waste sites. Most sites have multiple PRPs.

Most PRPs named to date are parties who have been generators, transporters, past or present landowners or past or present site operators. These PRPs had proper government authorization in many instances. However, relative fault has not been a factor in establishing liability. Insurance policies issued to PRPs were not intended to cover claims arising from gradual pollution. Since 1986, most policies have specifically excluded such exposures.

Environmental remediation claims tendered by PRPs and others to insurers have frequently resulted in disputes over insurers' contractual obligations with respect to pollution claims. The resulting litigation against insurers extends to issues of liability, coverage and other policy provisions.

There is substantial uncertainty involved in estimating our liabilities related to these claims. First, the liabilities of the claimants are extremely difficult to estimate. At any given waste site, the allocation of remediation costs among governmental authorities and the PRPs varies greatly depending on a variety of factors. Second, different courts have addressed liability and coverage issues regarding pollution claims and have reached inconsistent conclusions in their interpretation of several issues. These significant uncertainties are not likely to be resolved definitively in the near future.

Uncertainties also remain as to the Superfund law itself. Superfund's taxing authority expired on December 31, 1995 and has not been re-enacted. Federal legislation appears to be at a standstill. At this time, it is not possible to predict the direction that any reforms may take, when they may occur or the effect that any changes may have on the insurance industry.

Without federal movement on Superfund reform, the enforcement of Superfund liability has occasionally shifted to the states. States are being forced to reconsider state-level cleanup statutes and regulations. As individual states move forward, the potential for conflicting state regulation becomes greater. In a few states, we have seen cases brought against insureds or directly against insurance companies for environmental pollution and natural resources damages. To date, only a few natural resource claims have been filed and they are being vigorously defended. Significant uncertainty remains as to the cost of remediating the state sites. Because of the large number of state sites, such sites could prove even more costly in the aggregate than Superfund sites.

In establishing our toxic waste reserves, we evaluate the exposure presented by each insured. As part of this evaluation, we consider a variety of factors including: the probable liability, available insurance coverage, past settlement values of similar claims, relevant judicial interpretations, applicable coverage defenses as well as facts that are unique to each insured.

In each of the past three years, the analysis of our toxic waste exposures indicated that some of our insureds had become responsible for the remediation of additional polluted sites and that, as clean up standards continue to evolve as a result of technology advances, the estimated cost of remediation of certain sites had increased. Based on these developments, we increased our net toxic waste loss reserves by $61 million in 2010, $90 million in 2009 and $85 million in 2008.

The following table presents a reconciliation of our beginning and ending loss reserves, net of reinsurance recoverable, related to toxic waste claims. The reinsurance recoverable related to these claims is minimal.

	Years Ended December 31		
	2010	2009	2008
	(in millions)		
Reserves, beginning of year	$215	$181	$154
Incurred losses	61	90	85
Losses paid	28	56	58
Reserves, end of year	$248	$215	$181

At December 31, 2010, $156 million of the net toxic waste loss reserves were IBNR reserves.

Reinsurance Recoverable. Reinsurance recoverable is the estimated amount recoverable from reinsurers related to the losses we have incurred. At December 31, 2010, reinsurance recoverable included $186 million recoverable with respect to paid losses and loss expenses, which is included in other assets, and $1.8 billion recoverable on unpaid losses and loss expenses.

Reinsurance recoverable on unpaid losses and loss expenses represents an estimate of the portion of our gross loss reserves that will be recovered from reinsurers. Such reinsurance recoverable is estimated as part of our loss reserving process using assumptions that are consistent with the assumptions used in estimating the gross loss reserves. Consequently, the estimation of reinsurance recoverable is subject to similar judgments and uncertainties as the estimation of gross loss reserves.

Ceded reinsurance contracts do not relieve us of our primary obligation to our policyholders. Consequently, an exposure exists with respect to reinsurance recoverable to the extent that any reinsurer is unable to meet its obligations or disputes the liabilities we believe it has assumed under the reinsurance contracts. We are selective in regard to our reinsurers, placing reinsurance with only those reinsurers who we believe have strong balance sheets and superior underwriting ability, and we monitor the financial strength of our reinsurers on an ongoing basis. Nevertheless, in recent years, certain of our reinsurers have experienced financial difficulties or exited the reinsurance business. In addition, we may become involved in coverage disputes with our reinsurers. A provision for estimated uncollectible reinsurance is recorded based on periodic evaluations of balances due from reinsurers, the financial condition of the reinsurers, coverage disputes and other relevant factors.

Prior Year Loss Development

Changes in loss reserve estimates are unavoidable because such estimates are subject to the outcome of future events. Loss trends vary and time is required for changes in trends to be recognized and confirmed. Reserve changes that increase previous estimates of ultimate cost are referred to as unfavorable or adverse development or reserve strengthening. Reserve changes that decrease previous estimates of ultimate cost are referred to as favorable development or reserve releases.

A reconciliation of our beginning and ending loss reserves, net of reinsurance, for the three years ended December 31, 2010 is as follows:

	Years Ended December 31		
	2010	2009	2008
		(in millions)	
Net loss reserves, beginning of year	$20,786	$20,155	$20,316
Net incurred losses and loss expenses related to			
Current year	7,245	7,030	7,771
Prior years	(746)	(762)	(873)
	6,499	6,268	6,898
Net payments for losses and loss expenses related to			
Current year	2,280	1,943	2,401
Prior years	4,074	4,063	4,108
	6,354	6,006	6,509
Foreign currency translation effect	(30)	369	(550)
Net loss reserves, end of year	$20,901	$20,786	$20,155

During 2010, we experienced overall favorable prior year development of $746 million, which represented 3.6% of the net loss reserves as of December 31, 2009. This compares with favorable prior year development of $762 million during 2009, which represented 3.8% of the net loss reserves at December 31, 2008, and favorable prior year development of $873 million during 2008, which represented 4.3% of the net loss reserves at December 31, 2007. Such favorable development was reflected in operating results in these respective years.

The following table presents the overall prior year loss development for the three years ended December 31, 2010 by accident year.

Accident Year	Calendar Year (Favorable) Unfavorable Development		
	2010	2009	2008
	(in millions)		
2009	$ (38)		
2008	(138)	$ 62	
2007	(183)	(180)	$ (86)
2006	(139)	(230)	(224)
2005	(147)	(299)	(364)
2004	(105)	(256)	(272)
2003	(46)	(50)	(84)
2002	(33)	(33)	(25)
2001	12	30	31
2000 and prior	71	194	151
	$(746)	$(762)	$(873)

The net favorable development of $746 million in 2010 was due to various factors. The most significant factors were:

- We experienced overall favorable development of about $315 million in the professional liability classes other than fidelity, including about $190 million outside the U.S. The most significant amount of favorable development occurred in the directors and officers liability class, particularly outside the U.S., with additional favorable development in the fiduciary liability and employment practices liability classes, partially offset by adverse development in the errors and omissions liability class. The aggregate reported loss activity related to accident years 2007 and prior was less than expected, reflecting a favorable business climate, lower policy limits and better terms and conditions. As these years have become increasingly mature, and as the reported loss experience has emerged better than we expected, we have gradually decreased the expected loss ratios for these accident years. This favorable development was recognized as one among many factors in the determination of loss reserves for more current accident years. Among other important factors were the uncertainty surrounding the recent crisis in the financial markets and its aftermath and the general downward trend in prices in recent years.

- We experienced favorable development of about $265 million in the aggregate in the personal and commercial liability classes. Favorable development in the more recent accident years, particularly in accident years 2004 to 2008, more than offset adverse development in accident years 2000 and prior, which included $61 million of incurred losses related to toxic waste claims. The overall frequency and severity of prior period liability claims were lower than expected and the effects of underwriting changes that affected these years have been more positive than expected, especially in the commercial excess liability class. These factors were reflected in the determination of the carried loss reserves for these classes at December 31, 2010.

- We experienced favorable development of about $110 million in the aggregate in the personal and commercial property classes, primarily related to the 2008 and 2009 accident years. The severity and frequency of late developing property claims that emerged during 2010 were lower than expected. Because the incidence of large property losses is subject to a considerable element of fortuity, reserve estimates for these claims are based on an analysis of past loss experience on average over a period of years. As a result, the favorable development in 2010 was recognized, but this factor had a relatively modest effect on our determination of carried property loss reserves at December 31, 2010.

- We experienced unfavorable development of about $70 million in the fidelity class due to higher than expected reported loss emergence, mainly related to the 2009 accident year and primarily in the U.S. Loss reserve estimates at the end of 2009 included an expectation of less prior year loss activity than actually occurred in 2010. This activity was driven by case developments on a relatively small number of large claims related to the recent economic and financial environment. As a result, this adverse development was reflected in but only had a modest effect on the determination of carried loss reserves at December 31, 2010.

- We experienced favorable development of about $40 million in the personal automobile business due primarily to lower than expected frequency of prior year claims. This factor was reflected in our determination of carried personal automobile loss reserves at December 31, 2010.

- We experienced favorable development of about $40 million in the surety business due to lower than expected loss emergence in recent accident years. Loss reserve estimates at the end of 2009 in this class included an expectation of more late reported losses than actually occurred in 2010. However, since the experience in this class is volatile and we would still expect such losses to occur over time, the favorable development in 2010 was given only modest weight in our determination of carried surety loss reserves at December 31, 2010.

- We experienced favorable development of about $25 million in the run-off of our reinsurance assumed business due primarily to better than expected reported loss activity from cedants.

The net favorable development of $762 million in 2009 was also due to various factors. The most significant factors were:

- We experienced favorable development of about $340 million in the professional liability classes other than fidelity, including about $110 million outside the U.S. A significant amount of favorable development occurred in the directors and officers liability, fiduciary liability and employment practices liability classes. We had a modest amount of unfavorable development in the errors and omissions liability class, particularly outside the U.S. A majority of the favorable development in the professional liability classes was in accident years 2004 through 2006. Reported loss activity related to these accident years was less than expected reflecting a favorable business climate, lower policy limits and better terms and conditions.

- We experienced favorable development of about $160 million in the aggregate in the homeowners and commercial property classes, primarily related to the 2007 and 2008 accident years. The severity of late reported property claims that emerged during 2009 was lower than expected and development on prior year catastrophe events was favorable.

- We experienced favorable development of about $150 million in the aggregate in the commercial and personal liability classes. Favorable development in more recent accident years, particularly 2004 through 2006, was partially offset by adverse development in accident years 1999 and prior, which included $90 million of incurred losses related to toxic waste claims. The frequency and severity of prior period excess and primary liability claims have been generally lower than expected and the effects of underwriting changes that affected these years appear to have been more positive than expected.

- We experienced favorable development of about $55 million in the run-off of our reinsurance assumed business due primarily to better than expected reported loss activity from cedants.

- We experienced favorable development of about $35 million in the surety business due to lower than expected loss emergence, mainly related to more recent accident years.

- We experienced favorable development of about $30 million in the personal automobile business due primarily to lower than expected severity.

The net favorable development of $873 million in 2008 was also due to various factors. The most significant factors were:

- We experienced favorable development of about $390 million in the professional liability classes other than fidelity, including about $150 million outside the U.S. Favorable development occurred in each of the primary professional liability classes, including directors and officers liability, errors and omissions liability, fiduciary liability and employment practices liability. A majority of this favorable development was in the 2004 and 2005 accident years. Reported loss activity related to these accident years was less than expected, reflecting a favorable business climate, lower policy limits and better terms and conditions.
- We experienced favorable development of about $170 million in the aggregate in the homeowners and commercial property classes, primarily related to the 2006 and 2007 accident years. The severity of late reported property claims that emerged during 2008 was lower than expected.
- We experienced favorable development of about $120 million in the commercial liability classes. Favorable development, particularly in excess liability and multiple peril liability classes in accident years 2002 through 2006, more than offset adverse development in accident years prior to 1998, which was mostly due to $85 million of incurred losses related to toxic waste claims.
- We experienced favorable development of about $75 million in the fidelity class due to lower than expected reported loss emergence, particularly outside the U.S., mainly related to recent accident years.
- We experienced favorable development of about $60 million in the run-off of our reinsurance assumed business due primarily to better than expected reported loss activity from cedants.
- We experienced favorable development of about $30 million in the workers' compensation class due in part to the positive effects of reforms in California.
- We experienced favorable development of about $30 million in the personal automobile business due primarily to lower than expected severity.

In Item 1 of this report, we present an analysis of our consolidated loss reserve development on a calendar year basis for each of the ten years prior to 2010. The variability in reserve development over the ten year period illustrates the uncertainty of the loss reserving process. Conditions and trends that have affected reserve development in the past will not necessarily recur in the future. It is not appropriate to extrapolate future favorable or unfavorable reserve development based on amounts experienced in prior years.

Our U.S. property and casualty subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. These annual statements include an analysis of loss reserves, referred to as Schedule P, that presents accident year loss development information by line of business for the nine years prior to 2010. It is our intention to post the Schedule P for our combined U.S. property and casualty subsidiaries on our website as soon as it becomes available.

Investment Results

Property and casualty investment income before taxes increased by 1% in 2010 compared with 2009 and decreased by 5% in 2009 compared with 2008. The impact of growth in average invested assets on investment income in 2010 compared to 2009 was substantially offset by the impact of lower average yields on our investment portfolio. The decrease in the average yield of our investment portfolio in 2010 primarily resulted from lower reinvestment yields on fixed maturity securities that matured, were redeemed by the issuer or were sold during the year. Investment income in 2010 benefited slightly from the impact of currency fluctuation on income from our non-U.S. investments. Lower yields, primarily on short term investments, contributed to the decrease in investment income in 2009. In addition, almost half of the decline in 2009 was related to currency fluctuation on income from our non-U.S. investments. The growth in investment income in 2010 and 2009 was limited as average invested assets increased only modestly as a result of substantial dividend distributions made by the property and casualty subsidiaries to Chubb during 2010, 2009 and 2008.

The effective tax rate on our investment income was 19.1% in 2010 compared with 19.2% in 2009 and 20.0% in 2008. The effective tax rate fluctuates as a result of our holding a different proportion of our investment portfolio in tax exempt securities during different periods.

On an after-tax basis, property and casualty investment income increased by 1% in 2010 and decreased by 3% in 2009. The after-tax annualized yield on the investment portfolio that supports our property and casualty insurance business was 3.29% in 2010 compared with 3.39% in 2009 and 3.49% in 2008.

If investment yields and average foreign currency to U.S. dollar exchange rates in 2011 are similar to 2010 year-end levels, property and casualty investment income after taxes for 2011 is expected to decline modestly. This expected decline is primarily as a result of the assumption that funds from maturing securities will be reinvested in securities with yields lower than the yields of the maturing securities.

Other Income and Charges

Other income and charges, which includes miscellaneous income and expenses of the property and casualty subsidiaries, was not significant in the last three years.

CORPORATE AND OTHER

Corporate and other comprises investment income earned on corporate invested assets, interest expense and other expenses not allocated to our operating subsidiaries and the results of our non-insurance subsidiaries, including Chubb Financial Solutions, which is in run-off.

Corporate and other produced a loss before taxes of $220 million in 2010 compared with losses of $238 million and $214 million in 2009 and 2008, respectively. The lower loss in 2010 compared to 2009 was primarily due to higher investment income, which included a $20 million special dividend received during 2010 on an equity security investment, partially offset by the impact of lower yields. The higher loss in 2009 compared to 2008 was due to higher interest expense and lower investment income. The higher interest expense was primarily due to an increase in average debt outstanding in 2009 as a result of the issuance of additional debt during 2008. The lower investment income in 2009 was primarily the result of a decrease in the average yield on short term investments. The higher interest expense in 2009 compared with 2008 was not offset by an increase in investment income as the proceeds from the issuance of the debt were used to repurchase Chubb's common stock.

Chubb Financial Solutions

Chubb Financial Solutions (CFS) participated in derivative financial instruments and has been in run-off since 2003. Since that date, CFS has terminated early or run-off nearly all of its contractual obligations within its financial products portfolio.

CFS's aggregate exposure, or retained risk, from each of its remaining in-force financial products contracts is referred to as notional amount. Notional amounts are used to calculate the exchange of contractual cash flows and are not necessarily representative of the potential for gain or loss. The notional amounts are not recorded on the balance sheet.

CFS's remaining financial products contracts at December 31, 2010 included a derivative contract linked to an equity market index that terminates in 2012 and a few other insignificant transactions. We estimate that the notional amount under the remaining contracts was about $340 million and the fair value of our future obligations was $3 million at December 31, 2010.

REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains and losses were as follows:

	Years Ended December 31		
	2010	2009	2008
	(in millions)		
Net realized gains (losses)			
Fixed maturities	$ 72	$ 72	$ 66
Equity securities	49	84	32
Other invested assets	316	(21)	(56)
Harbor Point	—	—	33
	437	135	75
Other-than-temporary impairment losses			
Fixed maturities	(5)	(23)	(111)
Equity securities	(6)	(89)	(335)
	(11)	(112)	(446)
Realized investment gains (losses) before tax	$426	$ 23	$(371)
Realized investment gains (losses) after tax	$277	$ 15	$(241)

Decisions to sell equity securities and fixed maturities are governed principally by considerations of investment opportunities and tax consequences. As a result, realized gains and losses on the sale of these investments may vary significantly from period to period. However, such gains and losses generally have little, if any, impact on shareholders' equity as all of these investments are carried at fair value, with the unrealized appreciation or depreciation reflected in accumulated other comprehensive income.

A primary reason for the sale of fixed maturities in each of the last three years has been to improve our portfolio's after-tax return without sacrificing quality where market opportunities have existed to do so.

The net realized gains and losses of other invested assets represent primarily the aggregate of distributions to us from the limited partnerships in which we have an interest and changes in our equity in the net assets of those partnerships based on valuations provided to us by the manager of each partnership. Due to the timing of our receipt of valuation data from the investment managers, these investments are generally reported on a one quarter lag. The net realized gains of the limited partnerships reported in 2010 reflected the strong performance of the equity and high yield investment markets in the fourth quarter of 2009 and for the first nine months of 2010.

In 2005, we transferred our ongoing reinsurance business and certain related assets to a reinsurance company, Harbor Point Limited. In exchange, we received $200 million of 6% convertible notes and warrants to purchase common stock of Harbor Point. The transaction resulted in a pre-tax gain of $204 million, of which $171 million was recognized in 2005. In 2008, the notes were converted into 2,000,000 shares of common stock of Harbor Point and we recognized the remaining $33 million gain.

We regularly review those invested assets whose fair value is less than cost to determine if an other-than-temporary decline in value has occurred. We have a monitoring process overseen by a committee of investment and accounting professionals that is responsible for identifying those securities to be specifically evaluated for a potential other-than-temporary impairment.

The determination of whether a decline in value of any investment is temporary or other than temporary requires the judgment of management. The assessment of other-than-temporary impairment of fixed maturities and equity securities is based on both quantitative criteria and qualitative information and also considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than the cost, the financial condition and near term prospects of the issuer, whether the issuer is current on contractually obligated interest and principal payments, general market conditions and industry or sector specific factors. The decision to recognize a decline in the value of a security carried at fair value as other than temporary rather than temporary has no impact on shareholders' equity.

In determining whether fixed maturities are other than temporarily impaired, prior to April 1, 2009, we considered many factors including the intent and ability to hold a security for a period of time sufficient to allow for the recovery of the security's cost. When an impairment was deemed other than temporary, the security was written down to fair value and the entire writedown was included in net income as a realized investment loss. Effective April 1, 2009, the Corporation adopted new guidance which modified the previous guidance on the recognition and presentation of other-than-temporary impairments of debt securities. Under the new guidance, we are required to recognize an other-than-temporary impairment loss for a fixed maturity when we conclude that we have the intent to sell or it is more likely than not that we will be required to sell an impaired fixed maturity before the security recovers to its amortized cost value or it is likely it will not recover the amortized cost value of an impaired security. Also under this guidance, if we have the intent to sell or it is more likely than not we will be required to sell an impaired fixed maturity before the security recovers to its amortized cost value, the security is written down to fair value and the entire amount of the writedown is included in net income as a realized investment loss. For all other impaired fixed maturities, the impairment loss is separated into the amount representing the credit loss and the amount representing the loss related to all other factors. The amount of the impairment loss that represents the credit loss is included in net income as a realized investment loss and the amount of the impairment loss that relates to all other factors is included in other comprehensive income.

In determining whether equity securities are other than temporarily impaired, we consider our intent and ability to hold a security for a period of time sufficient to allow us to recover our cost. If a decline in the fair value of an equity security is deemed to be other than temporary, the security is written down to fair value and the amount of the writedown is included in net income as a realized investment loss.

During each of the last three years, particularly during 2008 as a result of the significant financial market disruption, the fair value of some of our investments declined to a level below our cost. Some of these investments were deemed to be other-than-temporarily impaired. The issuers of the equity securities deemed to be other-than-temporarily impaired in each of the last three years were not concentrated within any individual industry or sector. About 75% of the fixed maturities deemed to be other than temporarily impaired in 2008 were corporate securities within the financial services sector.

Information related to investment securities in an unrealized loss position at December 31, 2010 and 2009 is included in Note (3)(b) of the Notes to Consolidated Financial Statements.

CAPITAL RESOURCES AND LIQUIDITY

Capital resources and liquidity represent a company's overall financial strength and its ability to generate cash flows, borrow funds at competitive rates and raise new capital to meet operating and growth needs.

Capital Resources

Capital resources provide protection for policyholders, furnish the financial strength to support the business of underwriting insurance risks and facilitate continued business growth. At December 31, 2010, the Corporation had shareholders' equity of $15.5 billion and total debt of $4.0 billion.

Chubb has outstanding $400 million of 6% notes due in 2011, $275 million of 5.2% notes due in 2013, $600 million of 5.75% notes and $100 million of 6.6% debentures due in 2018, $200 million of 6.8% debentures due in 2031, $800 million of 6% notes due in 2037 and $600 million of 6.5% notes due in 2038, all of which are unsecured.

Chubb also has outstanding $1.0 billion of unsecured junior subordinated capital securities that become due on April 15, 2037, the scheduled maturity date, but only to the extent that Chubb has received sufficient net proceeds from the sale of certain qualifying capital securities. Chubb must use its commercially reasonable efforts, subject to certain market disruption events, to sell enough qualifying capital securities to permit repayment of the capital securities on the scheduled maturity date or as soon thereafter as possible. Any remaining outstanding principal amount will be due on March 29, 2067, the final maturity date. The capital securities bear interest at a fixed rate of 6.375% through April 14, 2017. Thereafter, the capital securities will bear interest at a rate equal to the three-month LIBOR rate plus 2.25%. Subject to certain conditions, Chubb has the right to defer the payment of interest on the capital securities for a period not exceeding ten consecutive years. During any such period, interest will continue to accrue and Chubb generally may not declare or pay any dividends on or purchase any shares of its capital stock.

In connection with the issuance of the capital securities, Chubb entered into a replacement capital covenant in which it agreed that it will not repay, redeem or purchase the capital securities before March 29, 2047, unless, subject to certain limitations, it has received proceeds from the sale of replacement capital securities, as defined. Subject to the replacement capital covenant, the capital securities may be redeemed, in whole or in part, at any time on or after April 15, 2017 at a redemption price equal to the principal amount plus any accrued interest on or prior to April 15, 2017 at a redemption price equal to the greater of (i) the principal amount or (ii) a make-whole amount, in each case plus any accrued interest.

Management regularly monitors the Corporation's capital resources. In connection with our long-term capital strategy, Chubb from time to time contributes capital to its property and casualty subsidiaries. In addition, in order to satisfy capital needs as a result of any rating agency capital adequacy or other future rating issues, or in the event we were to need additional capital to make strategic investments in light of market opportunities, we may take a variety of actions, which could include the issuance of additional debt and/or equity securities. We believe that our strong financial position and conservative debt level provide us with the flexibility and capacity to obtain funds externally through debt or equity financings on both a short term and long term basis.

In 2007, 2008 and 2009, the Board of Directors authorized the repurchase of up to 28,000,000 shares, 20,000,000 shares and 25,000,000 shares, respectively, of common stock. In June 2010, the Board of Directors authorized an increase of 14,000,000 shares of common stock to the authorization approved in 2009. As of December 31, 2010, no shares remained under these share repurchase authorizations. In December 2010, the Board of Directors authorized the repurchase of up to an additional 30,000,000 shares of common stock.

In 2008, we repurchased 26,328,770 shares of Chubb's common stock in open market transactions at a cost of $1,311 million. In 2009, we repurchased 22,623,775 shares of Chubb's common stock in open market transactions at a cost of $1,065 million. In 2010, we repurchased 37,667,829 shares of Chubb's common stock in open market transactions at a cost of $2,008 million. As of December 31, 2010, 28,492,296 shares remained under the December 2010 share repurchase authorization, which has no expiration date. We expect to repurchase the shares remaining under the December 2010 authorization by the end of January 2012, subject to market conditions.

Ratings

Chubb and its property and casualty insurance subsidiaries are rated by major rating agencies. These ratings reflect the rating agency's opinion of our financial strength, operating performance, strategic position and ability to meet our obligations to policyholders.

Credit ratings assess a company's ability to make timely payments of interest and principal on its debt. Financial strength ratings assess an insurer's ability to meet its financial obligations to policyholders.

Ratings are an important factor in establishing our competitive position in the insurance markets. There can be no assurance that our ratings will continue for any given period of time or that they will not be changed.

It is possible that one or more of the rating agencies may raise or lower our existing ratings in the future. If our credit ratings were downgraded, we might incur higher borrowing costs and might have more limited means to access capital. A downgrade in our financial strength ratings could adversely affect the competitive position of our insurance operations, including a possible reduction in demand for our products in certain markets.

Liquidity

Liquidity is a measure of a company's ability to generate sufficient cash flows to meet the short and long term cash requirements of its business operations.

The Corporation's liquidity requirements in the past have generally been met by funds from operations and we expect that in the future funds from operations will continue to be sufficient to meet such requirements. Liquidity requirements could also be met by funds received upon the maturity or sale of marketable securities in our investment portfolio. The Corporation also has the ability to borrow under its existing $500 million credit facility and we believe we could issue debt or equity securities.

Our property and casualty operations provide liquidity in that premiums are generally received months or even years before losses are paid under the policies purchased by such premiums. Historically, cash receipts from operations, consisting of insurance premiums and investment income, have provided more than sufficient funds to pay losses, operating expenses and dividends to Chubb. After satisfying our cash requirements, excess cash flows are used to build the investment portfolio and thereby increase future investment income.

Our strong underwriting and investment results continued to generate substantial cash from operations in 2010. New cash available for investment by our property and casualty subsidiaries was approximately $250 million in 2010 compared with $1.3 billion in 2009 and $775 million in 2008. New cash available for investment by our property and casualty subsidiaries in 2010 was lower than in 2009 as a result of a $1.0 billion increase in dividends paid to Chubb by the property and casualty subsidiaries and modestly higher loss payments partially offset by lower income tax payments. New cash available for investment in 2009 was higher than in 2008 due to an $800 million decrease in dividends paid by the property and casualty subsidiaries to Chubb and lower loss payments, partially offset by lower premium collections and higher income tax payments.

Our property and casualty subsidiaries maintain substantial investments in highly liquid, short term marketable securities. Accordingly, we do not anticipate selling long term fixed maturity investments to meet any liquidity needs.

Chubb's liquidity requirements primarily include the payment of dividends to shareholders and interest and principal on debt obligations. The declaration and payment of future dividends to Chubb's shareholders will be at the discretion of Chubb's Board of Directors and will depend upon many factors, including our operating results, financial condition, capital requirements and any regulatory constraints.

As a holding company, Chubb's ability to continue to pay dividends to shareholders and to satisfy its debt obligations relies on the availability of liquid assets, which is dependent in large part on the dividend paying ability of its property and casualty subsidiaries. The timing and amount of dividends paid by the property and casualty subsidiaries to Chubb may vary from year to year. Our property and casualty subsidiaries are subject to laws and regulations in the jurisdictions in which they operate that restrict the amount of dividends they may pay without the prior approval of regulatory authorities. The restrictions are generally based on net income and on certain levels of policyholders' surplus as determined in accordance with statutory accounting practices. Dividends in excess of such thresholds are considered "extraordinary" and require prior regulatory approval. During 2010, 2009 and 2008, these subsidiaries paid dividends to Chubb of $2.2 billion, $1.2 billion, and $2.0 billion, respectively. The $2.2 billion of dividends paid by the subsidiaries to Chubb during 2010 exceeded the maximum dividend distribution amount of approximately $1.5 billion that the subsidiaries could have made during 2010 without prior approval. Regulatory approval was obtained for those dividend payments deemed to be extraordinary in 2010. The maximum dividend distribution that may be made by the property and casualty subsidiaries to Chubb during 2011 without prior regulatory approval is approximately $2.0 billion.

Chubb has a revolving credit agreement with a group of banks that provides for up to $500 million of unsecured borrowings. There have been no borrowings under this agreement. Various interest rate options are available to Chubb, all of which are based on market interest rates. The agreement contains customary restrictive covenants including a covenant to maintain a minimum consolidated shareholders' equity, as adjusted. At December 31, 2010, Chubb was in compliance with all such covenants. The revolving credit facility is available for general corporate purposes and to support our commercial paper borrowing arrangement. The agreement has a termination date of October 19, 2012. Under the agreement Chubb is permitted to request on two occasions, at any time during the remaining term of the agreement, an extension of the maturity date for an additional one year period. On the termination date of the agreement, any borrowings then outstanding become payable.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table provides our future payments due by period under contractual obligations as of December 31, 2010, aggregated by type of obligation.

	2011	2012 and 2013	2014 and 2015	There-after	Total
			(in millions)		
Principal due under long term debt	$ 400	$ 275	$ —	$ 3,300	$ 3,975
Interest payments on long term debt(a)	244	432	411	2,839	3,926
Future minimum rental payments under operating leases	68	108	71	72	319
	712	815	482	6,211	8,220
Loss and loss expense reserves(b)	4,998	5,680	3,635	8,405	22,718
Total	$5,710	$6,495	$4,117	$14,616	$30,938

(a) Junior subordinated capital securities of $1 billion bear interest at a fixed rate of 6.375% through April 14, 2017 and at a rate equal to the three-month LIBOR rate plus 2.25% thereafter. For purposes of the above table, interest after April 14, 2017 was calculated using the three-month LIBOR rate as of December 31, 2010. The table includes future interest payments through the scheduled maturity date, April 15, 2037. Interest payments for the period from the scheduled maturity date through the final maturity date, March 29, 2067, would increase the contractual obligation by $765 million. It is our expectation that the capital securities will be redeemed at the end of the fixed interest rate period.

(b) There is typically no stated contractual commitment associated with property and casualty insurance loss reserves. The obligation to pay a claim arises only when a covered loss event occurs and a settlement is reached. The vast majority of our loss reserves relate to claims for which settlements have not yet been reached. Our loss reserves therefore represent estimates of future payments. These estimates are dependent on the outcome of claim settlements that will occur over many years. Accordingly, the payment of the loss reserves is not fixed as to either amount or timing. The estimate of the timing of future payments is based on our historical loss payment patterns. The ultimate amount and timing of loss payments will likely differ from our estimate and the differences could be material. We expect that these loss payments will be funded, in large part, by future cash receipts from operations.

The above table excludes certain commitments totaling $720 million at December 31, 2010 to fund limited partnership investments. These commitments can be called by the partnerships (generally over a period of five years or less), if and when needed by the partnerships to fund certain partnership expenses or the purchase of investments. It is uncertain whether and, if so, when we will be required to fund these commitments. There is no predetermined payment schedule.

The Corporation does not have any off-balance sheet arrangements that are reasonably likely to have a material effect on the Corporation's financial condition, results of operations, liquidity or capital resources, other than as disclosed in Note (13) of the Notes to Consolidated Financial Statements.

INVESTED ASSETS

The main objectives in managing our investment portfolios are to maximize after-tax investment income and total investment return while minimizing credit risk and managing interest rate risk in order to ensure that funds will be available to meet our insurance obligations. Investment strategies are developed based on many factors including underwriting results and our resulting tax position, regulatory requirements, fluctuations in interest rates and consideration of other market risks. Investment decisions are centrally managed by investment professionals based on guidelines established by management and approved by the boards of directors of Chubb and its respective operating companies.

Our investment portfolio primarily comprises high quality bonds, principally tax exempt securities, corporate issues, mortgage-backed securities and U.S. Treasury securities, as well as foreign government and corporate bonds that support our operations outside the United States. The portfolio also includes equity securities, primarily publicly traded common stocks, and other invested assets, primarily private equity limited partnerships, all of which are held with the primary objective of capital appreciation.

Limited partnership investments by their nature are less liquid and may involve more risk than other investments. We actively manage our risk through type of asset class and domestic and international diversification. At December 31, 2010, we had investments in about 80 separate partnerships. We review the performance of these investments on a quarterly basis and we obtain audited financial statements annually.

In our U.S. operations, during 2010, we invested new cash primarily in tax exempt fixed maturities and we reduced our holdings of mortgage-backed securities. In 2009 and 2008, we invested new cash in tax exempt fixed maturities and taxable fixed maturities. The taxable fixed maturities we invested in were corporate bonds while we reduced our holdings of mortgage-backed securities. Our objective is to achieve the appropriate mix of taxable and tax exempt securities in our portfolio to balance both investment and tax strategies. At December 31, 2010 and December 31, 2009, 67% of our U.S. fixed maturity portfolio was invested in tax exempt securities compared with 69% at December 31, 2008.

We classify our fixed maturity securities, which may be sold prior to maturity to support our investment strategies, such as in response to changes in interest rates and the yield curve or to maximize after-tax returns, as available-for-sale. Fixed maturities classified as available-for-sale are carried at fair value.

Changes in the general interest rate environment affect the returns available on new fixed maturity investments. While a rising interest rate environment enhances the returns available on new investments, it reduces the fair value of existing fixed maturity investments and thus the availability of gains on disposition. A decline in interest rates reduces the returns available on new investments but increases the fair value of existing investments, creating the opportunity for realized investment gains on disposition.

The net unrealized appreciation before tax of our fixed maturities and equity securities carried at fair value was $1,723 million at December 31, 2010 and $1,606 million at December 31, 2009 compared with net unrealized depreciation of $220 million at December 31, 2008. Such unrealized appreciation and depreciation is reflected in accumulated other comprehensive income, net of applicable deferred income taxes.

Credit spreads, which refer to the difference between a risk-free yield (the yield on U.S. Treasury securities) and the actual yields on all other fixed maturity investments, decreased significantly for almost all fixed maturity investments during 2009 due to improvements in the financial markets. This resulted in an increase in the fair value of many of our fixed maturity investments. The fair value of our equity investments increased in 2009 due to the improvements in the financial markets. During 2008, credit spreads increased significantly due to declines in the financial markets. This resulted in the decrease in the fair value of many of our fixed maturity investments. The fair value of our equity securities also decreased in 2008 due to the weakness in the financial markets.

FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair values of financial instruments are determined using valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Fair values are generally measured using quoted prices in active markets for identical assets or liabilities or other inputs, such as quoted prices for similar assets or liabilities that are observable, either directly or indirectly. In those instances where observable inputs are not available, fair values are measured using unobservable inputs for the asset or liability. Unobservable inputs reflect our own assumptions about the assumptions that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. Fair value estimates derived from unobservable inputs are affected by the assumptions used, including the discount rates and the estimated amounts and timing of future cash flows. The derived fair value estimates cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts that would be realized in a current market exchange.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets.

Level 2 — Other inputs that are observable for the asset, either directly or indirectly.

Level 3 — Inputs that are unobservable.

The methods and assumptions used to estimate the fair values of financial instruments are as follows:

Fair values for fixed maturities are determined by management, utilizing prices obtained from an independent, nationally recognized pricing service or, in the case of securities for which prices are not provided by a pricing service, from independent brokers. For fixed maturities that have quoted prices in active markets, market quotations are provided. For fixed maturities that do not trade on a daily basis, the pricing service and brokers provide fair value estimates using a variety of inputs including, but not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, bids, offers, reference data, prepayment spreads and measures of volatility. Management reviews on an ongoing basis the reasonableness of the methodologies used by the relevant pricing service and brokers. In addition, management, using the prices received for the securities from the pricing service and brokers, determines the aggregate portfolio price performance and reviews it against applicable indices. If management believes that significant discrepancies exist, it will discuss these with the relevant pricing service or broker to resolve the discrepancies.

Fair values of equity securities are based on quoted market prices.

The carrying value of short term investments approximates fair value due to the short maturities of these investments.

Fair values of long term debt issued by Chubb are determined by management, utilizing prices obtained from an independent, nationally recognized pricing service.

We use a pricing service to estimate fair value measurements for approximately 99% of our fixed maturities. The prices we obtain from a pricing service and brokers generally are non-binding, but are reflective of current market transactions in the applicable financial instruments. At December 31, 2010 and December 31, 2009, we did not hold financial instruments in our investment portfolio for which a lack of market liquidity impacted our determination of fair value.

The methods and assumptions used to estimate the fair value of the Corporation's pension plan and other postretirement benefit plan assets, other than assets invested in pooled funds, are similar to the methods and assumptions used for our other financial instruments. The fair value of pooled funds is based on the net asset value of the funds. At December 31, 2010 and December 31, 2009, approximately 99% of the pension plan and other postretirement benefit plan assets are categorized as Level 1 or Level 2 in the fair value hierarchy.

PENSION AND OTHER POSTRETIREMENT BENEFITS

In 2010, as a result of continued improvement in the financial markets, the fair value of the assets in our pension and other postretirement benefit plans increased. Postretirement benefit costs not recognized in net income decreased by $20 million, which was reflected in other comprehensive income, net of applicable deferred income taxes. This decline reflected the periodic amortization of net actuarial loss and prior service cost and an increase in the fair value of the assets held by our pension and other postretirement benefit plans in excess of the expected return substantially offset by actuarial losses primarily from a decrease in the discount rates used to value our pension benefit obligations.

As a result of the improvement in the financial markets in 2009, the fair value of the assets in our pension and other postretirement benefit plans increased, improving the funded status of these plans. Postretirement benefit costs not recognized in net income decreased by $134 million, which was reflected in other comprehensive income, net of applicable deferred income taxes. During 2008, the fair value of the assets in our pension and other postretirement benefit plans decreased significantly as a result of the turmoil in the financial markets. Due primarily to this decline, postretirement benefit costs not yet recognized in net income increased by $437 million, which was reflected in other comprehensive income, net of applicable deferred income taxes.

Employee benefits are discussed further in Note (11) of the Notes to Consolidated Financial Statements.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In October 2010, the Financial Accounting Standards Board issued new guidance related to the accounting for costs associated with acquiring or renewing insurance contracts. The guidance identifies which costs relating to the successful acquisition of new or renewal insurance contracts should be capitalized. This guidance is effective for the Corporation for the year beginning January 1, 2012 and may be applied prospectively or retrospectively. We are in the process of assessing the effect that the implementation of the new guidance will have on the Corporation's financial position and results of operations. The amount of acquisition costs we will defer under the new guidance will be less than the amount deferred under our current accounting practice. If prospective application is elected, net income in the year of adoption would be reduced as the amount of acquisition costs eligible for deferral would be lower. Amortization of the balance of deferred policy acquisition costs as of the date of adoption would continue over the period in which the related premiums are earned. If retrospective application is elected, deferred policy acquisition costs and related deferred taxes would be reduced as of the beginning of the earliest period presented in the financial statements with a corresponding reduction to shareholders' equity.

SUBSEQUENT EVENTS

In January 2011, significant storms and related flooding occurred in and around the city of Brisbane, Australia. In February 2011, storms and flooding occurred in the area of Melbourne, Australia, and severe winter storms occurred in the Eastern and Midwestern parts of the United States. Based on information currently available, we estimate the aggregate losses from these catastrophes are about $150 million to $200 million before tax, including our previously announced estimated losses of $75 million to $100 million before tax for the Brisbane, Australia storms and related flooding losses in January. As more information becomes available about these events or if additional claims are reported, our estimate may be increased or decreased. On February 22, 2011, an earthquake took place in New Zealand but given its recent occurrence and the limited information available, we cannot estimate at this time the amount of any possible losses from this event. The impact of these catastrophes will be reflected in our first quarter 2011 results.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. Our primary exposure to market risks relates to our investment portfolio, which is sensitive to changes in interest rates and, to a lesser extent, credit quality, prepayment, foreign currency exchange rates and equity prices. We also have exposure to market risks through our debt obligations. Analytical tools and monitoring systems are in place to assess each of these elements of market risk.

Investment Portfolio

Interest rate risk is the price sensitivity of a security that promises a fixed return to changes in interest rates. When market interest rates rise, the fair value of our fixed income securities decreases. We view the potential changes in price of our fixed income investments within the overall context of asset and liability management. Our actuaries estimate the payout pattern of our liabilities, primarily our property and casualty loss reserves, to determine their duration. Expressed in years, duration is the weighted average payment period of cash flows, where the weighting is based on the present value of the cash flows. We set duration targets for our fixed income investment portfolios after consideration of the estimated duration of these liabilities and other factors, which allows us to prudently manage the overall effect of interest rate risk for the Corporation.

The following table provides information about our fixed maturity investments, which are sensitive to changes in interest rates. The table presents cash flows of principal amounts and related weighted average interest rates by expected maturity dates at December 31, 2010 and 2009. Consideration is given to the call dates of securities trading above par value and the expected prepayment patterns of mortgage-backed securities. Actual cash flows could differ from the expected amounts, primarily due to future changes in interest rates.

	At December 31, 2010							
							Total	
	2011	2012	2013	2014	2015	There-after	Amortized Cost	Fair Value
	(in millions)							
Tax exempt	$1,527	$1,607	$2,855	$2,188	$2,233	$ 8,662	$19,072	$19,774
Average interest rate	4.1%	4.1%	4.1%	4.0%	4.1%	4.4%		
Taxable — other than mortgage-backed securities	1,134	1,896	1,881	1,738	1,635	4,724	13,008	13,638
Average interest rate	4.2%	4.1%	4.0%	4.4%	4.1%	4.9%		
Mortgage-backed securities	707	855	640	270	177	332	2,981	3,107
Average interest rate	4.9%	5.1%	5.3%	5.2%	5.1%	5.1%		
Total	$3,368	$4,358	$5,376	$4,196	$4,045	$13,718	$35,061	$36,519

	At December 31, 2009							
							Total	
	2010	2011	2012	2013	2014	There-after	Amortized Cost	Fair Value
	(in millions)							
Tax exempt	$1,155	$1,231	$1,673	$2,862	$2,168	$ 9,631	$18,720	$19,587
Average interest rate	4.6%	4.3%	4.2%	4.1%	4.1%	4.4%		
Taxable — other than mortgage-backed securities	1,054	1,431	2,348	1,688	1,589	4,836	12,946	13,461
Average interest rate	5.0%	4.1%	4.1%	4.2%	4.6%	5.1%		
Mortgage-backed securities	536	651	693	731	408	505	3,524	3,530
Average interest rate	4.7%	4.9%	5.0%	5.3%	5.3%	5.1%		
Total	$2,745	$3,313	$4,714	$5,281	$4,165	$14,972	$35,190	$36,578

Our tax exempt fixed maturity portfolio has an average expected maturity of five years. Our taxable fixed maturity portfolio has an average expected maturity of four years.

Credit risk is the potential loss resulting from adverse changes in the issuer's ability to repay the debt obligation. We have consistently invested in high quality marketable securities. Only about 1% of our fixed maturity portfolio is below investment grade. Our investment portfolio does not have any direct exposure to either sub-prime mortgages or collateralized debt obligations.

About 85% of our tax exempt securities are rated Aa or better by Moody's with about 25% rated Aaa. The average rating of our tax exempt securities is Aa. While about 35% of our tax exempt securities are insured, the effect of insurance on the average credit rating of these securities is insignificant. The insured tax exempt securities in our portfolio have been selected based on the quality of the underlying credit and not the value of the credit insurance enhancement.

About 65% of the taxable bonds other than mortgage-backed securities in our portfolio are issued by the U.S. Treasury or U.S. government agencies or by foreign governments or are rated Aa or better.

At year-end 2010, 19% of our taxable fixed maturity portfolio was invested in mortgage-backed securities. About 96% of the mortgage-backed securities are rated Aaa, and of the remaining 4%, most are below investment grade. Of the Aaa rated securities, 41% are residential mortgage-backed securities, consisting of government agency pass-through securities guaranteed by a government agency or a government sponsored enterprise (GSE), GSE collateralized mortgage obligations (CMOs) and other CMOs, all backed by single family home mortgages. The majority of the CMOs are actively traded in liquid markets. The other 59% of the Aaa rated securities are call protected, commercial mortgage-backed securities (CMBS). About 95% of our CMBS are senior securities with the highest level of subordination. The remainder of our CMBS are seasoned securities that were issued in 2004 or earlier.

Prepayment risk refers to the changes in prepayment patterns related to decreases and increases in interest rates that can either shorten or lengthen the expected timing of the principal repayments and thus the average life of a security, potentially reducing or increasing its effective yield. Such risk exists primarily within our portfolio of residential mortgage-backed securities. We monitor such risk regularly.

Foreign currency risk is the sensitivity to foreign exchange rate fluctuations of the fair value and investment income related to foreign currency denominated financial instruments. The functional currency of our foreign operations is generally the currency of the local operating environment since business is primarily transacted in such local currency. We seek to mitigate the risks relating to currency fluctuations by generally maintaining investments in those foreign currencies in which our property and casualty subsidiaries have loss reserves and other liabilities, thereby limiting exchange rate risk to the net assets denominated in foreign currencies.

At December 31, 2010, the property and casualty subsidiaries held foreign currency denominated investments of $7.4 billion supporting our international operations. The principal currencies creating foreign exchange rate risk for the property and casualty subsidiaries are the Canadian dollar, the British pound sterling, the euro and the Australian dollar. The following table provides information about those fixed maturity investments that are denominated in these currencies. The table presents cash flows of principal amounts in U.S. dollar equivalents by expected maturity dates at December 31, 2010. Actual cash flows could differ from the expected amounts.

	At December 31, 2010							
							Total	
	2011	2012	2013	2014	2015	There-after	Amortized Cost	Fair Value
				(in millions)				
Canadian dollar	$329	$246	$204	$196	$256	$715	$1,946	$2,023
British pound sterling	121	200	230	338	280	553	1,722	1,799
Euro	45	139	246	139	215	534	1,318	1,346
Australian dollar	18	19	109	148	126	419	839	859

Equity price risk is the potential loss in fair value of our equity securities resulting from adverse changes in stock prices. In general, equities have more year-to-year price variability than intermediate term high grade bonds. However, returns over longer time frames have generally been higher. Our publicly traded equity securities are high quality, diversified across industries and readily marketable. A hypothetical decrease of 10% in the market price of each of the equity securities held at December 31, 2010 and 2009 would have resulted in a decrease of $155 million and $143 million, respectively, in the fair value of the equity securities portfolio.

All of the above risks are monitored on an ongoing basis. A combination of in-house systems and proprietary models and externally licensed software are used to analyze individual securities as well as each portfolio. These tools provide the portfolio managers with information to assist them in the evaluation of the market risks of the portfolio.

Debt

We also have interest rate risk on our debt obligations. The following table presents expected cash flow of principal amounts and related weighted average interest rates by maturity date of our long term debt obligations at December 31, 2010.

	At December 31, 2010							
	2011	2012	2013	2014	2015	There-after	Total	Fair Value
				(in millions)				
Expected cash flows of principal amounts	$400	$—	$275	$—	$—	$3,300	$3,975	$4,318
Average interest rate	6.0%	—	5.2%	—	—	6.2%		

Item 8. *Consolidated Financial Statements and Supplementary Data*

Consolidated financial statements of the Corporation at December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 and the report thereon of our independent registered public accounting firm, and the Corporation's unaudited quarterly financial data for the two-year period ended December 31, 2010 are listed in Item 15(a) of this report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

As of December 31, 2010, an evaluation of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures (as such term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) was performed under the supervision and with the participation of the Corporation's management, including Chubb's chief executive officer and chief financial officer. Based on that evaluation, the chief executive officer and chief financial officer concluded that the Corporation's disclosure controls and procedures were effective as of December 31, 2010.

During the three month period ended December 31, 2010, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting was designed under the supervision of and with the participation of the Corporation's management, including Chubb's chief executive officer and chief financial officer, to provide reasonable assurance regarding the reliability of the Corporation's financial reporting and the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management conducted an assessment of the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the framework set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that, as of December 31, 2010, the Corporation's internal control over financial reporting is effective.

The Corporation's internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Corporation's consolidated financial statements. Their attestation report on the Corporation's internal control over financial reporting is shown on page 68.

Item 9B. ***Other Information***

None.

Report of Independent Registered Public Accounting Firm

Ernst & Young LLP
5 Times Square
New York, New York 10036

The Board of Directors and Shareholders
The Chubb Corporation

We have audited The Chubb Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Chubb Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Chubb Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Chubb Corporation as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, cash flows and comprehensive income for each of the three years in the period ended December 31, 2010, and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

February 25, 2011

PART III.

Item 10. *Directors, Executive Officers and Corporate Governance*

Information regarding Chubb's directors is incorporated by reference from Chubb's definitive Proxy Statement for the 2011 Annual Meeting of Shareholders under the caption "Our Board of Directors." Information regarding Chubb's executive officers is included in Part I of this report under the caption "Executive Officers of the Registrant." Information regarding Section 16 reporting compliance of Chubb's directors, executive officers and 10% beneficial owners is incorporated by reference from Chubb's definitive Proxy Statement for the 2011 Annual Meeting of Shareholders under the caption "Section 16(a) Beneficial Ownership Reporting Compliance." Information regarding Chubb's Code of Ethics for CEO and Senior Financial Officers is included in Item 1 of this report under the caption "Business — General." Information regarding the Audit Committee of Chubb's Board of Directors and its Audit Committee financial experts is incorporated by reference from Chubb's definitive Proxy Statement for the 2011 Annual Meeting of Shareholders under the captions "Corporate Governance — Audit Committee," "Audit Committee Report" and "Committee Assignments."

Item 11. *Executive Compensation*

Incorporated by reference from Chubb's definitive Proxy Statement for the 2011 Annual Meeting of Shareholders, under the captions "Corporate Governance — Compensation Committee Interlocks and Insider Participation," "Corporate Governance — Directors' Compensation," "Compensation Committee Report," "Compensation Discussion and Analysis" and "Executive Compensation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Incorporated by reference from Chubb's definitive Proxy Statement for the 2011 Annual Meeting of Shareholders, under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Incorporated by reference from Chubb's definitive Proxy Statement for the 2011 Annual Meeting of Shareholders, under the captions "Corporate Governance — Director Independence" and "Certain Transactions and Other Matters."

Item 14. *Principal Accountant Fees and Services*

Incorporated by reference from Chubb's definitive Proxy Statement for the 2011 Annual Meeting of Shareholders, under the caption "Proposal 3: Ratification of Appointment of Independent Auditor."

PART IV.

Item 15. *Exhibits, Financial Statements and Schedules*

The financial statements and schedules listed in the accompanying index to financial statements and financial statement schedules are filed as part of this report.

The exhibits listed in the accompanying index to exhibits are filed as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CHUBB CORPORATION
(Registrant)

February 24, 2011

By /s/ John D. Finnegan
(John D. Finnegan Chairman, President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ John D. Finnegan (John D. Finnegan)	Chairman, President, Chief Executive Officer and Director	February 24, 2011
/s/ Zoë Baird (Zoë Baird)	Director	February 24, 2011
/s/ Sheila P. Burke (Sheila P. Burke)	Director	February 24, 2011
/s/ James I. Cash, Jr. (James I. Cash, Jr.)	Director	February 24, 2011
/s/ Martin G. McGuinn (Martin G. McGuinn)	Director	February 24, 2011
/s/ Lawrence M. Small (Lawrence M. Small)	Director	February 24, 2011
/s/ Jess Søderberg (Jess Søderberg)	Director	February 24, 2011

Signature	Title	Date
/s/ Daniel E. Somers (Daniel E. Somers)	Director	February 24, 2011
/s/ James M. Zimmerman (James M. Zimmerman)	Director	February 24, 2011
/s/ Alfred W. Zollar (Alfred W. Zollar)	Director	February 24, 2011
/s/ Richard G. Spiro (Richard G. Spiro)	Executive Vice President and Chief Financial Officer	February 24, 2011
/s/ John J. Kennedy (John J. Kennedy)	Senior Vice President and Chief Accounting Officer	February 24, 2011

THE CHUBB CORPORATION

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

(Item 15(a))

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements and notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ERNST & YOUNG LLP
5 Times Square
New York, New York 10036

The Board of Directors and Shareholders
The Chubb Corporation

We have audited the accompanying consolidated balance sheets of The Chubb Corporation as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, cash flows and comprehensive income for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Chubb Corporation at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Chubb Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

February 25, 2011

THE CHUBB CORPORATION

Consolidated Statements of Income

	In Millions, Except For Per Share Amounts Years Ended December 31		
	2010	2009	2008
Revenues			
Premiums Earned	$11,215	$11,331	$11,828
Investment Income	1,665	1,649	1,732
Other Revenues	13	13	32
Realized Investment Gains (Losses), Net			
Total Other-Than-Temporary Impairment Losses on Investments	(6)	(132)	(446)
Other-Than-Temporary Impairment Losses on Investments Recognized in Other Comprehensive Income	(5)	20	—
Other Realized Investment Gains, Net	437	135	75
Total Realized Investment Gains (Losses), Net	426	23	(371)
TOTAL REVENUES	13,319	13,016	13,221
Losses and Expenses			
Losses and Loss Expenses	6,499	6,268	6,898
Amortization of Deferred Policy Acquisition Costs	3,067	3,021	3,123
Other Insurance Operating Costs and Expenses	425	416	441
Investment Expenses	35	39	32
Other Expenses	15	16	36
Corporate Expenses	290	294	284
TOTAL LOSSES AND EXPENSES	10,331	10,054	10,814
INCOME BEFORE FEDERAL AND FOREIGN INCOME TAX	2,988	2,962	2,407
Federal and Foreign Income Tax	814	779	603
NET INCOME	$ 2,174	$ 2,183	$ 1,804
Net Income Per Share			
Basic	$ 6.81	$ 6.24	$ 5.00
Diluted	6.76	6.18	4.92

See accompanying notes.

THE CHUBB CORPORATION

Consolidated Balance Sheets

	In Millions December 31	
	2010	2009
Assets		
Invested Assets		
Short Term Investments	$ 1,905	$ 1,918
Fixed Maturities		
Tax Exempt (cost $19,072 and $18,720)	19,774	19,587
Taxable (cost $15,989 and $16,470)	16,745	16,991
Equity Securities (cost $1,285 and $1,215)	1,550	1,433
Other Invested Assets	2,239	2,075
TOTAL INVESTED ASSETS	42,213	42,004
Cash	70	51
Accrued Investment Income	447	460
Premiums Receivable	2,098	2,101
Reinsurance Recoverable on Unpaid Losses and Loss Expenses	1,817	2,053
Prepaid Reinsurance Premiums	325	308
Deferred Policy Acquisition Costs	1,562	1,533
Deferred Income Tax	98	272
Goodwill	467	467
Other Assets	1,152	1,200
TOTAL ASSETS	$50,249	$50,449
Liabilities		
Unpaid Losses and Loss Expenses	$22,718	$22,839
Unearned Premiums	6,189	6,153
Long Term Debt	3,975	3,975
Dividend Payable to Shareholders	112	118
Accrued Expenses and Other Liabilities	1,725	1,730
TOTAL LIABILITIES	34,719	34,815
Commitments and Contingent Liabilities (Note 6 and 13)		
Shareholders' Equity		
Preferred Stock — Authorized 8,000,000 Shares; $1 Par Value; Issued — None	—	—
Common Stock — Authorized 1,200,000,000 Shares; $1 Par Value; Issued 371,980,460 Shares	372	372
Paid-In Surplus	208	224
Retained Earnings	17,943	16,235
Accumulated Other Comprehensive Income	790	720
Treasury Stock, at Cost — 74,707,547 and 39,972,796 Shares	(3,783)	(1,917)
TOTAL SHAREHOLDERS' EQUITY	15,530	15,634
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$50,249	$50,449

See accompanying notes.

THE CHUBB CORPORATION

Consolidated Statements of Shareholders' Equity

	In Millions Years Ended December 31		
	2010	2009	2008
Preferred Stock			
Balance, Beginning and End of Year	$ —	$ —	$ —
Common Stock			
Balance, Beginning of Year	372	372	375
Repurchase of Shares	—	—	(4)
Shares Issued Under Stock-Based Employee Compensation Plans	—	—	1
Balance, End of Year	372	372	372
Paid-In Surplus			
Balance, Beginning of Year	224	253	346
Repurchase of Shares	—	—	(114)
Changes Related to Stock-Based Employee Compensation (includes tax benefit of $15, $6 and $32)	(16)	(29)	21
Balance, End of Year	208	224	253
Retained Earnings			
Balance, Beginning of Year	16,235	14,509	13,280
Cumulative Effect, as of April 1, 2009, of Change in Accounting Principle, Net of Tax	—	30	—
Net Income	2,174	2,183	1,804
Dividends Declared (per share $1.48, $1.40 and $1.32)	(466)	(487)	(479)
Repurchase of Shares	—	—	(96)
Balance, End of Year	17,943	16,235	14,509
Accumulated Other Comprehensive Income (Loss)			
Unrealized Appreciation (Depreciation) of Investments Including Unrealized Other-Than-Temporary Impairment Losses			
Balance, Beginning of Year	1,044	(143)	526
Cumulative Effect, as of April 1, 2009, of Change in Accounting Principle, Net of Tax	—	(30)	—
Change During Year, Net of Tax	76	1,217	(669)
Balance, End of Year	1,120	1,044	(143)
Foreign Currency Translation Gains (Losses)			
Balance, Beginning of Year	160	(10)	216
Change During Year, Net of Tax	(18)	170	(226)
Balance, End of Year	142	160	(10)
Postretirement Benefit Costs Not Yet Recognized in Net Income			
Balance, Beginning of Year	(484)	(582)	(298)
Change During Year, Net of Tax	12	98	(284)
Balance, End of Year	(472)	(484)	(582)
Accumulated Other Comprehensive Income (Loss), End of Year	790	720	(735)
Treasury Stock, at Cost			
Balance, Beginning of Year	(1,917)	(967)	—
Repurchase of Shares	(2,008)	(1,065)	(1,097)
Shares Issued Under Stock-Based Employee Compensation Plans	142	115	130
Balance, End of Year	(3,783)	(1,917)	(967)
TOTAL SHAREHOLDERS' EQUITY	$15,530	$15,634	$13,432

See accompanying notes.

THE CHUBB CORPORATION

Consolidated Statements of Cash Flows

	In Millions Years Ended December 31		
	2010	2009	2008
Cash Flows from Operating Activities			
Net Income	$ 2,174	$ 2,183	$ 1,804
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Increase in Unpaid Losses and Loss Expenses, Net	145	262	389
Increase (Decrease) in Unearned Premiums, Net	21	(254)	(46)
Decrease in Premiums Receivable	3	100	26
Decrease in Reinsurance Recoverable on Paid Losses	23	6	148
Change in Income Tax Recoverable or Payable	178	(27)	(80)
Deferred Income Tax (Credit)	136	86	(56)
Amortization of Premiums and Discounts on Fixed Maturities	175	186	206
Depreciation	63	69	64
Realized Investment Losses (Gains), Net	(426)	(23)	371
Other, Net	(140)	(153)	(282)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,352	2,435	2,544
Cash Flows from Investing Activities			
Proceeds from Fixed Maturities			
Sales	2,287	3,029	4,145
Maturities, Calls and Redemptions	2,856	2,578	2,173
Proceeds from Sales of Equity Securities	129	394	432
Purchases of Fixed Maturities	(5,197)	(7,390)	(7,125)
Purchases of Equity Securities	(156)	(37)	(191)
Investments in Other Invested Assets, Net	173	(37)	(45)
Decrease (Increase) in Short Term Investments, Net	38	563	(654)
Increase (Decrease) in Net Payable from Security Transactions not Settled	(24)	72	(18)
Purchases of Property and Equipment, Net	(54)	(52)	(46)
Other, Net	(6)	6	3
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	46	(874)	(1,326)
Cash Flows from Financing Activities			
Proceeds from Issuance of Long Term Debt	—	—	1,200
Repayment of Long Term Debt	—	—	(685)
Increase (Decrease) in Funds Held under Deposit Contracts	22	(53)	(19)
Proceeds from Issuance of Common Stock Under Stock-Based Employee Compensation Plans	74	34	109
Repurchase of Shares	(2,003)	(1,060)	(1,336)
Dividends Paid to Shareholders	(472)	(487)	(471)
Other, Net	—	—	(9)
NET CASH USED IN FINANCING ACTIVITIES	(2,379)	(1,566)	(1,211)
Net Increase (Decrease) in Cash	19	(5)	7
Cash at Beginning of Year	51	56	49
CASH AT END OF YEAR	$ 70	$ 51	$ 56

See accompanying notes.

THE CHUBB CORPORATION

Consolidated Statements of Comprehensive Income

	In Millions Years Ended December 31		
	2010	2009	2008
Net Income	$2,174	$2,183	$ 1,804
Other Comprehensive Income (Loss), Net of Tax			
Change in Unrealized Appreciation or Depreciation of Investments	69	1,223	(669)
Change in Unrealized Other-Than-Temporary Impairment Losses on Investments	7	(6)	—
Foreign Currency Translation Gains (Losses)	(18)	170	(226)
Change in Postretirement Benefit Costs Not Yet Recognized in Net Income	12	98	(284)
	70	1,485	(1,179)
COMPREHENSIVE INCOME	$2,244	$3,668	$ 625

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The Chubb Corporation (Chubb) is a holding company with subsidiaries principally engaged in the property and casualty insurance business. The property and casualty insurance subsidiaries (the P&C Group) underwrite most lines of property and casualty insurance in the United States, Canada, Europe, Australia and parts of Latin America and Asia. The geographic distribution of property and casualty business in the United States is broad with a particularly strong market presence in the Northeast.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Chubb and its subsidiaries (collectively, the Corporation). Significant intercompany transactions have been eliminated in consolidation.

The consolidated financial statements include amounts based on informed estimates and judgments of management for transactions that are not yet complete. Such estimates and judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain amounts in the consolidated financial statements for prior years have been reclassified to conform with the 2010 presentation.

(b) *Invested Assets*

Short term investments, which have an original maturity of one year or less, are carried at amortized cost, which approximates fair value.

Fixed maturities, which include bonds and redeemable preferred stocks, are purchased to support the investment strategies of the Corporation. These strategies are developed based on many factors including rate of return, maturity, credit risk, tax considerations and regulatory requirements. Fixed maturities are classified as available-for-sale and carried at fair value as of the balance sheet date. Fixed maturities may be sold prior to maturity to support the investment strategies of the Corporation.

Premiums and discounts arising from the purchase of fixed maturities are amortized using the interest method over the estimated remaining term of the securities. For mortgage-backed securities, prepayment assumptions are reviewed periodically and revised as necessary.

Equity securities, which include common stocks and non-redeemable preferred stocks, are carried at fair value as of the balance sheet date.

Unrealized appreciation or depreciation, including unrealized other-than-temporary impairment losses (see Note (3) (b)), of fixed maturities and equity securities carried at fair value is excluded from net income and is included, net of applicable deferred income tax, in other comprehensive income.

Other invested assets primarily include private equity limited partnerships which are carried at the Corporation's equity in the net assets of the partnerships based on valuations provided by the manager of each partnership. As a result of the timing of the receipt of valuation data from the investment managers, these investments are reported on a three month lag. Changes in the Corporation's equity in the net assets of the partnerships are included in net income as realized investment gains or losses.

Realized gains and losses on the sale of investments are determined on the basis of the cost of the specific investments sold and are included in net income. When the fair value of any investment is lower than its cost, an assessment is made to determine whether the decline is temporary or other than temporary. Effective April 1, 2009, the Corporation adopted new guidance related to the recognition of other-than-temporary impairments of investments (see Notes (2) (b) and (3) (b)).

(c) *Premium Revenues and Related Expenses*

Insurance premiums are earned on a monthly pro rata basis over the terms of the policies and include estimates of audit premiums and premiums on retrospectively rated policies. Assumed reinsurance premiums are earned over the terms of the reinsurance contracts. Unearned premiums represent the portion of direct and assumed premiums written applicable to the unexpired terms of the insurance policies and reinsurance contracts in force.

Ceded reinsurance premiums are reflected in operating results over the terms of the reinsurance contracts. Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

Reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premiums.

Acquisition costs that vary with and are primarily related to the production of business are deferred and amortized over the period in which the related premiums are earned. Such costs include commissions, premium taxes and certain other underwriting and policy issuance costs. Commissions received related to reinsurance premiums ceded are considered in determining net acquisition costs eligible for deferral. Deferred policy acquisition costs are reviewed to determine whether they are recoverable from future income. If such costs are deemed to be unrecoverable, they are expensed. Anticipated investment income is considered in the determination of the recoverability of deferred policy acquisition costs.

(d) *Unpaid Losses and Loss Expenses*

Unpaid losses and loss expenses (also referred to as loss reserves) include the accumulation of individual case estimates for claims that have been reported and estimates of claims that have been incurred but not reported as well as estimates of the expenses associated with processing and settling all reported and unreported claims, less estimates of anticipated salvage and subrogation recoveries. Estimates are based upon past loss experience modified for current trends as well as prevailing economic, legal and social conditions. Loss reserves are not discounted to present value.

Loss reserves are regularly reviewed using a variety of actuarial techniques. Reserve estimates are updated as historical loss experience develops, additional claims are reported and/or settled and new information becomes available. Any changes in estimates are reflected in operating results in the period in which the estimates are changed.

Reinsurance recoverable on unpaid losses and loss expenses represents an estimate of the portion of gross loss reserves that will be recovered from reinsurers. Amounts recoverable from reinsurers are estimated using assumptions that are consistent with those used in estimating the gross losses associated with the reinsured policies. A provision for estimated uncollectible reinsurance is recorded based on periodic evaluations of balances due from reinsurers, the financial condition of the reinsurers, coverage disputes and other relevant factors.

(e) *Financial Products*

Derivatives are carried at fair value as of the balance sheet date. Changes in fair value are recognized in net income in the period of the change and are included in other revenues.

Assets and liabilities related to the derivatives are included in other assets and other liabilities.

(f) *Goodwill*

Goodwill represents the excess of the cost of an acquired entity over the fair value of net assets acquired. Goodwill is tested for impairment at least annually.

(g) *Property and Equipment*

Property and equipment used in operations, including certain costs incurred to develop or obtain computer software for internal use, are capitalized and carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

(h) *Real Estate*

Real estate properties are carried at cost less accumulated depreciation and any writedowns for impairment. Real estate properties are reviewed for impairment whenever events or circumstances indicate that the carrying value of such properties may not be recoverable. Measurement of such impairment is based on the fair value of the property.

(i) *Income Taxes*

Deferred income tax assets and liabilities are recognized for the expected future tax effects attributable to temporary differences between the financial reporting and tax bases of assets and liabilities, based on enacted tax rates and other provisions of tax law. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in net income in the period in which such change is enacted. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The Corporation does not consider the earnings of its foreign subsidiaries to be permanently reinvested. Accordingly, provision has been made for the expected U.S. federal income tax liabilities applicable to undistributed earnings of foreign subsidiaries.

(j) *Stock-Based Employee Compensation*

The fair value method of accounting is used for stock-based employee compensation plans. Under the fair value method, compensation cost is measured based on the fair value of the award at the grant date and recognized over the requisite service period.

(k) *Foreign Exchange*

Assets and liabilities relating to foreign operations are translated into U.S. dollars using current exchange rates as of the balance sheet date. Revenues and expenses are translated into U.S. dollars using the average exchange rates during the year.

The functional currency of foreign operations is generally the currency of the local operating environment since business is primarily transacted in such local currency. Translation gains and losses, net of applicable income tax, are excluded from net income and are credited or charged directly to other comprehensive income.

(l) *Cash Flow Information*

In the statement of cash flows, short term investments are not considered to be cash equivalents. The effect of changes in foreign exchange rates on cash balances was immaterial.

In 2005, the Corporation transferred its ongoing reinsurance assumed business and certain related assets to Harbor Point Limited (which merged into Alterra Capital Holdings Limited in May 2010). In exchange, the Corporation received $200 million of 6% convertible notes and warrants to purchase common stock of Harbor Point. In 2008, the Corporation received 2,000,000 shares of common stock of Harbor Point upon conversion of the notes. This noncash transaction has been excluded from the statement of cash flows.

(m) *Accounting Pronouncements Not Yet Adopted*

In October 2010, the Financial Accounting Standards Board (FASB) issued new guidance related to the accounting for costs associated with acquiring or renewing insurance contracts. The guidance identifies which costs relating to the successful acquisition of new or renewal insurance contracts should be capitalized. This guidance is effective for the Corporation for the year beginning January 1, 2012 and may be applied prospectively or retrospectively. The Corporation is in the process of assessing the effect that the implementation of the new guidance will have on its financial position and results of operations. The amount of acquisition costs the Corporation will defer under the new guidance will be less than the amount deferred under the Corporation's current accounting practice. If prospective application is elected, net income in the year of adoption would be reduced as the amount of acquisition costs eligible for deferral under the new guidance would be lower. Amortization of the balance of deferred policy acquisition costs as of the date of adoption would continue over the period in which the related premiums are earned. If retrospective application is elected, deferred policy acquisition costs and related deferred taxes would be reduced as of the beginning of the earliest period presented in the financial statements with a corresponding reduction to shareholders' equity.

(2) Adoption of New Accounting Pronouncements

(a) Effective January 1, 2010, the Corporation adopted new guidance issued by the FASB related to the accounting for a variable interest entity (VIE). A company would consolidate a VIE, as the primary beneficiary, when a company has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Ongoing reassessment of whether a company is the primary beneficiary of a VIE is required. The new guidance replaces the quantitative-based approach previously required for determining which company, if any, has a controlling financial interest in a VIE. The adoption of this guidance did not have a significant effect on the Corporation's financial position or results of operations.

The Corporation is involved in the normal course of business with VIEs primarily as a passive investor in residential mortgage-backed securities, commercial mortgage-backed securities and private equity limited partnerships issued by third party VIEs. The Corporation is not the primary beneficiary of these VIEs. The Corporation's maximum exposure to loss with respect to these investments is limited to the investment carrying values included in the Corporation's consolidated balance sheet and any unfunded partnership commitments.

(b) Effective April 1, 2009, the Corporation adopted new guidance issued by the FASB related to the recognition and presentation of other-than-temporary impairments. The FASB modified the guidance on the recognition of other-than-temporary impairments of debt securities. Under this guidance, an entity is required to recognize an other-than-temporary impairment when the entity concludes it has the intent to sell or it is more likely than not the entity will be required to sell an impaired debt security before the security recovers to its amortized cost value or it is likely the entity will not recover the entire amortized cost value of an impaired debt security. This guidance also changed the presentation in the financial statements of other-than-temporary impairments and provides for enhanced disclosures of both debt and equity securities. Under this guidance, if an entity has the intent to sell or it is more likely than not the entity will be required to sell an impaired debt security before the security recovers to its amortized cost value, the security is written down to fair value and the entire amount of the writedown is included in net income as a realized investment loss. For all other impaired debt securities, the impairment loss is separated into the amount representing the credit loss and the amount representing the loss related to all other factors. The portion of the impairment loss that represents the credit loss is included in net income as a realized investment loss and the amount representing the loss that relates to all other factors is included in other comprehensive income. This guidance required a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption with a corresponding adjustment to accumulated other comprehensive income. The cumulative effect adjustment from adopting this guidance resulted in a $30 million increase to retained earnings and a corresponding decrease to accumulated other comprehensive income. The adoption of this guidance did not have a significant effect on the Corporation's financial position or results of operations.

(3) Invested Assets and Related Income

(a) The amortized cost and fair value of fixed maturities and equity securities were as follows:

	December 31, 2010			
	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
	(in millions)			
Fixed maturities				
Tax exempt	$19,072	$ 824	$122	$19,774
Taxable				
U.S. Government and government agency and authority obligations	807	31	9	829
Corporate bonds	6,258	411	21	6,648
Foreign government and government agency obligations	5,943	231	13	6,161
Residential mortgage-backed securities	1,293	63	6	1,350
Commercial mortgage-backed securities	1,688	70	1	1,757
	15,989	806	50	16,745
Total fixed maturities	$35,061	$1,630	$172	$36,519
Equity securities	$ 1,285	$ 340	$ 75	$ 1,550

	December 31, 2009			
	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
	(in millions)			
Fixed maturities				
Tax exempt	$18,720	$ 933	$ 66	$19,587
Taxable				
U.S. Government and government agency and authority obligations	756	12	10	758
Corporate bonds	6,287	327	24	6,590
Foreign government and government agency obligations	5,903	221	11	6,113
Residential mortgage-backed securities	1,850	69	20	1,899
Commercial mortgage-backed securities	1,674	6	49	1,631
	16,470	635	114	16,991
Total fixed maturities	$35,190	$1,568	$180	$36,578
Equity securities	$ 1,215	$ 261	$ 43	$ 1,433

At December 31, 2010 and 2009, the gross unrealized depreciation of fixed maturities included $4 million and $15 million, respectively, of unrealized other-than-temporary impairment losses recognized in accumulated other comprehensive income.

The amortized cost and fair value of fixed maturities at December 31, 2010 by contractual maturity were as follows:

	Amortized Cost	Fair Value
	(in millions)	
Due in one year or less	$ 1,625	$ 1,649
Due after one year through five years	11,392	11,932
Due after five years through ten years	11,701	12,394
Due after ten years	7,362	7,437
	32,080	33,412
Residential mortgage-backed securities	1,293	1,350
Commercial mortgage-backed securities	1,688	1,757
	$35,061	$36,519

Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations.

The Corporation's equity securities comprise a diversified portfolio of primarily U.S. publicly-traded common stocks.

(b) The components of unrealized appreciation or depreciation, including unrealized other-than-temporary impairment losses, of investments carried at fair value were as follows:

	December 31	
	2010	2009
	(in millions)	
Fixed maturities		
Gross unrealized appreciation	$1,630	$1,568
Gross unrealized depreciation	172	180
	1,458	1,388
Equity securities		
Gross unrealized appreciation	340	261
Gross unrealized depreciation	75	43
	265	218
	1,723	1,606
Deferred income tax liability	603	562
	$1,120	$1,044

When the fair value of an investment is lower than its cost, an assessment is made to determine whether the decline is temporary or other than temporary. The assessment of other-than-temporary impairment of fixed maturities and equity securities is based on both quantitative criteria and qualitative information and also considers a number of other factors including, but not limited to, the length of time and the extent to which the fair value has been less than the cost, the financial condition and near term prospects of the issuer, whether the issuer is current on contractually obligated interest and principal payments, general market conditions and industry or sector specific factors.

In determining whether fixed maturities are other than temporarily impaired, prior to April 1, 2009, the Corporation considered many factors including its intent and ability to hold a security for a period of time sufficient to allow for the recovery of the security's cost. When an impairment was deemed other than temporary, the security was written down to fair value and the entire writedown was included in net income as a realized investment loss. Effective April 1, 2009, the Corporation adopted new guidance which modified the guidance on the recognition and presentation of other-than-temporary impairments of debt securities. Under this guidance, the Corporation is required to recognize an other-than-temporary impairment loss when it concludes it has the intent to sell or it is more likely than not it will be required to sell an impaired fixed maturity before the security recovers to its amortized cost value or it is likely it will not recover the entire amortized cost value of an impaired debt security. Also under this guidance, if the Corporation has the intent to sell or it is more likely than not that the Corporation will be required to sell an impaired fixed maturity before the security recovers to its amortized cost value, the security is written down to fair value and the entire amount of the writedown is included in net income as a realized investment loss. For all other impaired fixed maturities, the impairment loss is separated into the amount representing the credit loss and the amount representing the loss related to all other factors. The amount of the impairment loss that represents the credit loss is included in net income as a realized investment loss and the amount of the impairment loss that relates to all other factors is included in other comprehensive income.

For fixed maturities, the split between the amount of other-than-temporary impairment losses that represents credit losses and the amount that relates to all other factors is principally based on assumptions regarding the amount and timing of projected cash flows. For fixed maturities other than mortgage-backed securities, cash flow estimates are based on assumptions regarding the probability of default and estimates regarding the timing and amount of recoveries associated with a default. For mortgage-backed securities, cash flow estimates are based on assumptions regarding future prepayment rates, default rates, loss severity and timing of recoveries. The Corporation has developed the estimates of projected cash flows using information based on historical market data, industry analyst reports and forecasts and other data relevant to the collectability of a security.

In determining whether equity securities are other than temporarily impaired, the Corporation considers its intent and ability to hold a security for a period of time sufficient to allow for the recovery of cost. If the decline in the fair value of an equity security is deemed to be other than temporary, the security is written down to fair value and the amount of the writedown is included in net income as a realized investment loss.

The following table summarizes, for all investment securities in an unrealized loss position at December 31, 2010, the aggregate fair value and gross unrealized depreciation, including unrealized other-than-temporary impairment losses, by investment category and length of time that individual securities have continuously been in an unrealized loss position:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation
	(in millions)					
Fixed maturities						
Tax exempt	$2,498	$ 79	$284	$ 43	$2,782	$122
Taxable						
U.S. Government and government agency and authority obligations	111	3	45	6	156	9
Corporate bonds	474	12	166	9	640	21
Foreign government and government agency obligations	990	12	27	1	1,017	13
Residential mortgage-backed securities	9	1	41	5	50	6
Commercial mortgage-backed securities	38	1	—	—	38	1
	1,622	29	279	21	1,901	50
Total fixed maturities	4,120	108	563	64	4,683	172
Equity securities	69	14	299	61	368	75
	$4,189	$122	$862	$125	$5,051	$247

At December 31, 2010, approximately 695 individual fixed maturity and equity securities were in an unrealized loss position, of which approximately 660 were fixed maturities. The Corporation does not have the intent to sell and it is not more likely than not that the Corporation will be required to sell these fixed maturities before the securities recover to their amortized cost value. In addition, the Corporation believes that none of the declines in the fair values of these fixed maturities relate to credit losses. The Corporation has the intent and ability to hold the equity securities in an unrealized loss position for a period of time sufficient to allow for the recovery of cost. The Corporation believes that none of the declines in the fair value of these fixed maturities and equity securities were other than temporary at December 31, 2010.

The following table summarizes, for all investment securities in an unrealized loss position at December 31, 2009, the aggregate fair value and gross unrealized depreciation, including unrealized other-than-temporary impairment losses, by investment category and length of time that individual securities have continuously been in an unrealized loss position:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation
	(in millions)					
Fixed maturities						
Tax exempt	$ 542	$ 8	$1,048	$ 58	$1,590	$ 66
Taxable						
U.S. Government and government agency and authority obligations	195	6	44	4	239	10
Corporate bonds	657	19	88	5	745	24
Foreign government and government agency obligations	809	11	—	—	809	11
Residential mortgage-backed securities	9	4	89	16	98	20
Commercial mortgage-backed securities	—	—	1,273	49	1,273	49
	1,670	40	1,494	74	3,164	114
Total fixed maturities	2,212	48	2,542	132	4,754	180
Equity securities	82	6	393	37	475	43
	$2,294	$54	$2,935	$169	$5,229	$223

The change in unrealized appreciation or depreciation of investments carried at fair value, including the change in unrealized other-than-temporary impairment losses and the cumulative effect adjustment of $30 million as a result of adopting new guidance related to the recognition and presentation of other-than-temporary impairments during 2009 was as follows:

	Years Ended December 31		
	2010	2009	2008
	(in millions)		
Change in unrealized appreciation or depreciation of fixed maturities	$ 70	$1,524	$ (533)
Change in unrealized appreciation or depreciation of equity securities	47	302	(497)
	117	1,826	(1,030)
Deferred income tax (credit)	41	639	(361)
	$ 76	$1,187	$ (669)

(c) The sources of net investment income were as follows:

	Years Ended December 31		
	2010	2009	2008
	(in millions)		
Fixed maturities	$1,564	$1,548	$1,559
Equity securities	47	35	49
Short term investments	9	21	72
Other	45	45	52
Gross investment income	1,665	1,649	1,732
Investment expenses	35	39	32
	$1,630	$1,610	$1,700

(d) Realized investment gains and losses were as follows:

	Years Ended December 31		
	2010	2009	2008
		(in millions)	
Fixed maturities			
Gross realized gains	$ 98	$110	$ 109
Gross realized losses	(26)	(38)	(43)
Other-than-temporary impairment losses	(5)	(23)	(111)
	67	49	(45)
Equity securities			
Gross realized gains	50	84	125
Gross realized losses	(1)	—	(93)
Other-than-temporary impairment losses	(6)	(89)	(335)
	43	(5)	(303)
Other invested assets	316	(21)	(56)
Harbor Point	—	—	33
	$426	$ 23	$(371)

In 2005, the Corporation transferred its ongoing reinsurance business and certain related assets to Harbor Point Limited (which merged into Alterra Capital Holdings Limited in May 2010). The transaction resulted in a pre-tax gain of $204 million of which $33 million was recognized in 2008.

(e) As of December 31, 2010 and 2009, fixed maturities still held by the Corporation for which a portion of their other-than-temporary impairment losses were recognized in other comprehensive income had cumulative credit-related losses of $21 million and $20 million, respectively, recognized in net income.

(4) Deferred Policy Acquisition Costs

Policy acquisition costs deferred and the related amortization reflected in operating results were as follows:

	Years Ended December 31		
	2010	2009	2008
		(in millions)	
Balance, beginning of year	$ 1,533	$ 1,532	$ 1,556
Costs deferred during year			
Commissions and brokerage	1,734	1,663	1,736
Premium taxes and assessments	242	240	256
Salaries and operating costs	1,121	1,091	1,148
	3,097	2,994	3,140
Foreign currency translation effect	(1)	28	(41)
Amortization during year	(3,067)	(3,021)	(3,123)
Balance, end of year	$ 1,562	$ 1,533	$ 1,532

(5) Property and Equipment

Property and equipment included in other assets were as follows:

	December 31	
	2010	2009
	(in millions)	
Cost	$634	$678
Accumulated depreciation	337	368
	$297	$310

Depreciation expense related to property and equipment was $63 million, $69 million and $64 million for 2010, 2009 and 2008, respectively.

(6) Unpaid Losses and Loss Expenses

(a) The process of establishing loss reserves is complex and imprecise as it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective estimates and judgments as to the P&C Group's ultimate exposure to losses are an integral component of the loss reserving process. The loss reserve estimation process relies on the basic assumption that past experience, adjusted for the effects of current developments and likely trends, is an appropriate basis for predicting future outcomes.

Most of the P&C Group's loss reserves relate to long tail liability classes of business. For many liability claims, significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss and the settlement of the claim. The longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary.

There are numerous factors that contribute to the inherent uncertainty in the process of establishing loss reserves. Among these factors are changes in the inflation rate for goods and services related to covered damages such as medical care and home repair costs; changes in the judicial interpretation of policy provisions relating to the determination of coverage; changes in the general attitude of juries in the determination of liability and damages; legislative actions; changes in the medical condition of claimants; changes in the estimates of the number and/or severity of claims that have been incurred but not reported as of the date of the financial statements; and changes in the P&C Group's book of business, underwriting standards and/or claim handling procedures.

In addition, the uncertain effects of emerging or potential claims and coverage issues that arise as legal, judicial and social conditions change must be taken into consideration. These issues have had, and may continue to have, a negative effect on loss reserves by either extending coverage beyond the original underwriting intent or by increasing the number or size of claims. As a result of such issues, the uncertainties inherent in estimating ultimate claim costs on the basis of past experience have grown, further complicating the already complex loss reserving process.

Management believes that the aggregate loss reserves of the P&C Group at December 31, 2010 were adequate to cover claims for losses that had occurred as of that date, including both those known and those yet to be reported. In establishing such reserves, management considers facts currently known and the present state of the law and coverage litigation. However, given the significant uncertainties inherent in the loss reserving process, it is possible that management's estimate of the ultimate liability for losses that had occurred as of December 31, 2010 may change, which could have a material effect on the Corporation's results of operations and financial condition.

(b) A reconciliation of the beginning and ending liability for unpaid losses and loss expenses, net of reinsurance recoverable, and a reconciliation of the net liability to the corresponding liability on a gross basis is as follows:

	2010	2009	2008
		(in millions)	
Gross liability, beginning of year	$22,839	$22,367	$22,623
Reinsurance recoverable, beginning of year	2,053	2,212	2,307
Net liability, beginning of year	20,786	20,155	20,316
Net incurred losses and loss expenses related to			
Current year	7,245	7,030	7,771
Prior years	(746)	(762)	(873)
	6,499	6,268	6,898
Net payments for losses and loss expenses related to			
Current year	2,280	1,943	2,401
Prior years	4,074	4,063	4,108
	6,354	6,006	6,509
Foreign currency translation effect	(30)	369	(550)
Net liability, end of year	20,901	20,786	20,155
Reinsurance recoverable, end of year	1,817	2,053	2,212
Gross liability, end of year	$22,718	$22,839	$22,367

Changes in loss reserve estimates are unavoidable because such estimates are subject to the outcome of future events. Loss trends vary and time is required for changes in trends to be recognized and confirmed. During 2010, the P&C Group experienced overall favorable development of $746 million on net unpaid losses and loss expenses established as of the previous year end. This compares with favorable prior year development of $762 million in 2009 and $873 million in 2008. Such favorable development was reflected in operating results in these respective years.

The net favorable development of $746 million in 2010 was due to various factors. Overall favorable development of about $315 million was experienced in the professional liability classes other than fidelity, including about $190 million outside the United States. The most significant amount of favorable development occurred in the directors and officers liability class, particularly outside the United States, with additional favorable development in the fiduciary liability and employment practices liability classes, partially offset by adverse development experienced in the errors and omissions liability class. The aggregate reported loss activity related to accident years 2007 and prior was less than expected, reflecting a favorable business climate, lower policy limits and better terms and conditions. Favorable development of about $265 million in the aggregate was experienced in the personal and commercial liability classes. Favorable development in the more recent accident years, particularly in accident years 2004 to 2008, more than offset adverse development in accident years 2000 and prior, which included $61 million of incurred losses related to toxic waste claims. The overall frequency and severity of prior period liability claims were lower than expected and the effects of underwriting changes that affected these years have been more positive than expected, especially in the commercial excess liability class. Favorable development of about $110 million in the aggregate was experienced in the personal and commercial property classes, primarily related to the 2008 and 2009 accident years. The severity and frequency of late developing property claims that emerged during 2010 were lower than expected. Unfavorable development of about $70 million was experienced in the fidelity class due to higher than expected reported loss emergence, mainly related to the 2009 accident year and primarily in the United States. Favorable development of about $40 million was experienced in the personal automobile business due primarily to lower than expected frequency of prior year claims. Favorable development of about $40 million was experienced in the surety business due to lower than expected loss emergence in recent accident years. Favorable development of about $25 million was experienced in the run-off of the reinsurance assumed business due primarily to better than expected reported loss activity from cedants.

The net favorable development of $762 million in 2009 was due to various factors. Favorable development of about $340 million was experienced in the professional liability classes other than fidelity, including about $110 million outside the United States. A significant amount of favorable development occurred in the directors and officers liability, fiduciary liability and employment practices liability classes. A modest amount of unfavorable development was experienced in the errors and omissions liability class, particularly outside the United States. A majority of the favorable development in the professional liability classes was in accident years 2004 through 2006. Reported loss activity related to these accident years was less than expected reflecting a favorable business climate, lower policy limits and better terms and conditions. Favorable development of about $160 million in the aggregate was experienced in the homeowners and commercial property classes, primarily related to the 2007 and 2008 accident years. The severity of late reported property claims that emerged during 2009 was lower than expected and development on prior year catastrophe events was favorable. Favorable development of about $150 million in the aggregate was experienced in the commercial and personal liability classes. Favorable development in more recent accident years, particularly 2004 through 2006, was partially offset by adverse development in accident years 1999 and prior, which included $90 million of incurred losses related to toxic waste claims. The frequency and severity of prior period excess and primary liability claims have been generally lower than expected and the effects of underwriting changes that affected these years appear to have been more positive than expected. Favorable development of about $55 million was experienced in the run-off of the reinsurance assumed business due primarily to better than expected reported loss activity from cedants. Favorable development of about $35 million was experienced in the surety business due to lower than expected loss emergence, mainly related to more recent accident years. Favorable development of about $30 million was experienced in the personal automobile business due primarily to lower than expected severity.

The net favorable development of $873 million in 2008 was due to various factors. Favorable development of about $390 million was experienced in the professional liability classes other than fidelity, including about $150 million outside the United States. Favorable development occurred in each of the primary professional liability classes, including directors and officers liability, errors and omissions liability, fiduciary liability and employment practices liability. A majority of this favorable development was in the 2004 and 2005 accident years. Reported loss activity related to these accident years was less than expected, reflecting a favorable business climate, lower policy limits and better terms and conditions. Favorable development of about $170 million in the aggregate was experienced in the homeowners and commercial property classes, primarily related to the 2006 and 2007 accident years. Favorable development of about $120 million was experienced in the commercial liability classes. Favorable development in these classes, particularly excess liability and multiple peril liability in accident years 2002 through 2006, more than offset adverse development in accident years prior to 1998, which was mostly due to the $85 million related to toxic waste claims. Favorable development of about $75 million was experienced in the fidelity class due to lower than expected reported loss emergence, particularly outside the United States, mainly related to recent accident years. Favorable development of about $60 million was experienced in the run-off of the reinsurance assumed business due primarily to better than expected reported loss activity from cedants. Favorable development of about $30 million was experienced in the workers' compensation class due in part to further recognition of the positive effects of reforms in California. Favorable development of about $30 million was experienced in the personal automobile business due primarily to lower than expected severity.

(c) The estimation of loss reserves relating to asbestos and toxic waste claims on insurance policies written many years ago is subject to greater uncertainty than other types of claims due to inconsistent court decisions as well as judicial interpretations and legislative actions that in some cases have tended to broaden coverage beyond the original intent of such policies and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with a continuing uncertainty in its efforts to quantify these exposures.

Asbestos remains the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. Asbestos claims relate primarily to bodily injuries asserted by those who came in contact with asbestos or products containing asbestos. Tort theory affecting asbestos litigation has evolved over the years. Early court cases established the "continuous trigger" theory with respect to insurance coverage. Under this theory, insurance coverage is deemed to be triggered from the time a claimant is first exposed to asbestos until the manifestation of any disease. This interpretation of a policy trigger can involve insurance policies over many years and increases insurance companies' exposure to liability.

New asbestos claims and new exposures on existing claims have continued despite the fact that usage of asbestos has declined since the mid-1970's. Many claimants were exposed to multiple asbestos products over an extended period of time. As a result, claim filings typically name dozens of defendants. The plaintiffs' bar has solicited new claimants through extensive advertising and through asbestos medical screenings. A vast majority of asbestos bodily injury claims are filed by claimants who do not show any signs of asbestos related disease. New asbestos cases are often filed in those jurisdictions with a reputation for judges and juries that are extremely sympathetic to plaintiffs.

Approximately 80 manufacturers and distributors of asbestos products have filed for bankruptcy protection as a result of asbestos related liabilities. A bankruptcy sometimes involves an agreement to a plan between the debtor and its creditors, including current and future asbestos claimants. Although the debtor is negotiating in part with its insurers' money, insurers are generally given only limited opportunity to be heard. In addition to contributing to the overall number of claims, bankruptcy proceedings have also caused increased settlement demands against remaining solvent defendants.

There have been some positive legislative and judicial developments in the asbestos environment over the past several years. Various challenges to the mass screening of claimants have been mounted which have led to higher medical evidentiary standards. Also, a number of states have implemented legislative and judicial reforms that focus the courts' resources on the claims of the most seriously injured. Those who allege serious injury and can present credible evidence of their injuries are receiving priority trial settings in the courts, while those who have not shown any credible disease manifestation are having their hearing dates delayed or placed on an inactive docket, which preserves the right to pursue litigation in the future. Further, a number of key jurisdictions have adopted venue reform that requires plaintiffs to have a connection to the jurisdiction in order to file a complaint. Finally, in recognition that many aspects of bankruptcy plans are unfair to certain classes of claimants and to the insurance industry, these plans are beginning to be closely scrutinized by the courts and rejected when appropriate.

The P&C Group's most significant individual asbestos exposures involve products liability on the part of "traditional" defendants who were engaged in the manufacture, distribution or installation of products containing asbestos. The P&C Group wrote excess liability and/or general liability coverages for these insureds. While these insureds are relatively few in number, their exposure has become substantial due to the increased volume of claims, the erosion of the underlying limits and the bankruptcies of target defendants.

The P&C Group's other asbestos exposures involve products and non-products liability on the part of "peripheral" defendants, including a mix of manufacturers, distributors and installers of certain products that contain asbestos in small quantities and owners or operators of properties where asbestos was present. Generally, these insureds are named defendants on a regional rather than a nationwide basis. As the financial resources of traditional asbestos defendants have been depleted, plaintiffs are targeting these viable peripheral parties with greater frequency and, in many cases, for large awards.

Asbestos claims against the major manufacturers, distributors or installers of asbestos products were typically presented under the products liability section of primary general liability policies as well as under excess liability policies, both of which typically had aggregate limits that capped an insurer's exposure. In recent years, a number of asbestos claims by insureds are being presented as "non-products" claims, such as those by installers of asbestos products and by property owners or operators who allegedly had asbestos on their property, under the premises or operations section of primary general liability policies. Unlike products exposures, these non-products exposures typically had no aggregate limits on coverage, creating potentially greater exposure. Further, in an effort to seek additional insurance coverage, some insureds with installation activities who have substantially eroded their products coverage are presenting new asbestos claims as non-products operations claims or attempting to reclassify previously settled products claims as non-products claims to restore a portion of previously exhausted products aggregate limits. It is difficult to predict whether insureds will be successful in asserting claims under non-products coverage or whether insurers will be successful in asserting additional defenses. Accordingly, the ultimate cost to insurers of the claims for coverage not subject to aggregate limits is uncertain.

Various U.S. federal proposals to solve the ongoing asbestos litigation crisis have been considered by the U.S. Congress over the past few years, but none have yet been enacted. The prospect of federal asbestos reform legislation remains uncertain.

In establishing asbestos reserves, the exposure presented by each insured is evaluated. As part of this evaluation, consideration is given to a variety of factors including the available insurance coverage; limits and deductibles; the jurisdictions involved; past settlement values of similar claims; the potential role of other insurance, particularly underlying coverage below excess liability policies; potential bankruptcy impact; relevant judicial interpretations; and applicable coverage defenses, including asbestos exclusions.

Significant uncertainty remains as to the ultimate liability of the P&C Group related to asbestos related claims. This uncertainty is due to several factors including the long latency period between asbestos exposure and disease manifestation and the resulting potential for involvement of multiple policy periods for individual claims; plaintiffs' expanding theories of liability and increased focus on peripheral defendants; the volume of claims by unimpaired plaintiffs and the extent to which they can be precluded from making claims; the efforts by insureds to claim the right to non-products coverage not subject to aggregate limits; the number of insureds seeking bankruptcy protection as a result of asbestos related liabilities; the ability of claimants to bring a claim in a state in which they have no residency or exposure; the impact of the exhaustion of primary limits and the resulting increase in claims on excess liability policies that the P&C Group has issued; inconsistent court decisions and diverging legal interpretations; and the possibility, however remote, of federal legislation that would address the asbestos problem. These significant uncertainties are not likely to be resolved in the near future.

Toxic waste claims relate primarily to pollution and related cleanup costs. The P&C Group's insureds have two potential areas of exposure: hazardous waste dump sites and pollution at the insured site primarily from underground storage tanks and manufacturing processes.

The U.S. federal Comprehensive Environmental Response Compensation and Liability Act of 1980 (Superfund) has been interpreted to impose strict, retroactive and joint and several liability on potentially responsible parties (PRPs) for the cost of remediating hazardous waste sites. Most sites have multiple PRPs.

Most PRPs named to date are parties who have been generators, transporters, past or present landowners or past or present site operators. Insurance policies issued to PRPs were not intended to cover claims arising from gradual pollution. Environmental remediation claims tendered by PRPs and others to insurers have frequently resulted in disputes over insurers' contractual obligation with respect to pollution claims. The resulting litigation against insurers extends to issues of liability, coverage and other policy provisions.

There is substantial uncertainty involved in estimating the P&C Group's liabilities related to these claims. First, the liabilities of the claimants are extremely difficult to estimate. At any given waste site, the allocation of remediation costs among governmental authorities and the PRPs varies greatly depending on a variety of factors. Second, different courts have addressed liability and coverage issues regarding pollution claims and have reached inconsistent conclusions in their interpretation of several issues. These significant uncertainties are not likely to be resolved definitively in the near future.

Uncertainties also remain as to the Superfund law itself. Superfund's taxing authority expired on December 31, 1995 and has not been re-enacted. Federal legislation appears to be at a standstill. At this time, it is not possible to predict the direction that any reforms may take, when they may occur or the effect that any changes may have on the insurance industry.

Without federal movement on Superfund reform, the enforcement of Superfund liability has occasionally shifted to the states. States are being forced to reconsider state-level cleanup statutes and regulations. As individual states move forward, the potential for conflicting state regulation becomes greater. In a few states, cases have been brought against insureds or directly against insurance companies for environmental pollution and natural resources damages. To date, only a few natural resources claims have been filed and they are being vigorously defended. Significant uncertainty remains as to the cost of remediating the state sites. Because of the large number of state sites, such sites could prove even more costly in the aggregate than Superfund sites.

In establishing toxic waste reserves, the exposure presented by each insured is evaluated. As part of this evaluation, consideration is given to the probable liability, available insurance coverage, past settlement values of similar claims, relevant judicial interpretations, applicable coverage defenses as well as facts that are unique to each insured.

Management believes that the loss reserves carried at December 31, 2010 for asbestos and toxic waste claims were adequate. However, given the judicial decisions and legislative actions that have broadened the scope of coverage and expanded theories of liability in the past and the possibilities of similar interpretations in the future, it is possible that the estimate of loss reserves relating to these exposures may increase in future periods as new information becomes available and as claims develop.

(7) Debt and Credit Arrangements

(a) Long term debt consisted of the following:

	December 31	
	2010	2009
	(in millions)	
6% notes due November 15, 2011	$ 400	$ 400
5.2% notes due April 1, 2013	275	275
5.75% notes due May 15, 2018	600	600
6.6% debentures due August 15, 2018	100	100
6.8% debentures due November 15, 2031	200	200
6% notes due May 11, 2037	800	800
6.5% notes due May 15, 2038	600	600
6.375% capital securities due March 29, 2067	1,000	1,000
	$3,975	$3,975

The 6% notes due in 2011, the 5.2% notes, the 5.75% notes, the 6.6% debentures, the 6.8% debentures, the 6% notes due in 2037 and the 6.5% notes are all unsecured obligations of Chubb. Chubb generally may redeem some or all of the notes and debentures prior to maturity in accordance with the terms of each debt instrument.

Chubb has outstanding $1.0 billion of unsecured junior subordinated capital securities. The capital securities will become due on April 15, 2037, the scheduled maturity date, but only to the extent that Chubb has received sufficient net proceeds from the sale of certain qualifying capital securities. Chubb must use its commercially reasonable efforts, subject to certain market disruption events, to sell enough qualifying capital securities to permit repayment of the capital securities on the scheduled maturity date or as soon thereafter as possible. Any remaining outstanding principal amount will be due on March 29, 2067, the final maturity date. The capital securities bear interest at a fixed rate of 6.375% through April 14, 2017. Thereafter, the capital securities will bear interest at a rate equal to the three-month LIBOR rate plus 2.25%. Subject to certain conditions, Chubb has the right to defer the payment of interest on the capital securities for a period not exceeding ten consecutive years. During any such period, interest will continue to accrue and Chubb generally may not declare or pay any dividends on or purchase any shares of its capital stock.

In connection with the issuance of the capital securities, Chubb entered into a replacement capital covenant in which it agreed that it will not repay, redeem, or purchase the capital securities before March 29, 2047, unless, subject to certain limitations, it has received proceeds from the sale of replacement capital securities, as defined. The replacement capital covenant is not intended for the benefit of holders of the capital securities and may not be enforced by them. The replacement capital covenant is for the benefit of holders of one or more designated series of Chubb's indebtedness, which will initially be its 6.8% debentures due November 15, 2031.

Subject to the replacement capital covenant, the capital securities may be redeemed, in whole or in part, at any time on or after April 15, 2017 at a redemption price equal to the principal amount plus any accrued interest or prior to April 15, 2017 at a redemption price equal to the greater of (i) the principal amount or (ii) a make-whole amount, in each case plus any accrued interest.

The amounts of long term debt due annually during the five years subsequent to December 31, 2010 are as follows:

Years Ending December 31	(in millions)
2011	$400
2012	—
2013	275
2014	—
2015	—

(b) Interest costs of $248 million were incurred in 2010 and 2009 and $240 million were incurred in 2008. Interest paid was $244 million in 2010 and 2009 and $232 million in 2008.

(c) Chubb has a revolving credit agreement with a group of banks that provides for up to $500 million of unsecured borrowings. There have been no borrowings under this agreement. Various interest rate options are available to Chubb, all of which are based on market interest rates. Chubb pays a fee to have this revolving credit facility available. The agreement contains customary restrictive covenants including a covenant to maintain a minimum consolidated shareholders' equity, as adjusted. At December 31, 2010, Chubb was in compliance with all such covenants. The revolving credit facility is available for general corporate purposes and to support Chubb's commercial paper borrowing arrangement. The agreement has a termination date of October 19, 2012. Under the agreement, Chubb is permitted to request on two occasions, at any time during the remaining term of the agreement, an extension of the maturity date for an additional one year period. On the termination date of the agreement, any borrowings then outstanding become payable.

(8) Federal and Foreign Income Tax

(a) Income tax expense and taxes paid consisted of the following components:

	Years Ended December 31		
	2010	2009	2008
	(in millions)		
Income tax expense			
Current tax			
United States	$436	$532	$457
Foreign	242	161	202
Deferred tax (credit), principally United States	136	86	(56)
	$814	$779	$603
Federal and foreign income taxes paid	$500	$720	$739

(b) The effective income tax rate is different than the statutory federal corporate tax rate. The reasons for the different effective tax rate were as follows:

	Years Ended December 31					
	2010		2009		2008	
	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
			(in millions)			
Income before federal and foreign income tax	$2,988		$2,962		$2,407	
Tax at statutory federal income tax rate	$1,046	35.0%	$1,037	35.0%	$ 842	35.0%
Tax exempt interest income	(241)	(8.1)	(239)	(8.1)	(235)	(9.7)
Other, net	9	.3	(19)	(.6)	(4)	(.2)
Actual tax	$ 814	27.2%	$ 779	26.3%	$ 603	25.1%

(c) The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities were as follows:

	December 31	
	2010	2009
	(in millions)	
Deferred income tax assets		
Unpaid losses and loss expenses	$ 643	$ 650
Unearned premiums	334	335
Foreign tax credits	834	879
Employee compensation	125	131
Postretirement benefits	165	171
Other-than-temporary impairment losses	290	287
Total	2,391	2,453
Deferred income tax liabilities		
Deferred policy acquisition costs	441	439
Unremitted earnings of foreign subsidiaries	936	932
Unrealized appreciation of investments	603	562
Other invested assets	212	128
Other, net	101	120
Total	2,293	2,181
Net deferred income tax asset	$ 98	$ 272

Although realization of deferred income tax assets is not assured, management believes that it is more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance was recorded at December 31, 2010 or 2009.

(d) Chubb and its domestic subsidiaries file a consolidated federal income tax return with the U.S. Internal Revenue Service (IRS). The Corporation also files income tax returns with various state and foreign tax authorities. The U.S. income tax returns for years prior to 2007 are no longer subject to examination by the IRS. The examination of the U.S. income tax returns for 2007, 2008 and 2009 is expected to be completed in 2012. Management does not anticipate any assessments for tax years that remain subject to examination that would have a material effect on the Corporation's financial position or results of operations.

(9) Reinsurance

In the ordinary course of business, the P&C Group assumes and cedes reinsurance with other insurance companies. Reinsurance is ceded to provide greater diversification of risk and to limit the P&C Group's maximum net loss arising from large risks or catastrophic events.

A large portion of the P&C Group's ceded reinsurance is effected under contracts known as treaties under which all risks meeting prescribed criteria are automatically covered. Most of these arrangements consist of excess of loss and catastrophe contracts that protect against a specified part or all of certain types of losses over stipulated amounts arising from any one occurrence or event. In certain circumstances, reinsurance is also effected by negotiation on individual risks.

Ceded reinsurance contracts do not relieve the P&C Group of the primary obligation to its policyholders. Thus, an exposure exists with respect to reinsurance ceded to the extent that any reinsurer is unable or unwilling to meet its obligations assumed under the reinsurance contracts. The P&C Group monitors the financial strength of its reinsurers on an ongoing basis.

Premiums earned and insurance losses and loss expenses are reported net of reinsurance in the consolidated statements of income.

The effect of reinsurance on the premiums written and earned of the P&C Group was as follows:

	Years Ended December 31		
	2010	2009	2008
		(in millions)	
Direct premiums written	$11,952	$11,813	$12,443
Reinsurance assumed	391	370	549
Reinsurance ceded	(1,107)	(1,106)	(1,210)
Net premiums written	$11,236	$11,077	$11,782
Direct premiums earned	$11,949	$12,058	$12,441
Reinsurance assumed	363	435	607
Reinsurance ceded	(1,097)	(1,162)	(1,220)
Net premiums earned	$11,215	$11,331	$11,828

In 2005, the Corporation transferred its ongoing reinsurance assumed business and certain related assets to Harbor Point Limited (which merged into Alterra Capital Holdings Limited in May 2010).

The ceded reinsurance premiums written and earned included $7 million and $14 million, respectively, in 2010 and $40 million and $111 million, respectively, in 2009 and $195 million and $243 million, respectively, in 2008 that were ceded to Harbor Point or its successor company as part of the transfer arrangement.

Ceded losses and loss expenses, which reduce losses and loss expenses incurred, were $392 million, $291 million and $417 million in 2010, 2009 and 2008, respectively. The ceded losses and loss expenses in 2010, 2009 and 2008 included $(9) million, $64 million and $163 million, respectively, that were ceded to Harbor Point or its successor company as part of the transfer arrangement.

(10) Stock-Based Employee Compensation Plans

The Corporation has two stock-based employee compensation plans, the Long-Term Incentive Plan and the Employee Stock Purchase Plan. The compensation cost with respect to these plans was $81 million, $80 million and $81 million in 2010, 2009 and 2008, respectively. The total income tax benefit included in net income with respect to these stock-based compensation arrangements was $28 million in 2010, 2009 and 2008.

As of December 31, 2010, there was $86 million of unrecognized compensation cost related to nonvested awards. That cost is expected to be reflected in operating results over a weighted average period of 1.7 years.

(a) The Long-Term Incentive Plan provides for the granting of restricted stock units, restricted stock, performance units, stock options and other stock-based awards to key employees. The maximum number of shares of Chubb's common stock in respect to which stock-based awards may be granted under the plan most recently approved by shareholders is 8,650,000 shares. Additional shares of Chubb's common stock may also become available for grant in connection with the cancellation, forfeiture and/or settlement of awards previously granted. At December 31, 2010, 8,245,970 shares were available for grant.

Restricted Stock Units, Restricted Stock and Performance Units

Restricted stock unit awards are payable in cash, in shares of Chubb's common stock or in a combination of both. Restricted stock units are not considered to be outstanding shares of common stock, have no voting rights and are subject to forfeiture during the restriction period. Holders of restricted stock units may receive dividend equivalents. Restricted stock awards consist of shares of Chubb's common stock granted at no cost to the employees. Shares of restricted stock become outstanding when granted, receive dividends and have voting rights. The shares are subject to forfeiture and to restrictions that prevent their sale or transfer during the restriction period. Performance unit awards are based on the achievement of performance goals over three year performance periods. Performance unit awards are payable in cash, in shares of Chubb's common stock or in a combination of both.

An amount equal to the fair value at the date of grant of restricted stock unit awards, restricted stock awards and performance unit awards is expensed over the vesting period. The weighted average fair value per share of the restricted stock units granted was $51.04, $40.38 and $50.44 in 2010, 2009 and 2008, respectively. The weighted average fair value per share of the performance units granted was $60.06, $45.60 and $51.46 in 2010, 2009 and 2008, respectively.

Additional information with respect to restricted stock units and performance units is as follows:

	Restricted Stock Units		Performance Units*	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested, January 1, 2010	3,175,851	$46.52	1,379,121	$48.14
Granted	1,013,424	51.04	626,152	60.06
Vested	(903,707)	49.96	(588,713)	51.46
Forfeited	(126,303)	47.92	(32,330)	52.42
Nonvested, December 31, 2010	3,159,265	46.93	1,384,230	52.02

* The number of shares earned may range from 0% to 200% of the performance units shown in the table above.

** The performance units earned in 2010 were 151.4% of the vested shares shown in the table, or 891,311 shares.

The total fair value of restricted stock units and restricted stock that vested during 2010, 2009 and 2008 was $46 million, $41 million and $65 million, respectively. The total fair value of performance units that vested during 2010, 2009 and 2008 was $53 million, $41 million and $57 million, respectively.

Stock Options

Stock options are granted at exercise prices not less than the fair value of Chubb's common stock on the date of grant. The terms and conditions upon which options become exercisable may vary among grants. Options expire no later than ten years from the date of grant.

An amount equal to the fair value of stock options at the date of grant is expensed over the period that such options become exercisable. The weighted average fair value per stock option granted during 2010, 2009 and 2008 was $9.46, $6.34 and $6.04, respectively. The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2010	2009	2008
Risk-free interest rate	2.5%	2.0%	2.5%
Expected volatility	25.0%	23.8%	16.4%
Dividend yield	2.9%	3.4%	2.5%
Expected average term (in years)	5.2	5.4	3.9

Additional information with respect to stock options is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in millions)
Outstanding, January 1, 2010	4,915,461	$35.86		
Granted	98,299	50.92		
Exercised	(1,784,423)	33.38		
Forfeited	(70,641)	42.55		
Outstanding, December 31, 2010	3,158,696	37.58	2.2	70
Exercisable, December 31, 2010	2,949,342	36.93	1.8	67

The total intrinsic value of the stock options exercised during 2010, 2009 and 2008 was $37 million, $12 million and $52 million, respectively. The Corporation received cash of $58 million, $26 million and $74 million during 2010, 2009 and 2008, respectively, from the exercise of stock options. The tax benefit realized with respect to the exercise of stock options was $11 million in 2010, $4 million in 2009 and $19 million in 2008.

(b) Under the Employee Stock Purchase Plan, substantially all employees are eligible to receive rights to purchase shares of Chubb's common stock at a fixed price at the end of the offering period. The price is determined on the date the purchase rights are granted and the offering period cannot exceed 27 months. The number of shares an eligible employee may purchase is based on the employee's compensation. An amount equal to the fair value of purchase rights at the date of grant is expensed over the offering period. No purchase rights have been granted since 2002.

(11) Employee Benefits

(a) The Corporation has several non-contributory defined benefit pension plans covering substantially all employees. Prior to 2001, benefits were generally based on an employee's years of service and average compensation during the last five years of employment. Effective January 1, 2001, the Corporation changed the formula for providing pension benefits from the final average pay formula to a cash balance formula. Under the cash balance formula, a notional account is established for each employee, which is credited semi-annually with an amount equal to a percentage of eligible compensation based on age and years of service plus interest based on the account balance. Employees hired prior to 2001 will generally be eligible to receive vested benefits based on the higher of the final average pay or cash balance formulas.

The Corporation's funding policy is to contribute amounts that meet regulatory requirements plus additional amounts determined by management based on actuarial valuations, market conditions and other factors. This may result in no contribution being made in a particular year.

The Corporation also provides certain other postretirement benefits, principally health care and life insurance, to retired employees and their beneficiaries and covered dependents. Substantially all employees hired before January 1, 1999 may become eligible for these benefits upon retirement if they meet minimum age and years of service requirements. Health care coverage is contributory. Retiree contributions vary based upon a retiree's age, type of coverage and years of service with the Corporation. Life insurance coverage is non-contributory.

The Corporation funds a portion of the health care benefits obligation where such funding can be accomplished on a tax effective basis. Benefits are paid as covered expenses are incurred.

The funded status of the pension and other postretirement benefit plans at December 31, 2010 and 2009 was as follows:

	Pension Benefits		Other Postretirement Benefits	
	2010	2009	2010	2009
Benefit obligation, beginning of year	$1,900	$1,761	$338	$315
Service cost	75	73	11	10
Interest cost	112	104	21	19
Actuarial loss	92	34	32	3
Benefits paid	(63)	(87)	(11)	(10)
Foreign currency translation effect	(2)	15	1	1
Benefit obligation, end of year	2,114	1,900	392	338
Plan assets at fair value	1,922	1,558	65	50
Funded status at end of year, included in other liabilities	$ 192	$ 342	$327	$288

Net actuarial loss and prior service cost included in accumulated other comprehensive income that were not yet recognized as components of net benefit costs at December 31, 2010 and 2009 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2010	2009	2010	2009
	(in millions)			
Net actuarial loss	$637	$681	$80	$54
Prior service cost (benefit)	24	28	—	(2)
	$661	$709	$80	$52

The accumulated benefit obligation for the pension plans was $1,784 million and $1,593 million at December 31, 2010 and 2009, respectively. The accumulated benefit obligation is the present value of pension benefits earned as of the measurement date based on employee service and compensation prior to that date. It differs from the pension benefit obligation in the table above in that the accumulated benefit obligation includes no assumptions regarding future compensation levels.

The weighted average assumptions used to determine the benefit obligations were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2010	2009	2010	2009
Discount rate	5.75%	6.0%	5.75%	6.0%
Rate of compensation increase	4.5	4.5	—	—

The Corporation made pension plan contributions of $207 million and $228 million during 2010 and 2009, respectively. The Corporation made other postretirement benefit plan contributions of $10 million during 2010 and 2009.

The components of net pension and other postretirement benefit costs reflected in net income and other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended December 31, 2010, 2009 and 2008 were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
	(in millions)					
Costs reflected in net income						
Service cost	$ 75	$ 73	$ 76	$11	$10	$10
Interest cost	112	104	99	21	19	17
Expected return on plan assets	(131)	(118)	(114)	(4)	(4)	(3)
Amortization of net actuarial loss and prior service cost and other	64	46	51	2	1	1
	$ 120	$ 105	$ 112	$30	$26	$25
Changes in plan assets and benefit obligations recognized in other comprehensive income						
Net actuarial loss (gain)	$ 16	$ (83)	$462	$30	$(4)	$27
Amortization of net actuarial loss and prior service cost and other	(64)	(46)	(51)	(2)	(1)	(1)
	$(48)	$(129)	$411	$28	$(5)	$26

The estimated aggregate net actuarial loss and prior service cost that will be amortized from accumulated other comprehensive income into net benefit costs during 2011 for the pension and other postretirement benefit plans is $70 million.

The weighted average assumptions used to determine net pension and other postretirement benefit costs were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Discount rate	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Rate of compensation increase	4.5	4.5	4.5	—	—	—
Expected long term rate of return on plan assets	8.0	8.0	8.0	8.0	8.0	8.0

The weighted average health care cost trend rate assumptions used to measure the expected cost of medical benefits were as follows:

	December 31	
	2010	2009
Health care cost trend rate for next year	8.4%	8.7%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.5	4.5
Year that the rate reaches the ultimate trend rate	2028	2028

The health care cost trend rate assumption has a significant effect on the amount of the accumulated other postretirement benefit obligation and the net other postretirement benefit cost reported. To illustrate, a one percent increase or decrease in the trend rate for each year would increase or decrease the accumulated other postretirement benefit obligation at December 31, 2010 by approximately $68 million and the aggregate of the service and interest cost components of net other postretirement benefit cost for the year ended December 31, 2010 by approximately $6 million.

The long term objective of the pension plan is to provide sufficient funding to cover expected benefit obligations, while assuming a prudent level of portfolio risk. The assets of the pension plan are invested, either directly or through pooled funds, in a diversified portfolio of predominately U.S. equity securities and fixed maturities. The Corporation seeks to obtain a rate of return that over time equals or exceeds the returns of the broad markets in which the plan assets are invested. The target allocation of plan assets is 55% to 65% invested in equity securities, with the remainder primarily invested in fixed maturities. The Corporation rebalances its pension assets to the target allocation as market conditions permit. The Corporation determined the expected long term rate of return assumption for each asset class based on an analysis of the historical returns and the expectations for future returns. The expected long term rate of return for the portfolio is a weighted aggregation of the expected returns for each asset class.

The fair values of the pension plan assets were as follows:

	December 31	
	2010	2009
	(in millions)	
Short term investments	$ 64	$ 33
Fixed maturities		
U.S. Government and government agency and authority obligations	168	175
Corporate bonds	272	232
Foreign government and government agency obligations	41	33
Mortgage-backed securities	157	121
Total fixed maturities	638	561
Equity securities	1,181	935
Other assets	39	29
	$1,922	$1,558

At December 31, 2010 and 2009, pension plan assets invested in pooled funds were $1,035 million and $794 million, respectively.

At December 31, 2010 and 2009, other postretirement benefit plan assets were invested in a pooled fund and had a fair value of $65 million and $50 million, respectively.

The estimated benefits expected to be paid in each of the next five years and in the aggregate for the following five years are as follows:

Years Ending December 31	Pension Benefits	Other Postretirement Benefits
	(in millions)	
2011	$ 86	$ 12
2012	80	13
2013	86	15
2014	94	16
2015	131	18
2016-2020	645	116

(b) The Corporation has a defined contribution benefit plan, the Capital Accumulation Plan, in which substantially all employees are eligible to participate. Under this plan, the employer makes an annual matching contribution equal to 100% of each eligible employee's pre-tax elective contributions, up to 4% of the employee's eligible compensation. Contributions are invested at the election of the employee in Chubb's common stock or in various other investment funds. Employer contributions were $28 million in 2010, $27 million in 2009 and $28 million in 2008.

(12) Comprehensive Income

Comprehensive income is defined as all changes in shareholders' equity, except those arising from transactions with shareholders. Comprehensive income includes net income and other comprehensive income, which for the Corporation consists of changes in unrealized appreciation or depreciation of investments carried at fair value, changes in foreign currency translation gains or losses, changes in postretirement benefit costs not yet recognized in net income and, beginning in 2009, changes in unrealized other-than-temporary impairment losses on investments.

The components of other comprehensive income or loss were as follows:

	Years Ended December 31								
	2010			2009			2008		
	Before Tax	Income Tax	Net	Before Tax	Income Tax	Net	Before Tax	Income Tax	Net
					(in millions)				
Unrealized holding gains (losses) arising during the year	$230	$ 81	$149	$1,930	$675	$1,255	$(1,378)	$(483)	$ (895)
Unrealized other-than-temporary impairment losses arising during the year	(3)	(1)	(2)	(14)	(5)	(9)	—	—	—
Reclassification adjustment for realized gains (losses) included in net income	110	39	71	44	15	29	(348)	(122)	(226)
Net unrealized gains (losses) recognized in other comprehensive income or loss	117	41	76	1,872	655	1,217	(1,030)	(361)	(669)
Foreign currency translation gains (losses)	(28)	(10)	(18)	262	92	170	(348)	(122)	(226)
Change in postretirement benefit costs not yet recognized in net income	20	8	12	134	36	98	(437)	(153)	(284)
Total other comprehensive income (loss)	$109	$ 39	$ 70	$2,268	$783	$1,485	$(1,815)	$(636)	$(1,179)

(13) Commitments and Contingent Liabilities

(a) Chubb and certain of its subsidiaries have been involved in the investigations by various Attorneys General and other regulatory authorities of several states, the U.S. Securities and Exchange Commission, the U.S. Attorney for the Southern District of New York and certain non-U.S. regulatory authorities with respect to certain business practices in the property and casualty insurance industry including (1) potential conflicts of interest and anti-competitive behavior arising from the payment of contingent commissions to brokers and agents and (2) loss mitigation and finite reinsurance arrangements. In connection with these investigations, Chubb and certain of its subsidiaries received subpoenas and other requests for information from various regulators. The Corporation has cooperated fully with these investigations. The Corporation has settled with several state Attorneys General and insurance departments all issues arising out of their investigations.

The Attorney General of Ohio on August 24, 2007 filed an action in the Court of Common Pleas in Cuyahoga County, Ohio, against Chubb and certain of its subsidiaries, as well as several other insurers and one broker, as a result of the Ohio Attorney General's business practices investigation. This action alleged violations of Ohio's antitrust laws. On January 7, 2011, the Corporation settled with the Ohio Attorney General and this matter has been dismissed with prejudice. Although no other Attorney General or regulator has initiated an action against the Corporation, it is possible that such an action could be brought against the Corporation with respect to some or all of the issues that were the focus of the business practice investigations.

Individual actions and purported class actions arising out of the investigations into the payment of contingent commissions to brokers and agents have been filed in a number of federal and state courts. On August 1, 2005, Chubb and certain of its subsidiaries were named in a putative class action entitled *In re Insurance Brokerage Antitrust Litigation* in the U.S. District Court for the District of New Jersey (N. J. District Court). This action, brought against several brokers and insurers on behalf of a class of persons who purchased insurance through the broker defendants, asserts claims under the Sherman Act, state law and the Racketeer Influenced and Corrupt Organizations Act (RICO) arising from the alleged unlawful use of contingent commission agreements. On September 28, 2007, the N. J. District Court dismissed the second amended complaint filed by the plaintiffs in its entirety. In so doing, the court dismissed the plaintiffs' Sherman Act and RICO claims with prejudice for failure to state a claim, and it dismissed the plaintiffs' state law claims without prejudice because it declined to exercise supplemental jurisdiction over them. The plaintiffs appealed the dismissal of their second amended complaint to the U.S. Court of Appeals for the Third Circuit (Third Circuit). On August 13, 2010, the Third Circuit affirmed in part and vacated in part the N.J. District Court decision and remanded the case back to the N.J. District Court for further proceedings. As a result of the Third Circuit's decision, the plaintiffs' state law claims and certain of the plaintiffs' Sherman Act and RICO claims were reinstated against the Corporation. The Corporation and the other defendants have filed motions to dismiss the reinstated claims and the parties are awaiting the N.J. District Court's decision.

Chubb and certain of its subsidiaries also have been named as defendants in other putative class actions relating or similar to the *In re Insurance Brokerage Antitrust Litigation* that have been filed in various state courts or in U.S. district courts between 2005 and 2007. These actions have been subsequently removed and ultimately transferred to the N.J. District Court for consolidation with the *In re Insurance Brokerage Antitrust Litigation*. These actions are currently stayed.

In the various actions described above, the plaintiffs generally allege that the defendants unlawfully used contingent commission agreements and conspired to reduce competition in the insurance markets. The actions seek treble damages, injunctive and declaratory relief, and attorneys' fees. The Corporation believes it has substantial defenses to all of the aforementioned legal proceedings and intends to defend the actions vigorously.

The Corporation cannot predict at this time the ultimate outcome of the aforementioned ongoing investigations and legal proceedings, including any potential amounts that the Corporation may be required to pay in connection with them. Nevertheless, management believes that it is likely that the outcome will not have a material adverse effect on the Corporation's results of operations or financial condition.

(b) Chubb Financial Solutions (CFS), a wholly owned subsidiary of Chubb, participated in derivative financial instruments and has been in run-off since 2003. At December 31, 2010 and 2009, CFS had a derivative contract linked to an equity market index that terminates in 2012 and a few other insignificant derivative contracts.

CFS's aggregate exposure, or retained risk, from its derivative contracts is referred to as notional amount. Notional amounts are used to calculate the exchange of contractual cash flows and are not necessarily representative of the potential for gain or loss. Notional amounts are not recorded on the balance sheet. The notional amount of future obligations under CFS's derivative contracts at December 31, 2010 and 2009 was approximately $340 million.

Future obligations with respect to the derivative contracts are carried at fair value at the balance sheet date and are included in other liabilities. The fair value of future obligations under CFS's derivative contracts at December 31, 2010 and 2009 was approximately $3 million and $4 million, respectively.

(c) A property and casualty insurance subsidiary issued a reinsurance contract to an insurer that provides financial guarantees on debt obligations. At December 31, 2010, the aggregate principal commitments related to this contract for which the subsidiary was contingently liable amounted to approximately $400 million. These commitments expire by 2023.

(d) The Corporation occupies office facilities under lease agreements that expire at various dates through 2021; such leases are generally renewed or replaced by other leases. Most facility leases contain renewal options for increments ranging from two to ten years. The Corporation also leases data processing, office and transportation equipment. All leases are operating leases.

Rent expense was as follows:

	Years Ended December 31		
	2010	2009	2008
	(in millions)		
Office facilities	$77	$75	$79
Equipment	9	13	13
	$86	$88	$92

At December 31, 2010, future minimum rental payments required under non-cancellable operating leases were as follows:

Years Ending December 31	(in millions)
2011	$ 68
2012	58
2013	50
2014	40
2015	31
After 2015	72
	$319

(e) The Corporation had commitments totaling $720 million at December 31, 2010 to fund limited partnership investments. These commitments can be called by the partnerships (generally over a period of 5 years or less) to fund certain partnership expenses or the purchase of investments.

(14) Segments Information

The principal business of the Corporation is the sale of property and casualty insurance. The profitability of the property and casualty insurance business depends on the results of both underwriting operations and investments, which are viewed as two distinct operations. The underwriting operations are managed and evaluated separately from the investment function.

The P&C Group underwrites most lines of property and casualty insurance. Underwriting operations consist of four separate business units: personal insurance, commercial insurance, specialty insurance and reinsurance assumed. The personal segment targets the personal insurance market. The personal classes include automobile, homeowners and other personal coverages. The commercial segment includes those classes of business that are generally available in broad markets and are of a more commodity nature. Commercial classes include multiple peril, casualty, workers' compensation and property and marine. The specialty segment includes those classes of business that are available in more limited markets since they require specialized underwriting and claim settlement. Specialty classes include professional liability coverages and surety. The reinsurance assumed business is effectively in run-off following the transfer of the ongoing business to Harbor Point in 2005.

Corporate and other includes investment income earned on corporate invested assets, corporate expenses and the results of the Corporation's non-insurance subsidiaries.

Performance of the property and casualty underwriting segments is measured based on statutory underwriting results. Statutory underwriting profit is arrived at by reducing premiums earned by losses and loss expenses incurred and statutory underwriting expenses incurred. Under statutory accounting principles applicable to property and casualty insurance companies, policy acquisition and other underwriting expenses are recognized immediately, not at the time premiums are earned.

Management uses underwriting results determined in accordance with generally accepted accounting principles (GAAP) to assess the overall performance of the underwriting operations. Underwriting income determined in accordance with GAAP is defined as premiums earned less losses and loss expenses incurred and GAAP underwriting expenses incurred. To convert statutory underwriting results to a GAAP basis, policy acquisition expenses are deferred and amortized over the period in which the related premiums are earned.

Investment income performance is measured based on investment income net of investment expenses, excluding realized investment gains and losses.

Distinct investment portfolios are not maintained for each underwriting segment. Property and casualty invested assets are available for payment of losses and expenses for all classes of business. Therefore, such assets and the related investment income are not allocated to underwriting segments.

Revenues, income before income tax and assets of each operating segment were as follows:

	Years Ended December 31		
	2010	2009	2008
		(in millions)	
Revenues			
Property and casualty insurance			
Premiums earned			
Personal insurance	$ 3,768	$ 3,692	$ 3,787
Commercial insurance	4,647	4,762	5,015
Specialty insurance	2,787	2,829	2,935
Total insurance	11,202	11,283	11,737
Reinsurance assumed	13	48	91
	11,215	11,331	11,828
Investment income	1,590	1,585	1,652
Other revenues	—	2	4
Total property and casualty insurance	12,805	12,918	13,484
Corporate and other	88	75	108
Realized investment gains (losses)	426	23	(371)
Total revenues	$13,319	$13,016	$13,221
Income (loss) before income tax			
Property and casualty insurance			
Underwriting			
Personal insurance	$ 303	$ 600	$ 478
Commercial insurance	347	510	309
Specialty insurance	512	474	499
Total insurance	1,162	1,584	1,286
Reinsurance assumed	30	74	58
	1,192	1,658	1,344
Increase (decrease) in deferred policy acquisition costs	30	(27)	17
Underwriting income	1,222	1,631	1,361
Investment income	1,558	1,549	1,622
Other income (charges)	2	(3)	9
Total property and casualty insurance	2,782	3,177	2,992
Corporate and other loss	(220)	(238)	(214)
Realized investment gains (losses)	426	23	(371)
Total income before income tax	$ 2,988	$ 2,962	$ 2,407

	December 31		
	2010	2009	2008
		(in millions)	
Assets			
Property and casualty insurance	$47,838	$47,682	$45,354
Corporate and other	2,483	2,876	3,297
Adjustments and eliminations	(72)	(109)	(222)
Total assets	$50,249	$50,449	$48,429

The international business of the property and casualty insurance segment is conducted primarily through subsidiaries that operate solely outside of the United States. Their assets and liabilities are located principally in the countries where the insurance risks are written. International business is also written by branch offices of certain domestic subsidiaries.

Revenues of the P&C Group by geographic area were as follows:

	Years Ended December 31		
	2010	2009	2008
		(in millions)	
Revenues			
United States	$ 9,642	$ 9,991	$10,329
International	3,163	2,927	3,155
Total	$12,805	$12,918	$13,484

(15) Fair Values of Financial Instruments

(a) Fair values of financial instruments are determined using valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Fair values are generally measured using quoted prices in active markets for identical assets or liabilities or other inputs, such as quoted prices for similar assets or liabilities, that are observable, either directly or indirectly. In those instances where observable inputs are not available, fair values are measured using unobservable inputs for the asset or liability. Unobservable inputs reflect the Corporation's own assumptions about the assumptions that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. Fair value estimates derived from unobservable inputs are affected by the assumptions used, including the discount rates and the estimated amounts and timing of future cash flows. The derived fair value estimates cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts that would be realized in a current market exchange. Certain financial instruments, particularly insurance contracts, are excluded from fair value disclosure requirements.

The methods and assumptions used to estimate the fair values of financial instruments are as follows:

(i) The carrying value of short term investments approximates fair value due to the short maturities of these investments.

(ii) Fair values for fixed maturities are determined by management, utilizing prices obtained from an independent, nationally recognized pricing service or, in the case of securities for which prices are not provided by a pricing service, from independent brokers. For fixed maturities that have quoted prices in active markets, market quotations are provided. For fixed maturities that do not trade on a daily basis, the pricing service and brokers provide fair value estimates using a variety of inputs including, but not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, bids, offers, reference data, prepayment spreads and measures of volatility. Management reviews on an ongoing basis the reasonableness of the methodologies used by the relevant pricing service and brokers. In addition, management, using the prices received for the securities from the pricing service and brokers, determines the aggregate portfolio price performance and reviews it against applicable indices. If management believes that significant discrepancies exist, it will discuss these with the relevant pricing service or broker to resolve the discrepancies.

(iii) Fair values of equity securities are based on quoted market prices.

(iv) Fair values of long term debt issued by Chubb are determined by management, utilizing prices obtained from an independent, nationally recognized pricing service.

The carrying values and fair values of financial instruments were as follows:

	December 31			
	2010		2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions)			
Assets				
Invested assets				
Short term investments	$ 1,905	$ 1,905	$ 1,918	$ 1,918
Fixed maturities (Note 3)	36,519	36,519	36,578	36,578
Equity securities	1,550	1,550	1,433	1,433
Liabilities				
Long term debt (Note 7)	3,975	4,318	3,975	4,102

A pricing service provides fair value amounts for approximately 99% of the Corporation's fixed maturities. The prices obtained from a pricing service and brokers generally are non-binding, but are reflective of current market transactions in the applicable financial instruments.

At December 31, 2010 and 2009, the Corporation did not hold financial instruments in its investment portfolio for which a lack of market liquidity impacted the determination of fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets.

Level 2 — Other inputs that are observable for the asset, either directly or indirectly.

Level 3 — Inputs that are unobservable.

The fair value of fixed maturities and equity securities categorized based upon the lowest level of input that was significant to the fair value measurement was as follows:

	December 31, 2010			
	Level 1	Level 2	Level 3	Total
	(in millions)			
Fixed maturities				
Tax exempt	$ —	$19,765	$ 9	$19,774
Taxable				
U.S. Government and government agency and authority obligations	—	829	—	829
Corporate bonds	—	6,483	165	6,648
Foreign government and government agency obligations	—	6,135	26	6,161
Residential mortgage-backed securities	—	1,329	21	1,350
Commercial mortgage-backed securities	—	1,757	—	1,757
	—	16,533	212	16,745
Total fixed maturities	—	36,298	221	36,519
Equity securities	1,537	—	13	1,550
	$1,537	$36,298	$234	$38,069

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
	(in millions)			
Fixed maturities				
Tax exempt	$ —	$19,578	$ 9	$19,587
Taxable				
U.S. Government and government agency and authority obligations	—	725	33	758
Corporate bonds	—	6,482	108	6,590
Foreign government and government agency obligations	—	6,113	—	6,113
Residential mortgage-backed securities	—	1,898	1	1,899
Commercial mortgage-backed securities	—	1,631	—	1,631
	—	16,849	142	16,991
Total fixed maturities	—	36,427	151	36,578
Equity securities	1,207	—	226	1,433
	$1,207	$36,427	$377	$38,011

The amount of Level 3 equity securities at December 31, 2010 decreased compared to December 31, 2009 primarily due to the exchange, as a result of a merger, of equity securities of a non-public company in which the Corporation held an investment for equity securities of a public company for which a quoted price in an active market was available.

(b) The methods and assumptions used to estimate the fair value of the Corporation's pension plan and other postretirement benefit plan assets, other than assets invested in pooled funds, are similar to the methods and assumptions used for the Corporation's other financial instruments. The fair value of pooled funds is based on the net asset value of the funds.

Based on the fair value hierarchy, the fair value of the Corporation's pension plan assets categorized based upon the lowest level of input that was significant to the fair value measurement was as follows:

	December 31, 2010			
	Level 1	Level 2	Level 3	Total
	(in millions)			
Short term investments	$ —	$ 64	$—	$ 64
Fixed maturities				
U.S. Government and government agency and authority obligations	—	167	1	168
Corporate bonds	—	272	—	272
Foreign government and government agency obligations	—	41	—	41
Mortgage-backed securities	—	157	—	157
Total fixed maturities	—	637	1	638
Equity securities	348	833	—	1,181
Other assets	15	6	18	39
	$363	$1,540	$19	$1,922

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
		(in millions)		
Short term investments	$ 9	$ 24	$—	$ 33
Fixed maturities				
U.S. Government and government agency and authority obligations	—	175	—	175
Corporate bonds	—	230	2	232
Foreign government and government agency obligations	—	33	—	33
Mortgage-backed securities	—	121	—	121
Total fixed maturities	—	559	2	561
Equity securities	286	649	—	935
Other assets	16	1	12	29
	$311	$1,233	$14	$1,558

The fair value of the Corporation's other postretirement benefit plan assets was $65 million and $50 million at December 31, 2010 and 2009, respectively. Based on the fair value hierarchy, the fair value of these assets was categorized as Level 1 based upon the lowest level of input that was significant to the fair value measurement.

(16) Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average shares outstanding during the year. The computation of diluted earnings per share reflects the potential dilutive effect, using the treasury stock method, of outstanding awards under stock-based employee compensation plans.

The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended December 31		
	2010	2009	2008
	(in millions except for per share amounts)		
Basic earnings per share:			
Net income	$2,174	$2,183	$1,804
Weighted average shares outstanding	319.2	350.1	361.1
Basic earnings per share	$ 6.81	$ 6.24	$ 5.00
Diluted earnings per share:			
Net income	$2,174	$2,183	$1,804
Weighted average shares outstanding	319.2	350.1	361.1
Additional shares from assumed exercise of stock-based compensation awards	2.4	2.9	5.7
Weighted average shares and potential shares assumed outstanding for computing diluted earnings per share	321.6	353.0	366.8
Diluted earnings per share	$ 6.76	$ 6.18	$ 4.92

(17) Shareholders' Equity

(a) The authorized but unissued preferred shares may be issued in one or more series and the shares of each series shall have such rights as fixed by the Board of Directors.

(b) The activity of Chubb's common stock was as follows:

	Years Ended December 31		
	2010	2009	2008
	(number of shares)		
Common stock issued			
Balance, beginning of year	371,980,460	371,980,710	374,649,923
Repurchase of shares	—	—	(4,017,884)
Share activity under stock-based employee compensation plans	—	(250)	1,348,671
Balance, end of year	371,980,460	371,980,460	371,980,710
Treasury stock			
Balance, beginning of year	39,972,796	19,726,097	—
Repurchase of shares	37,667,829	22,623,775	22,310,886
Share activity under stock-based employee compensation plans	(2,933,078)	(2,377,076)	(2,584,789)
Balance, end of year	74,707,547	39,972,796	19,726,097
Common stock outstanding, end of year	297,272,913	332,007,664	352,254,613

(c) As of December 31, 2010, 28,492,296 shares remained under the share repurchase authorization that was approved by the Board of Directors in December 2010. The authorization has no expiration date.

(d) The property and casualty insurance subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). For such subsidiaries, statutory accounting practices differ in certain respects from GAAP.

A comparison of shareholders' equity on a GAAP basis and policyholders' surplus on a statutory basis is as follows:

	December 31			
	2010		2009	
	GAAP	Statutory	GAAP	Statutory
	(in millions)			
P&C Group	$17,266	$14,539	$17,002	$14,526
Corporate and other	(1,736)		(1,368)	
	$15,530		$15,634	

A comparison of GAAP and statutory net income (loss) is as follows:

	Years Ended December 31					
	2010		2009		2008	
	GAAP	Statutory	GAAP	Statutory	GAAP	Statutory
	(in millions)					
P&C Group	$2,374	$2,295	$2,324	$2,357	$1,997	$1,963
Corporate and other	(200)		(141)		(193)	
	$2,174		$2,183		$1,804	

(e) As a holding company, Chubb's ability to continue to pay dividends to shareholders and to satisfy its obligations, including the payment of interest and principal on debt obligations, relies on the availability of liquid assets, which is dependent in large part on the dividend paying ability of its property and casualty insurance subsidiaries. The Corporation's property and casualty insurance subsidiaries are subject to laws and regulations in the jurisdictions in which they operate that restrict the amount of dividends they may pay without the prior approval of regulatory authorities. The restrictions are generally based on net income and on certain levels of policyholders' surplus as determined in accordance with statutory accounting practices. Dividends in excess of such thresholds are considered "extraordinary" and require prior regulatory approval. During 2010, these subsidiaries paid dividends of $2.2 billion to Chubb.

The maximum dividend distribution that may be made by the property and casualty insurance subsidiaries to Chubb during 2011 without prior regulatory approval is approximately $2.0 billion.

QUARTERLY FINANCIAL DATA

Summarized unaudited quarterly financial data for 2010 and 2009 are shown below. In management's opinion, the interim financial data contain all adjustments, consisting of normal recurring items, necessary to present fairly the results of operations for the interim periods.

	Three Months Ended							
	March 31		June 30		September 30		December 31	
	2010	2009	2010	2009	2010	2009	2010	2009
	(in millions except for per share amounts)							
Revenues	$3,323	$2,965	$3,318	$3,266	$3,267	$3,320	$3,411	$3,465
Losses and expenses	2,675	2,535	2,616	2,513	2,483	2,511	2,557	2,495
Federal and foreign income tax	184	89	184	202	212	213	234	275
Net income	$ 464	$ 341	$ 518	$ 551	$ 572	$ 596	$ 620	$ 695
Basic earnings per share	$ 1.39	$ .96	$ 1.60	$ 1.55	$ 1.82	$ 1.70	$ 2.03	$ 2.04
Diluted earnings per share	$ 1.39	$ .95	$ 1.59	$ 1.54	$ 1.80	$ 1.69	$ 2.02	$ 2.03
Underwriting ratios								
Losses to premiums earned	62.3%	57.3%	59.5%	55.7%	54.5%	54.2%	56.1%	54.6%
Expenses to premiums written	31.3	30.8	30.9	30.2	31.7	31.2	30.9	30.1
Combined	93.6%	88.1%	90.4%	85.9%	86.2%	85.4%	87.0%	84.7%

THE CHUBB CORPORATION

Schedule I

CONSOLIDATED SUMMARY OF INVESTMENTS — OTHER THAN INVESTMENTS IN RELATED PARTIES

(in millions)

December 31, 2010

Type of Investment	Cost or Amortized Cost	Fair Value	Amount at Which Shown in the Balance Sheet
Short term investments	$ 1,905	$ 1,905	$ 1,905
Fixed maturities			
United States Government and government agencies and authorities	1,720	1,808	1,808
States, municipalities and political subdivisions	19,320	20,015	20,015
Foreign government and government agencies	5,943	6,161	6,161
Public utilities	947	1,031	1,031
All other corporate bonds	7,131	7,504	7,504
Total fixed maturities	35,061	36,519	36,519
Equity securities			
Common stocks			
Public utilities	101	119	119
Banks, trusts and insurance companies	292	282	282
Industrial, miscellaneous and other	878	1,131	1,131
Total common stocks	1,271	1,532	1,532
Non-redeemable preferred stocks	14	18	18
Total equity securities	1,285	1,550	1,550
Other invested assets	2,239	2,239	2,239
Total invested assets	$40,490	$42,213	$42,213

THE CHUBB CORPORATION

Schedule II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS — PARENT COMPANY ONLY
(in millions)

December 31

	2010	2009
Assets		
Invested Assets		
Short Term Investments	$ 811	$ 1,010
Taxable Fixed Maturities (cost $1,138 and $1,272)	1,181	1,313
Equity Securities (cost $205 and $205)	171	202
Other Invested Assets	23	25
TOTAL INVESTED ASSETS	2,186	2,550
Investment in Consolidated Subsidiaries	17,337	17,079
Other Assets	162	183
TOTAL ASSETS	$19,685	$19,812
Liabilities		
Long Term Debt	$ 3,975	$ 3,975
Dividend Payable to Shareholders	112	118
Accrued Expenses and Other Liabilities	68	85
TOTAL LIABILITIES	4,155	4,178
Shareholders' Equity		
Preferred Stock — Authorized 8,000,000 Shares; $1 Par Value; Issued — None	—	—
Common Stock — Authorized 1,200,000,000 Shares; $1 Par Value; Issued 371,980,460 Shares	372	372
Paid-In Surplus	208	224
Retained Earnings	17,943	16,235
Accumulated Other Comprehensive Income	790	720
Treasury Stock, at Cost — 74,707,547 and 39,972,796 Shares	(3,783)	(1,917)
TOTAL SHAREHOLDERS' EQUITY	15,530	15,634
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$19,685	$19,812

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

THE CHUBB CORPORATION

Schedule II
(continued)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF INCOME — PARENT COMPANY ONLY

(in millions)

Years Ended December 31

	2010	2009	2008
Revenues			
Investment Income	$ 76	$ 64	$ 79
Other Revenues	2	—	4
Realized Investment Gains, Net	16	88	49
TOTAL REVENUES	94	152	132
Expenses			
Corporate Expenses	288	292	282
Investment Expenses	3	3	2
Other Expenses	3	—	4
TOTAL EXPENSES	294	295	288
Loss before Federal and Foreign Income Tax and Equity in Net Income of Consolidated Subsidiaries	(200)	(143)	(156)
Federal and Foreign Income Tax (Credit)	(3)	(7)	30
Loss before Equity in Net Income of Consolidated Subsidiaries	(197)	(136)	(186)
Equity in Net Income of Consolidated Subsidiaries	2,371	2,319	1,990
NET INCOME	$2,174	$2,183	$1,804

Chubb and its domestic subsidiaries file a consolidated federal income tax return. The federal income tax provision represents an allocation under the Corporation's tax allocation agreements.

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

THE CHUBB CORPORATION

Schedule II

(continued)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CASH FLOWS — PARENT COMPANY ONLY

(in millions)

Years Ended December 31

	2010	2009	2008
Cash Flows from Operating Activities			
Net Income	$ 2,174	$ 2,183	$ 1,804
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Equity in Net Income of Consolidated Subsidiaries	(2,371)	(2,319)	(1,990)
Realized Investment Gains, Net	(16)	(88)	(49)
Other, Net	(14)	111	(94)
NET CASH USED IN OPERATING ACTIVITIES	(227)	(113)	(329)
Cash Flows from Investing Activities			
Proceeds from Fixed Maturities			
Sales	3	5	—
Maturities, Calls and Redemptions	202	126	92
Proceeds from Sales of Equity Securities	—	308	56
Purchases of Fixed Maturities	(73)	(651)	(21)
Investments in Other Invested Assets, Net	33	—	—
Decrease (Increase) in Short Term Investments, Net	199	543	(672)
Dividends Received from Consolidated Insurance Subsidiaries	2,200	1,200	2,000
Distributions Received from Consolidated Non-Insurance Subsidiaries	4	35	13
Other, Net	60	60	53
NET CASH PROVIDED BY INVESTING ACTIVITIES	2,628	1,626	1,521
Cash Flows from Financing Activities			
Proceeds from Issuance of Long Term Debt	—	—	1,200
Repayment of Long Term Debt	—	—	(685)
Proceeds from Issuance of Common Stock Under Stock-Based Employee Compensation Plans	74	34	109
Repurchase of Shares	(2,003)	(1,060)	(1,336)
Dividends Paid to Shareholders	(472)	(487)	(471)
Other, Net	—	—	(9)
NET CASH USED IN FINANCING ACTIVITIES	(2,401)	(1,513)	(1,192)
Net Increase in Cash	—	—	—
Cash at Beginning of Year	—	—	—
CASH AT END OF YEAR	$ —	$ —	$ —

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

In 2008, Chubb received 2,000,000 shares of common stock of Harbor Point Limited (which merged into Alterra Capital Holdings Limited in May 2010) upon conversion of 6% convertible notes. This transaction has been excluded from the statements of cash flows.

THE CHUBB CORPORATION

Schedule III

CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION

(in millions)

Segment	December 31			Year Ended December 31					
	Deferred Policy Acquisition Costs	Unpaid Losses	Unearned Premiums	Premiums Earned	Net Investment Income*	Insurance Losses	Amortization of Deferred Policy Acquisition Costs	Other Insurance Operating Costs and Expenses**	Premiums Written
2010									
Property and Casualty Insurance									
Personal	$ 563	$ 2,144	$1,995	$ 3,768		$2,210	$1,116	$113	$ 3,825
Commercial	636	11,807	2,630	4,647		2,807	1,268	216	4,676
Specialty	361	7,872	1,549	2,787		1,503	677	98	2,727
Reinsurance Assumed	2	895	15	13		(21)	6	—	8
Investments					$1,558				
	$1,562	$22,718	$6,189	$11,215	$1,558	$6,499	$3,067	$427	$11,236
2009									
Property and Casualty Insurance									
Personal	$ 537	$ 2,133	$1,929	$ 3,692		$1,923	$1,064	$101	$ 3,657
Commercial	628	11,531	2,583	4,762		2,773	1,290	214	4,660
Specialty	364	8,071	1,614	2,829		1,606	651	95	2,739
Reinsurance Assumed	4	1,104	27	48		(34)	16	1	21
Investments					$1,549				
	$1,533	$22,839	$6,153	$11,331	$1,549	$6,268	$3,021	$411	$11,077
2008									
Property and Casualty Insurance									
Personal	$ 523	$ 2,139	$1,935	$ 3,787		$2,087	$1,089	$105	$ 3,826
Commercial	641	11,222	2,641	5,015		3,131	1,313	240	4,993
Specialty	355	7,728	1,666	2,935		1,686	667	93	2,899
Reinsurance Assumed	13	1,278	125	91		(6)	54	8	64
Investments					$1,622				
	$1,532	$22,367	$6,367	$11,828	$1,622	$6,898	$3,123	$446	$11,782

* Property and casualty assets are available for payment of losses and expenses for all classes of business; therefore, such assets and the related investment income have not been allocated to the underwriting segments.

** Other insurance operating costs and expenses does not include other income and charges.

THE CHUBB CORPORATION

EXHIBITS INDEX

(Item 15(a))

Exhibit Number	Description
	— Articles of incorporation and by-laws
3.1	Restated Certificate of Incorporation incorporated by reference to Exhibit (3) of the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.
3.2	Certificate of Amendment to the Restated Certificate of Incorporation incorporated by reference to Exhibit (3) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
3.3	Certificate of Correction of Certificate of Amendment to the Restated Certificate of Incorporation incorporated by reference to Exhibit (3) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
3.4	Certificate of Amendment to the Restated Certificate of Incorporation incorporated by reference to Exhibit (3.1) of the registrant's Current Report on Form 8-K filed on April 18, 2006.
3.5	Certificate of Amendment to the Restated Certificate of Incorporation incorporated by reference to Exhibit (3.1) of the registrant's Current Report on Form 8-K filed on April 30, 2007.
3.6	By-Laws incorporated by reference to Exhibit (3.1) of the registrant's Current Report on Form 8-K filed on December 10, 2010.
	— Instruments defining the rights of security holders, including indentures
	The registrant is not filing any instruments evidencing any indebtedness since the total amount of securities authorized under any single instrument does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis. Copies of such instruments will be furnished to the Securities and Exchange Commission upon request.
	— Material contracts
10.1	Schedule of Salary Actions incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2009.
10.2	Schedule of Salary Actions incorporated by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K filed on September 4, 2009.
10.3	The Chubb Corporation Annual Incentive Plan (2006) incorporated by reference to Annex A of the registrant's definitive proxy statement for the Annual Meeting of Shareholders held on April 25, 2006.
10.4	Amendment to The Chubb Corporation Annual Incentive Compensation Plan (2006) incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.5	The Chubb Corporation Long-Term Incentive Plan (2009) incorporated by reference to Exhibit 99.1 of the registrant's registration statement on Form S-8 filed on April 28, 2009 (File No. 333-158841).
10.6	Form of Performance Unit Award Agreement under The Chubb Corporation Long-Term Incentive Plan (2009) incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2009.
10.7	Form of Restricted Stock Unit Award Agreement under The Chubb Corporation Long-Term Incentive Plan (2009) incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2009.
10.8	Form of Non-Statutory Stock Option Award Agreement under The Chubb Corporation Long-Term Incentive Plan (2009) incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2009.

Exhibit Number	Description
10.9	Form of Deferred Stock Unit Agreement for Non-Employee Directors under The Chubb Corporation Long-Term Incentive Plan (2009) incorporated by reference to Exhibit (10) of the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
10.10	The Chubb Corporation Long-Term Stock Incentive Plan (2004) incorporated by reference to Annex B of the registrant's definitive proxy statement for the Annual Meeting of Shareholders held on April 27, 2004.
10.11	Amendment to The Chubb Corporation Long-Term Stock Incentive Plan (2004) incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.12	Form of Performance Share Award Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (for Chief Executive Officer, Vice Chairmen, Executive Vice Presidents and certain Senior Vice Presidents) incorporated by reference to Exhibit (10.2) of the registrant's Current Report on Form 8-K filed on March 7, 2007.
10.13	Form of Performance Share Award Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (for recipients of performance share awards other than Chief Executive Officer, Vice Chairmen, Executive Vice Presidents and certain Senior Vice Presidents) incorporated by reference to Exhibit (10.3) of the registrant's Current Report on Form 8-K filed on March 7, 2007.
10.14	Form of Restricted Stock Unit Agreement under the Chubb Corporation Long-Term Stock Incentive Plan (2004) (for Chief Executive Officer and Vice Chairmen) incorporated by reference to Exhibit (10.8) of the registrant's Current Report on Form 8-K filed on March 7, 2007.
10.15	Form of Restricted Stock Unit Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (for Executive Vice Presidents and certain Senior Vice Presidents) incorporated by reference to Exhibit (10.9) of the registrant's Current Report on Form 8-K filed on March 7, 2007.
10.16	Form of Restricted Stock Unit Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (for recipients of restricted stock unit awards other than Chief Executive Officer, Vice Chairmen, Executive Vice Presidents and certain Senior Vice Presidents) incorporated by reference to Exhibit (10.10) of the registrant's Current Report on Form 8-K filed on March 7, 2007.
10.17	Amendment to The Chubb Corporation Long-Term Stock Incentive Plan (2004) 2005, 2006, 2007, and 2008 Outstanding Restricted Stock Unit Agreements incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.18	Form of Non-Statutory Stock Option Award Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (three year vesting schedule) incorporated by reference to Exhibit (10.7) of the registrant's Current Report on Form 8-K filed on March 9, 2005.
10.19	Form of Non-Statutory Stock Option Award Agreement under The Chubb Corporation Long-Term Stock Incentive Plan (2004) (four year vesting schedule) incorporated by reference to Exhibit (10.8) of the registrant's Current Report on Form 8-K filed on March 9, 2005.
10.20	The Chubb Corporation Long-Term Stock Incentive Plan for Non-Employee Directors (2004) incorporated by reference to Annex C of the registrant's definitive proxy statement for the Annual Meeting of Shareholders held on April 27, 2004.
10.21	Amendment to the registrant's Long-Term Incentive Plan for Non-Employee Directors (2004) incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.

Exhibit Number	Description
10.22	Form of Performance Share Award Agreement under The Chubb Corporation Long-Term Stock Incentive Plan for Non-Employee Directors (2004) incorporated by reference to Exhibit (10.11) of the registrant's Current Report on Form 8-K filed on March 7, 2007.
10.23	Form of Stock Unit Agreement under The Chubb Corporation Long-Term Stock Incentive Plan for Non-Employee Directors (2004) incorporated by reference to Exhibit (10.14) of the registrant's Current Report on Form 8-K filed on March 7, 2007.
10.24	Non-Employee Director Special Stock Option Agreement, dated as of December 5, 2002, between The Chubb Corporation and Lawrence M. Small, incorporated by reference to Exhibit (10.3) of the registrant's Current Report on Form 8-K filed on December 9, 2002.
10.25	The Chubb Corporation Stock Option Plan for Non-Employee Directors (2001) incorporated by reference to Exhibit C of the registrant's definitive proxy statement for the Annual Meeting of Shareholders held on April 24, 2001.
10.26	The Chubb Corporation Long-Term Stock Incentive Plan (2000) incorporated by reference to Exhibit A of the registrant's definitive proxy statement for the Annual Meeting of Shareholders held on April 25, 2000.
10.27	The Chubb Corporation Long-Term Stock Incentive Plan (1996), as amended, incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
10.28	The Chubb Corporation Stock Option Plan for Non-Employee Directors (1996), as amended, incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
10.29	The Chubb Corporation Stock Option Plan for Non-Employee Directors (1992), as amended, incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
10.30	The Chubb Corporation Asset Managers Incentive Compensation Plan (2005) incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2004.
10.31	Amendment of The Chubb Corporation Asset Managers Incentive Compensation Plan (2005) incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.32	Amendment to The Chubb Corporation Asset Managers Incentive Compensation Plan (2005) incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2009.
10.33	The Chubb Corporation Key Employee Deferred Compensation Plan (2005) incorporated by reference to Exhibit (10.9) of the registrant's Current Report on Form 8-K filed on March 9, 2005.
10.34	Amendment to the registrant's Key Employee Deferred Compensation Plan (2005) incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.35	Amendment to the registrant's Key Employee Deferred Compensation Plan (2005) incorporated by reference to Exhibit (10.1) of the registrant's Current Report on Form 8-K filed on September 12, 2005.
10.36	The Chubb Corporation Executive Deferred Compensation Plan incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1998.

Exhibit Number	Description
10.37	The Chubb Corporation Deferred Compensation Plan for Directors, as amended, incorporated by reference to Exhibit (10.1) of the registrant's Current Report on Form 8-K filed on December 11, 2006.
10.38	Amendment to the registrant's Deferred Compensation Plan for Directors, as amended, incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.39	The Chubb Corporation Estate Enhancement Program incorporated by reference to Exhibit (10) of the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.
10.40	The Chubb Corporation Estate Enhancement Program for Non-Employee Directors incorporated by reference to Exhibit (10) of the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.
10.41	Corporate Aircraft Policy incorporated by reference to Exhibit (10.12) of the registrant's Current Report on Form 8-K filed on March 9, 2005.
10.42	Employment Agreement, dated as of December 1, 2002, between The Chubb Corporation and John D. Finnegan, incorporated by reference to Exhibit (10.1) of the registrant's Current Report on Form 8-K filed on January 21, 2003.
10.43	Amendment, dated as of December 1, 2003, to Employment Agreement, dated as of December 1, 2002, between The Chubb Corporation and John D. Finnegan, incorporated by reference to Exhibit (10.1) of the registrant's Current Report on Form 8-K filed on December 2, 2003.
10.44	Amendment dated as of September 4, 2008 to Employment Agreement, dated as of January 21, 2003, between The Chubb Corporation and John D. Finnegan, incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.45	Change in Control Employment Agreement, dated as of December 1, 2002, between The Chubb Corporation and John D. Finnegan, incorporated by reference to Exhibit (10.2) of the registrant's Current Report on Form 8-K filed on January 21, 2003.
10.46	Amendment dated as of September 4, 2008 to Change in Control Employment Agreement, dated as of January 21, 2003, between The Chubb Corporation and John D. Finnegan, incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.47	Amendment, dated as of December 1, 2003, to Change in Control Employment Agreement, dated as of December 1, 2002, between The Chubb Corporation and John D. Finnegan, incorporated by reference to Exhibit (10.2) of the registrant's Current Report on Form 8-K filed on December 2, 2003.
10.48	Offer Letter to Richard G. Spiro dated September 5, 2008, incorporated by reference to Exhibit (10) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.
10.49	Change in Control Employment Agreement, dated as of October 1, 2008, between The Chubb Corporation and Richard G. Spiro, incorporated by reference to Exhibit (10) of the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.
10.50	Form of Consulting Agreement between The Chubb Corporation and John J. Degnan incorporated by reference to Exhibit (10.1) of the registrant's Current Report on Form 8-K filed on December 10, 2010.
11.1	Computation of earnings per share included in Note (16) of the Notes to Consolidated Financial Statements.
12.1	Computation of ratio of consolidated earnings to fixed charges filed herewith.
21.1	Subsidiaries of the registrant filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm filed herewith.

Exhibit Number	Description
	— Rule 13a-14(a)/15d-14(a) Certifications.
31.1	Certification by John D. Finnegan filed herewith.
31.2	Certification by Richard G. Spiro filed herewith.
	— Section 1350 Certifications.
32.1	Certification by John D. Finnegan filed herewith.
32.2	Certification by Richard G. Spiro filed herewith.
	— Interactive Data File
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

* Pursuant to applicable securities laws and regulations, the Corporation is deemed to have complied with the reporting obligation relating to the submission of interactive data files in such exhibits and is not subject to liability under any anti-fraud provisions of the federal securities laws as long as the Corporation has made a good faith attempt to comply with the submission requirements and promptly amends the interactive data files after becoming aware that the interactive data files fail to comply with the submission requirements. Users of this data are advised that, pursuant to Rule 406T, these interactive data files are deemed not filed and otherwise are not subject to liability.

Exhibit 12.1

THE CHUBB CORPORATION

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

	Years Ended December 31				
	2010	2009	2008	2007	2006
	(in millions except for ratio amounts)				
Income from continuing operations before provision for income taxes	$2,988	$2,962	$2,407	$3,937	$3,525
Less:					
Income (loss) from equity investees	340	(9)	(14)	390	266
Add:					
Interest expensed	248	248	240	206	134
Capitalized interest amortized or expensed	2	2	8	12	32
Portion of rents representative of the interest factor	28	29	31	31	32
Distributions from equity investees	125	51	166	151	72
Income as adjusted	$3,051	$3,301	$2,866	$3,947	$3,529
Fixed charges:					
Interest expensed	$ 248	$ 248	$ 240	$ 206	$ 134
Portion of rents representative of the interest factor	28	29	31	31	32
Fixed charges	$ 276	$ 277	$ 271	$ 237	$ 166
Ratio of consolidated earnings to fixed charges	11.05	11.92	10.58	16.65	21.26

Exhibit 21.1

THE CHUBB CORPORATION

SUBSIDIARIES OF THE REGISTRANT

Significant subsidiaries at December 31, 2010 of The Chubb Corporation, a New Jersey corporation, and their subsidiaries (indented), together with the percentages of ownership, are set forth below.

Company	Place of Incorporation	Percentage of Securities Owned
Federal Insurance Company	Indiana	100%
Pacific Indemnity Company	Wisconsin	100
Northwestern Pacific Indemnity Company	Oregon	100
Texas Pacific Indemnity Company	Texas	100
Executive Risk Indemnity Inc.	Delaware	100
Executive Risk Specialty Insurance Company	Connecticut	100
Great Northern Insurance Company	Indiana	100
Vigilant Insurance Company	New York	100
Chubb National Insurance Company	Indiana	100
Chubb Indemnity Insurance Company	New York	100
Chubb Custom Insurance Company	Delaware	100
Chubb Insurance Company of New Jersey	New Jersey	100
CC Canada Holdings Ltd.	Canada	100
Chubb Insurance Company of Canada	Canada	100
Chubb Insurance Investment Holdings Ltd.	United Kingdom	100
Chubb Insurance Company of Europe SE	United Kingdom	100
Chubb Capital Ltd.	United Kingdom	100
Chubb Insurance Company of Australia Limited	Australia	100
Chubb Argentina de Seguros, S.A.	Argentina	100
Chubb Insurance (China) Company Ltd.	China	100
Chubb Atlantic Indemnity Ltd.	Bermuda	100
DHC Corporation	Delaware	100
Chubb do Brasil Companhia de Seguros	Brazil	99
Bellemead Development Corporation	Delaware	100
Chubb Financial Solutions, Inc.	Delaware	100

Certain other subsidiaries of Chubb and its consolidated subsidiaries have been omitted since, in the aggregate, they would not constitute a significant subsidiary.

Exhibit 23.1

THE CHUBB CORPORATION

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-3: No. 333-166851; Form S-8: No. 33-30020, No. 33-49230, No. 333-09273, No. 333-09275, No. 333-58157, No. 333-67347, No. 333-36530, No. 333-85462, No. 333-90140, No. 333-117120, No. 333-135011, No. 333-158841, No. 333-169571) of The Chubb Corporation and in the related Prospectuses of our reports dated February 25, 2011, with respect to the consolidated financial statements and schedules of The Chubb Corporation and the effectiveness of internal control over financial reporting of The Chubb Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2010.

/s/ Ernst & Young LLP

New York, New York
February 25, 2011

Exhibit 31.1

THE CHUBB CORPORATION

CERTIFICATION

I, John D. Finnegan, certify that:

1. I have reviewed this annual report on Form 10-K of The Chubb Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

/s/ John D. Finnegan

John D. Finnegan
Chairman, President and Chief Executive Officer

Exhibit 31.2

THE CHUBB CORPORATION

CERTIFICATION

I, Richard G. Spiro, certify that:

1. I have reviewed this annual report on Form 10-K of The Chubb Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

/s/ Richard G. Spiro

Richard G. Spiro
Executive Vice President and Chief Financial Officer

Exhibit 32.1

THE CHUBB CORPORATION

CERTIFICATION OF PERIODIC REPORT

I, John D. Finnegan, Chairman, President and Chief Executive Officer of The Chubb Corporation (the "Corporation"), certify, pursuant to 18 U.S.C. Section 1350 adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 10-K of the Corporation for the annual period ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated: February 25, 2011

/s/ John D. Finnegan

John D. Finnegan
Chairman, President and Chief Executive Officer

Exhibit 32.2

THE CHUBB CORPORATION

CERTIFICATION OF PERIODIC REPORT

I, Richard G. Spiro, Executive Vice President and Chief Financial Officer of The Chubb Corporation (the "Corporation"), certify, pursuant to 18 U.S.C. Section 1350 adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 10-K of the Corporation for the annual period ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated: February 25, 2011

/s/ Richard G. Spiro

Richard G. Spiro
Executive Vice President and Chief Financial Officer